CLEARY, GOTTLIEB, STEEN & HAMILTON

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JUL 27 2004

Writer's Direct Dial: (212) 225-2014

July 27, 2004

BY HAND

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: Filing Desk

04035835

SUPPL

Re: Grupo Financiero BBVA Bancomer, S.A. de C.V. (File No. 82-3273); Submission Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

On behalf of our client, Grupo Financiero BBVA Bancomer, S.A. de C.V. ("GFBB"), a foreign private issuer claiming exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Rule"), we are submitting herewith pursuant to sub-paragraph (b)(1)(iii) of the Rule GFBB's press releases setting forth and discussing: (i) its financial results for the second quarter of 2004, dated July 26, 2004, and (ii) its reported net income in the second quarter of 2004, dated July 26, 2004.

Please acknowledge receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to our messenger.

Very truly yours,

PROCESSED
JUL 28 2004
THOMSON FINANCIAL

Justo A. Chamas

Enclosures.

cc: Daniel Rodriguez Duran (w/o enclosures)

dlw 7/28

www.bancomer.com
investor_relations@bancomer.com
www.bancomercnbv.com
Tel. (5255) 5621-5875
Tel. (5255) 5621-7119
Fax. (5255) 5621-3384

Grupo Financiero
BBVA Bancomer

BMV	OTC	PORTAL	LATIBEX	INFOSEL	BLOOMBERG	REUTERS
GFBBB	GFBVY	GFBWY	XGFBB	GFBBB	GFBBB MM	GFBBB.MX

2Q04 Earnings

July 26, 2004

Contents

Financial Highlights

Grupo Financiero BBVA Bancomer (GFBB)

- Net income of Ps. 2,111 million in 2Q04, 8.6% higher than in 2Q03 and accumulated net income for 6M04 of Ps. 4,040 million, 7.8% higher than in 6M03
- Net interest income before monetary result of Ps. 6,137 million in 2Q04, 13.3% higher than in 2Q03, and Ps. 11,497 million in 6M04, 8.8% higher than in 6M03
- Net interest margin before monetary result of 5.3% in 2Q04 compared to 5.0% in 2Q03 and 4.7% in 1Q04
- Net fee and commission income of Ps. 3,460 million in 2Q04 and Ps. 7,022 million in 6M04, 8.9% higher than in 2Q03 and 7.6% higher than in 6M03, respectively
- Non-interest expense of Ps. 5,013 million in 2Q04 and Ps. 9,713 million in 6M04 with an efficiency ratio of 56.7% in 2Q04 and 54.2% in 6M04
- Total loans to the private sector excluding UDI trusts increased 13.5% from June 2003 to June 2004 and 8.5% from March 2004 to June 2004
- Commercial lending in pesos excluding UDI trusts as of June 2004 increased 16.3% over the past twelve months and 4.9% during the quarter
- Consumer lending as of June 2004 was up 36.3% compared to June 2003 and 13.3% compared to March 2004
- Mortgage loans excluding UDI trusts increased 14.4% from June 2003 to June 2004 and 6.9% from March 2004 to June 2004
- Demand deposits reached Ps. 182,975 million as of June 2004, 19.8% growth over June 2003, and 6.0% growth over March 2004
- Branch time deposits plus mutual funds amounted to Ps. 242,321 million as of June 2004, a 4.5% increase in balances over the past three months and a 4.2% increase over the last twelve months

Group Subsidiaries

- Net income for the Banking Business was Ps. 1,940 million in 2Q04, 7.5% higher than in 2Q03 and Ps. 3,805 million in 6M04, 8.1% higher than in 6M03
- Capitalization ratio for the Banking Business was 17.2% as of June 2004, with Tier 1 at 15.6%
- Seguros Bancomer reported net income of Ps. 199 million in 6M04
- Pensiones Bancomer registered net income of Ps. 98 million in 6M04
- Casa de Bolsa Bancomer reported net income of Ps. 75 million in 6M04
- Bancomer Gestión registered net income of Ps. 48 million in 6M04

Bank Subsidiaries

- Afore Bancomer reported net income of Ps. 436 million in 6M04
- Bancomer Transfer Services registered net income of Ps. 70 million in 6M04

Group Net Income (Ps. millions)


3,748
4,040
1,943
1,894
2,147
1,929
2,111
6M03
6M04
2Q03
3Q03
4Q03
1Q04
2Q04

Group Earnings per Share (Ps. nominal)


0.39
0.44
0.20
0.20
0.23
0.21
0.23
6M03
6M04
2Q03
3Q03
4Q03
1Q04
2Q04

Group ROAE (% annualized)


13.3
12.6
13.5
12.7
14.0
12.2
12.9
6M03
6M04
2Q03
3Q03
4Q03
1Q04
2Q04

Group ROAA (% annualized)


1.6
1.6
1.6
1.6
1.7
1.6
1.7
6M03
6M04
2Q03
3Q03
4Q03
1Q04
2Q04

Capitalization Ratio (%)


15.2
15.8
16.4
18.2
17.2
12.6
13.5
14.2
16.2
15.6
2Q03
3Q03
4Q03
1Q04
2Q04
Tier I
Tier II

Summary of Results

Grupo Financiero BBVA Bancomer Net income Millions of pesos	2Q 2003	3Q 2003	4Q 2003	1Q 2004	2Q 2004	6M 2003	6M 2004	2Q04/ 1Q04	2Q04/ 2Q03	6M04/ 6M03
Grupo Financiero BBVA Bancomer	**1,943**	**1,894**	**2,147**	**1,929**	**2,111**	**3,748**	**4,040**	**9.4%**	**8.6%**	**7.8%**
Holding company	(40)	(57)	(75)	(77)	(32)	(84)	(109)	(58.4%)	(20.0%)	29.8%
Banking Business	1,805	1,759	2,068	1,865	1,940	3,521	3,805	4.0%	7.5%	8.1%
Insurance Business [1]	146	159	148	111	151	278	262	36.0%	3.4%	(5.8%)
Casa de Bolsa Bancomer	40	34	17	23	52	52	75	126.1%	30.0%	44.2%
Bancomer Gestión	26	27	23	23	25	46	48	8.7%	(3.8%)	4.3%
Minority interest and others [2]	(34)	(28)	(34)	(16)	(25)	(65)	(41)	56.3%	(26.5%)	(36.9%)

(1) Including net income of Seguros Bancomer, Pensiones Bancomer and Preventis.

(2) Including minority interest of Seguros Bancomer, Preventis and net income of Fianzas Probursa.

Grupo Financiero BBVA Bancomer Financial summary Millions of pesos	2Q 2003	3Q 2003	4Q 2003	1Q 2004	2Q 2004	6M 2003	6M 2004	2Q04/ 1Q04	2Q04/ 2Q03	6M04/ 6M03
INCOME STATEMENT										
Net interest income before monetary gain (loss)	**5,415**	**5,095**	**5,507**	**5,360**	**6,137**	**10,568**	**11,497**	**14.5%**	**13.3%**	**8.8%**
Net interest income after loan-loss provisions	4,336	3,998	4,891	4,433	5,531	8,553	9,964	24.8%	27.6%	16.5%
Net fee and commission income	3,177	3,833	3,401	3,562	3,460	6,524	7,022	(2.9%)	8.9%	7.6%
Trading income	779	10	459	241	(742)	803	(501)	n.a.	n.a.	n.a.
Total operating revenue	***8,292***	***7,841***	***8,751***	***8,236***	***8,249***	***15,880***	***16,485***	***0.2%***	***(0.5%)***	***3.8%***
Non-interest expense	(4,749)	(4,795)	(4,988)	(4,700)	(5,013)	(9,379)	(9,713)	6.7%	5.6%	3.6%
Operating income	**3,543**	**3,046**	**3,763**	**3,536**	**3,236**	**6,501**	**6,772**	**(8.5%)**	**(8.7%)**	**4.2%**
Income from ongoing operations	1,982	1,988	2,168	2,011	2,138	3,874	4,149	6.3%	7.9%	7.1%
Net income	**1,943**	**1,894**	**2,147**	**1,929**	**2,111**	**3,748**	**4,040**	**9.4%**	**8.6%**	**7.8%**

Grupo Financiero BBVA Bancomer Financial summary Millions of pesos	Jun 2003	Sep 2003	Dec 2003	Mar 2004	Jun 2004	Dec-Mar 2003-2004	Mar-Jun 2004-2004	Mar-Jun 2003-2003	Jun-Jun 2003-2004
BALANCE SHEET									
Cash and due from banks	63,087	82,928	71,955	82,500	76,628	14.7%	(7.1%)	(2.7%)	21.5%
Investments in securities and trading with securities and derivatives	100,430	102,623	125,745	99,534	120,975	(20.8%)	21.5%	(13.5%)	20.5%
Total performing loans	245,069	246,691	255,549	250,528	257,671	(2.0%)	2.9%	0.7%	5.1%
Total non-performing loans	11,485	9,674	6,555	6,076	5,314	(7.3%)	(12.5%)	(8.8%)	(53.7%)
Total loans, gross	256,554	256,365	262,104	256,604	262,985	(2.1%)	2.5%	0.3%	2.5%
Loan-loss provisions	(12,533)	(11,580)	(9,612)	(9,109)	(8,583)	(5.2%)	(5.8%)	(1.2%)	(31.5%)
Total loans, net	244,021	244,785	252,492	247,495	254,402	(2.0%)	2.8%	0.3%	4.3%
Deferred taxes, net	23,809	23,138	22,684	21,752	20,931	(4.1%)	(3.8%)	(4.6%)	(12.1%)
Other assets	34,818	34,415	35,732	34,633	40,170	(3.1%)	16.0%	0.3%	15.4%
Total assets	**466,165**	**487,889**	**508,608**	**485,914**	**513,106**	**(4.5%)**	**5.6%**	**(3.7%)**	**10.1%**
Demand and time deposits	334,679	330,786	367,580	348,467	366,859	(5.2%)	5.3%	(11.0%)	9.6%
Interbank and other loans	54,184	61,378	57,848	48,969	59,539	(15.3%)	21.6%	83.3%	9.9%
Outstanding subordinated debentures	5,407	5,617	5,427	5,181	2,513	(4.5%)	(51.5%)	(5.4%)	(53.5%)
Other liabilities	7,545	23,467	9,130	12,715	11,543	39.3%	(9.2%)	(27.1%)	53.0%
Total liabilities	**401,815**	**421,248**	**439,985**	**415,332**	**440,454**	**(5.6%)**	**6.0%**	**(4.7%)**	**9.6%**
Total shareholders' equity	**64,350**	**66,641**	**68,623**	**70,582**	**72,652**	**2.9%**	**2.9%**	**3.2%**	**12.9%**

Share Data and Business Ratios

Grupo Financiero BBVA Bancomer Share data	2Q 2003	3Q 2003	4Q 2003	1Q 2004	2Q 2004	6M 2003	6M 2004	2Q04/ 1T04	2Q04/ 2T03	6M04/ 6M03
PER SHARE DATA										
Earnings per share (EPS) (nominal pesos)	0.20	0.20	0.23	0.21	0.23	0.39	0.44	9.6%	13.3%	12.4%
Earnings per share (EPS) (constant pesos)	0.21	0.20	0.23	0.21	0.23	0.40	0.44	9.5%	8.7%	7.8%
Trailing 12-month EPS (12m EPS) (constant pesos as of each period)	0.77	0.79	0.82	0.85	0.87	0.77	0.87	2.2%	12.4%	12.4%
Per share book value (BV) (nominal pesos)	6.05	6.29	6.61	6.93	7.14	6.05	7.14	3.0%	18.1%	18.1%
Per share book value (BV) (constant pesos)	6.31	6.52	6.72	6.94	7.14	6.31	7.14	2.9%	13.3%	13.3%
Total outstanding shares (millions, end of period)	9,277	9,277	9,277	9,277	9,277	9,277	9,277	0.0%	0.0%	0.0%
Closing price	8.83	9.61	9.60	12.00	12.00	8.83	12.00	0.0%	35.9%	35.9%
Market capitalization (millions of nominal pesos)	81,916	89,152	89,059	111,324	111,324	81,916	111,324	0.0%	35.9%	35.9%
Average daily traded volume (millions of shares)	8.9	10.8	11.6	32.2	0.4	8.3	16.3	(98.6%)	(95.0%)	96.3%
Average daily traded volume (millions of nominal pesos)	80.0	97.0	111.4	373.6	5.4	72.0	189.5	(98.6%)	(93.3%)	163.1%
Closing price / 12m EPS (constant pesos as of each period) (P/E)	11.4	12.2	11.6	14.1	13.8	11.4	13.8	(2.2%)	20.9%	20.9%
Closing price / BV (nominal pesos) (P/BV)	1.5	1.5	1.5	1.7	1.7	1.5	1.7	(2.9%)	15.1%	15.1%
PER ADR DATA										
Ordinary Series B shares per ADR	20	20	20	20	20	20	20	n.a.	n.a.	n.a.
Earnings per ADR (dollars) (EPADR)	0.39	0.36	0.40	0.37	0.40	0.73	0.77	6.1%	2.5%	6.1%
Book value per ADR (dollars) (BVADR)	11.59	11.43	11.76	12.41	12.39	11.59	12.39	(0.1%)	6.9%	6.9%

Grupo Financiero BBVA Bancomer Business ratios	2Q 2003	3Q 2003	4Q 2003	1Q 2004	2Q 2004	6M 2003	6M 2004
INFRASTRUCTURE							
Branches	1,645	1,643	1,653	1,653	1,653	1,645	1,653
ATMs	3,771	3,875	3,971	3,981	3,989	3,771	3,989
Employees							
Financial Group	28,635	28,613	29,476	29,150	28,750	28,635	28,750
Banking Business	25,274	25,146	25,230	25,088	24,743	25,274	24,743
PROFITABILITY RATIOS (%)							
Net interest margin (annualized)	5.0	4.7	4.8	4.7	5.3	5.1	4.9
Efficiency ratio (non-interest expense / operating revenues excluding provisions)	50.5	53.5	53.3	51.8	56.7	51.9	54.2
Efficiency ratio (non-interest expense / operating revenues excluding provisions and trading)	55.0	53.6	56.0	53.2	52.3	54.4	52.7
Net fee and commission income / non-interest expense	66.9	79.9	68.2	75.8	69.0	69.6	72.3
Return on average equity (ROAE)	13.5	12.7	14.0	12.2	12.9	13.3	12.6
Return on average assets (ROAA)	1.6	1.6	1.7	1.6	1.7	1.6	1.6
Tier 1 capital ratio	12.6	13.5	14.2	16.2	15.6	12.6	15.6
Total capital ratio	15.2	15.8	16.4	18.2	17.2	15.2	17.2
ASSET QUALITY FIGURES (%)							
Gross past-due loan ratio, including Fobaproa	4.5	3.8	2.5	2.4	2.0	4.5	2.0
Gross past-due loan ratio, excluding Fobaproa	6.6	5.6	3.6	3.5	2.9	6.6	2.9
Past-due loan reserve coverage ratio	109.1	119.7	146.6	149.9	161.5	109.1	161.5
Loan-loss provisions (annualized) / total average loans, excluding Fobaproa	2.6	2.6	1.4	1.9	1.3	2.5	1.6

Exchange of Fobaproa notes

On July 15, 2004 Grupo Financiero BBVA Bancomer announced its agreement with the Instituto para la Protección al Ahorro Bancario (IPAB) to exchange promissory notes issued by the Fondo Bancario de Protección al Ahorrc (Fobaproa) for IPAB notes.

The agreement states the intention of management, legitimacy, existence and legality audits (known as "auditorías GEL"), as well as the withdrawal of ongoing legal proceedings between both parties.

In order to facilitate the transaction, Bancomer agreed to acquire from Fobaproa related-party loans for a total amount of Ps. 3,264 million, for which Bancomer had provisions totaling Ps. 1,100 million.

BBVA Bancomer's offer to acquire *Valley Bank* to strengthen BTS operations in USA

Grupo Financiero BBVA Bancomer plans to acquire Valley Bank in order to better cater to the Hispanic market in California, USA, with a potential market of more than 10 million Mexicans.

Valley Bank is a bank founded in 1969, headquartered in Moreno Valley, Riverside, which caters to individuals and business clients through 6 branches in the Los Angeles, California area. It has a loan portfolio of almost USD 62 million and over USD 75 million in deposits.

Valley Bank has over 10 thousand customers of which 10% are preferred customers with more than USD 250 thousand in deposits and almost 20% are Hispanic, close to 3 thousand hold debit cards and approximately 300 are business clients.

The importance of merging Valley Bank to the Group resides in synergies with the Group's US subsidiary, Bancomer Transfer Services (BTS), the market leader in money remittances from the United States.

Money transfers, check cashing and calling card sales services offered by BTS will be supplemented by offering traditional banking products such as checking and savings accounts, investments and loans through Valley Bank.

Bancomer coordinates URBI's Initial Public Offering

In May 2004, BBVA Bancomer was Global Joint Coordinator for URBI's Initial Public Offering on the Mexican Stock Exchange (MSE) for a total amount of Ps. 2,388 million.

The transaction was distributed 40% in Mexico and 60% in other countries, bringing 2,000 investors, out of which 800 were brought on board by BBVA Bancomer.

Bancomer arranges and leads the first issuance of housing certificates by INFONAVIT

In March 2004, Bancomer arranged and led the first issuance of housing certificates by the Instituto del Fondo Nacional para la Vivienda de los Trabajadores (INFONAVIT) in the Mexican market for Ps. 750 million.

Certificates issued received a national scale rating of AAA by Standard & Poor's, Fitch Ratings and Moody's Investors Service.

The certificates, called CEDEVIS (Low-Income Housing Certificates) were acquired by Retirement Pension Funds (AFOREs), insurance companies and mutual funds.

Bancomer launches the first mutual fund of European stocks in Mexico

Bancomer offers in Mexico the safety, liquidity and low country-risk of European companies through its new mutual fund called BMERE50. This is the first fund in Mexico with assets mostly from Europe, which additionally presents the advantage of being a tax-deductible investment for capital gains.

The BMERE50 fund is a long-term equity mutual fund which offers the option to invest in a portfolio structured by stocks from 48 of the main European companies which also trade in New York. This fund is managed by BBVA Bancomer Gestión.

Income Statement

Grupo Financiero BBVA Bancomer's net income in 2Q04 was Ps. 2,111 million, 8.6% or Ps. 168 million higher than for the same year-earlier period. As of June 2004, accumulated net income was Ps. 4,040 million, 7.8% or Ps. 292 million higher than the first half of 2003. This improvement is mainly attributable to stronger recurrent earnings (net interest income before monetary result, fee income and non-interest expense) which increased 14.2% from 6M03 to 6M04.

Grupo Financiero BBVA Bancomer Income statement Millions of pesos	2Q 2003	3Q 2003	4Q 2003	1Q 2004	2Q 2004	6M 2003	6M 2004	2Q04/ 1Q04	2Q04/ 2Q03	6M04/ 6M03
Net interest income before monetary gain (loss)	**5,415**	**5,095**	**5,507**	**5,360**	**6,137**	**10,568**	**11,497**	**14.5%**	**13.3%**	**8.8%**
Monetary gain (loss)	40	19	(3)	(91)	(6)	164	(97)	n.a.	n.a.	n.a.
Net interest income	**5,455**	**5,114**	**5,504**	**5,269**	**6,131**	**10,732**	**11,400**	**16.4%**	**12.4%**	**6.2%**
Loan-loss provisions	(1,119)	(1,116)	(613)	(836)	(600)	(2,179)	(1,436)	(28.2%)	(46.4%)	(34.1%)
Net interest income after loan-loss provisions	**4,336**	**3,998**	**4,891**	**4,433**	**5,531**	**8,553**	**9,964**	**24.8%**	**27.6%**	**16.5%**
Net fee and commission income	3,177	3,833	3,401	3,562	3,460	6,524	7,022	(2.9%)	8.9%	7.6%
Trading income	779	10	459	241	(742)	803	(501)	n.a.	n.a.	n.a.
Total operating revenues	**8,292**	**7,841**	**8,751**	**8,236**	**8,249**	**15,880**	**16,485**	**0.2%**	**(0.5%)**	**3.8%**
Non-interest expense	(4,749)	(4,795)	(4,988)	(4,700)	(5,013)	(9,379)	(9,713)	6.7%	5.6%	3.6%
Operating income	**3,543**	**3,046**	**3,763**	**3,536**	**3,236**	**6,501**	**6,772**	**(8.5%)**	**(8.7%)**	**4.2%**
Other income and expenses, net	(375)	(24)	(837)	(346)	27	(525)	(319)	n.a.	n.a.	(39.2%)
Monetary gain (loss)	(218)	(122)	(203)	(298)	(16)	(466)	(314)	(94.6%)	(92.7%)	(32.6%)
Income before taxes	**2,950**	**2,900**	**2,723**	**2,892**	**3,247**	**5,510**	**6,139**	**12.3%**	**10.1%**	**11.4%**
Current income tax and profit sharing	(119)	(217)	(102)	(218)	(85)	(336)	(303)	(61.0%)	(28.6%)	(9.8%)
Deferred income tax and profit sharing	(890)	(724)	(668)	(738)	(984)	(1,333)	(1,722)	33.3%	10.6%	29.2%
Income before share in net income (loss) of non-consolidated subsidiaries and associates	**1,941**	**1,959**	**1,953**	**1,936**	**2,178**	**3,841**	**4,114**	**12.5%**	**12.2%**	**7.1%**
Share in net income (loss) of non-consolidated subsidiaries and associates	41	29	215	75	(40)	33	35	n.a.	n.a.	6.1%
Income from ongoing operations	**1,982**	**1,988**	**2,168**	**2,011**	**2,138**	**3,874**	**4,149**	**6.3%**	**7.9%**	**7.1%**
Discontinued operations, extraordinary items and changes in accounting standards, net	0	0	0	0	0	0	0	n.a.	n.a.	n.a.
Income before minority interest	**1,982**	**1,988**	**2,168**	**2,011**	**2,138**	**3,874**	**4,149**	**6.3%**	**7.9%7**	**.1%**
Minority interest	(39)	(94)	(21)	(82)	(27)	(126)	(109)	(67.1%)	(30.8%)	(13.5%)
Net income	**1,943**	**1,894**	**2,147**	**1,929**	**2,111**	**3,748**	**4,040**	**9.4%**	**8.6%7**	**.8%**

Net Interest Income

Net interest income before monetary result was Ps. 6,137 million in 2Q04, a 13.3% increase compared to the same quarter of 2003. This growing trend was achieved in an environment where the average interbank rate (28-day TIIE) stayed at the same level of 6.73% for 2Q03 and 2Q04.

In accumulated terms, for the first half of 2004, net interest income before monetary result was Ps. 11,497 million, 8.8% or Ps. 929 million higher than for the first half of 2003, while the average TIIE rate decreased 22.8% over the same period.

Growth of Ps. 722 million from 2Q03 to 2Q04 and of Ps. 929 million from 6M03 to 6M04 in net interest income before monetary result was mainly due to the expansion of the portfolio of performing loans excluding Fobaproa/IPAB, which increased 3.8% in 2Q04 and 8.7% in the past twelve months, as well as to the ongoing management of the deposit mix.

Demand deposits as a percent of total deposits increased from 45.6% in June 2003, to 49.9% in June 2004, while at the same time the cost of funding in pesos was reduced 412 basis points, from 41.7% of TIIE in 2Q03 to 37.6% of TIIE in 2Q04, and 314 basis points, from 40.2% of TIIE in the first half of 2003 to 37.1% of TIIE for the first six months of 2004.

Net interest margin before monetary result was 5.3% in 2Q04, 28 basis points above that of 2Q03 in spite of having no growth in the average interbank rate. For the first semester, such ratio was 4.9%, only 24 basis points under that of the same year-earlier period, while the TIIE rate dropped 187 basis points.

For the first six months of 2004, net interest margin before monetary result represents 77.1% of the average TIIE, a significant improvement if compared to 62.4% for the first half of 2003. This result is due to a larger deposit base and a growing loan portfolio which translate into higher average earning assets going up from June 2003 to June 2004 by 14.1%. Furthermore, credit spread contributions to the peso margin increased from 26.6% in the first semester of 2003, to 34.2% a year later.

It is also important to mention that, during the second quarter of 2004, the net interest margin benefited from an 83 basis-point hike in TIIE, from which 66 basis points, or 79.5%, was absorbed into the margin, which went from 4.7% in 1Q04 to 5.3% in 2Q04.

Grupo Financiero BBVA Bancomer Net interest margin Millions of pesos	2Q 2003	3Q 2003	4Q 2003	1Q 2004	2Q 2004	6M 2003	6M 2004	2Q04/ 1Q04	2Q04/ 2Q03	6M04/ 6M03
Net interest income on loans and deposits	**4,955**	**4,678**	**5,176**	**5,085**	**5,820**	**9,884**	**10,905**	**14.5%**	**17.5%**	**10.3%**
Interest income on loans and investments	8,292	7,558	8,514	8,179	8,697	17,626	16,876	6.3%	4.9%	(4.3%)
Interest expense on deposits and funding	(3,337)	(2,880)	(3,338)	(3,094)	(2,877)	(7,742)	(5,971)	(7.0%)	(13.8%)	(22.9%)
Net fee and commission income	**108**	**108**	**111**	**124**	**175**	**239**	**299**	**41.1%**	**62.0%**	**25.1%**
Fee and commission income	108	108	111	124	175	239	299	41.1%	62.0%	25.1%
Fee and commission expense	0	0	0	0	0	0	0	n.a.	n.a.	n.a.
Interest income on repurchase transactions, net	**352**	**309**	**220**	**151**	**142**	**445**	**293**	**(6.0%)**	**(59.7%)**	**(34.2%)**
Interest income on repurchase transactions	4,351	3,516	3,719	3,697	3,401	8,817	7,098	(8.0%)	(21.8%)	(19.5%)
Interest expense on repurchase transactions	(3,999)	(3,207)	(3,499)	(3,546)	(3,259)	(8,372)	(6,805)	(8.1%)	(18.5%)	(18.7%)
Net interest income before monetary gain (loss)	**5,415**	**5,095**	**5,507**	**5,360**	**6,137**	**10,568**	**11,497**	**14.5%**	**13.3%**	**8.8%**
Monetary gain (loss)	*40*	*19*	*(3)*	*(91)*	*(6)*	*164*	*(97)*	*n.a.*	*n.a.*	*n.a.*
Net interest income	***5,455***	***5,114***	***5,504***	***5,269***	***6,131***	***10,732***	***11,400***	***16.4%***	***12.4%***	***6.2%***
Average earning assets	430,338	434,573	459,047	460,940	462,165	414,240	472,590	0.3%	7.4%	14.1%
Net interest margin before monetary result (annualized) (%)	**5.0**	**4.7**	**4.8**	**4.7**	**5.3**	**5.1**	**4.9**	**14.2%**	**5.5%**	**(4.6%)**
Net interest margin (annualized) (%)	**5.1**	**4.7**	**4.8**	**4.6**	**5.3**	**5.2**	**4.8**	**16.1%**	**4.7%**	**(6.9%)**


8.18%
6.31%
6.73%
5.11%
5.79%
5.90%
6.73%
5.10%
4.87%
5.03%
4.69%
4.80%
4.65%
5.31%
6 months 2003
6 months 2004
2Q03
3Q03
4Q03
1Q04
2Q04
Average 28-day interbank rate (TIIE)
Net interest margin before monetary effect

Loan-loss Provisioning

The provisioning charge to the Income Statement in 2Q04 was Ps. 600 million, of which 45.7% or Ps. 274 million were related to Punto Final debtor-support programs. As of June 2004, the balance of mortgage loans subject to Punto Final was Ps. 24,405 million, 13.0% less than June 2003 and 2.7% lower than March 2004, while commercial loans subject to Punto Final totaled Ps. 242 million, 41.6% and 23.7% lower than June 2003 and March 2004, respectively.

Provisions in 2Q04 were 46.4% or Ps. 519 million less than for 2Q03 given better recovery schemes. The accumulated provisioning charge in 2004 was Ps. 1,436 million, which is 34.1% or Ps. 743 million less than for the first semester of 2003.

The annualized provisioning charge for the quarter equaled 1.3% of total average loans excluding Fobaproa/IPAB, a reduction compared to 2.6% for 2Q03. For the first six months of 2004 the charge was 1.6%, lower than the 2.5% for 6M03. The reserve coverage ratio increased to 161.5% as of June 2004, from 109.1% as of June 2003.

Grupo Financiero BBVA Bancomer Loan-loss provisions Millions of pesos	2Q 2003	3Q 2003	4Q 2003	1Q 2004	2Q 2004	6M 2003	6M 2004
Beginning balance	12,681	12,533	11,580	9,612	9,109	13,064	9,612
Plus:							
Charge to income statement	1,119	1,116	613	836	600	2,179	1,436
Charge-off recoveries	46	8	223	29	38	75	67
Minus:							
Charge-offs on credit cards	(84)	(40)	(218)	(315)	(173)	(276)	(488)
Charge-offs on consumer loans	(26)	(9)	(8)	(151)	(40)	(56)	(191)
Charge-offs on commercial loans	(558)	(1,493)	(578)	(418)	(316)	(1,082)	(734)
Charge-offs on mortgage loans	(282)	(330)	(1,788)	(236)	(470)	(699)	(706)
Applications to performing commercial loans (Punto Final)	(4)	(3)	(3)	(2)	(1)	(8)	(3)
Applications to performing mortgage loans (Punto Final)	(293)	(296)	(277)	(262)	(273)	(645)	(535)
Reserve applications	**(297)**	**(299)(**	**280)**	**(264)**	**(274)**	**(653)**	**(538)**
Monetary gain (loss)	(66)	94	68	16	109	(19)	125
Ending balance	**12,533**	**11,580**	**9,612**	**9,109**	**8,583**	**12,533**	**8,583**

Fee and commission income

Net fee and commission income in 2Q04 was Ps. 3,460 million, 8.9% or Ps. 283 million higher than in 2Q03. As of June 2004, accumulated fee income for the year reached Ps. 7,022 million, 7.6% or Ps. 498 million higher than for the first half of 2003. Higher fee income is the result of transaction growth, as the number of transactions totaled 329,474 in 2Q04 versus 293,132 in 2Q03, increasing 12.4% and 644,734 in 6M04 compared to 578,825 in 6M03, a growth of 11.4%.

Credit and debit card fees increased 26.2% or Ps. 204 million from 2Q03 to 2Q04 given more than 343 thousand credit cards and 204 thousand debit cards were issued in 2Q04, compared to 173 thousand and 174 thousand, respectively, for 2Q03. In the first half of 2004, credit and debit card fees totaled Ps. 1,819 million, 21.4% or Ps. 321 million higher than for the same year-earlier period.

Fee income from money transfers and remittances also increased 21.2% or Ps. 110 million from 2Q03 to 2Q04, and 19.8% or Ps. 198 million from 6M03 to 6M04, on the back of 15.5% growth in money remittance transactions from the United States to Mexico, which for the first half of 2004 were 8.3 million.

Account management fees increased 6.7% or Ps. 42 million from 2Q03 to 2Q04 and 4.7% or 58 million from the first six months of 2003 to the first semester of 2004. Other important contributors to fee income growth from 2Q03 to 2Q04 were ATMs with 7.7% or Ps. 14 million and insurance with 19.5% or Ps. 23 million.

Fee income growth allowed for an improvement in the fee to expense ratio, from 66.9% in 2Q03, to 69.0% in 2Q04, and from 69.6% in 6M03 to 72.3% in 6M04. Furthermore, healthy performance in fees has not come at the expense of losing focus on net interest income, as the contribution of fees to total income (net interest income plus fees) in 2Q03 was 37.0% and in 2Q04 was 36.1%. Likewise, for the first half of 2003, this ratio was 38.2% and for the first six months of 2004 it was 37.9%, still leaving core credit and deposit spreads as the most relevant stream of income.

Grupo Financiero BBVA Bancomer Fee and commission income Millions of pesos	2Q 2003	3Q 2003	4Q 2003	1Q 2004	2Q 2004	6M 2003	6M 2004	2Q04/ 1Q04	2Q04/ 2Q03	6M04/ 6M03
Net fee and commission income	**3,177**	**3,833**	**3,401**	**3,562**	**3,460**	**6,524**	**7,022**	**(2.9%)**	**8.9%**	**7.6%**
Credit and debit cards	778	810	901	837	982	1,498	1,819	17.3%	26.2%	21.4%
Account management	623	775	708	615	665	1,222	1,280	8.1%	6.7%	4.7%
Pension fund and SAR management	483	847	461	797	468	1,302	1,265	(41.3%)	(3.1%)	(2.8%)
Money transfers and remittances	520	577	583	568	630	1,000	1,198	10.9%	21.2%	19.8%
Mutual fund management	349	367	357	338	316	649	654	(6.5%)	(9.5%)	0.8%
ATMs	181	199	197	160	195	352	355	21.9%	7.7%	0.9%
Insurance	118	134	132	125	141	252	266	12.8%	19.5%	5.6%
Annuities, brokerage and other	125	124	62	122	63	249	185	(48.4%)	(49.6%)	(25.7%)

In June 2004, Ps. 123 million were reclassified from credit card promotion expenses (Administrative and operating expense) to paid commissions (credit cards and other). The information shown reflects adjusted figures for each period in order to make it comparable.

Trading Income

Trading income represented a loss of Ps. 742 million in 2Q04, breaking down into a gain of Ps. 184 million from foreign exchange trading and a loss of Ps. 926 million from securities trading. The latter is the result of interest rate increasing significantly in the quarter and to greater volatility.

Grupo Financiero BBVA Bancomer Trading income Millions of pesos	2Q 2003	3Q 2003	4Q 2003	1Q 2004	2Q 2004	6M 2003	6M 2004	2Q04/ 1Q04	2Q04/ 2Q03	6M04/ 6M03
Trading income	**779**	**10**	**459**	**241**	**(742)**	**803**	**(501)**	**n.a.**	**n.a.**	**n.a.**
Securities trading	580	(162)	262	116	(926)	324	(810)	n.a.	n.a.	n.a.
Foreign exchange trading	199	172	197	125	184	479	309	47.1%	(7.5%)	(35.5%)

As of June 2004, the trading portfolio totaled Ps. 119,852 million, of which 89.6% was government bonds, 8.5% bank bonds, 0.4% other debt securities and 1.5% equities.

Grupo Financiero BBVA Bancomer Investments and securities trading Millions of pesos	Government	Banking	Other Debt Securities	Equity	Total
Securities for trading	43,317	10,226	7,337	614	**61,494**
Securities for sale	15,929	0	(258)	1,178	**16,849**
Securities held to maturity	48,141	0	(6,632)	0	**41,509**
Total	**107,387**	**10,226**	**447**	**1,792**	**119,852**

Non-Interest Expense

Non-interest expense in 2Q04 was Ps. 5,013 million, 5.6% or Ps. 264 million higher than in 2Q03 given expenses geared towards marketing loan and deposit products. As of June 2004, in accumulated terms, expenses were Ps. 9,713 million, 3.6% or Ps. 334 million higher than for the same period of 2003.

Non-manageable expense showed a slight growth of 0.6% or Ps. 7 million in 2Q04 if compared to 2Q03, and 1.7% or Ps. 42 million in 6M04 compared to 6M03, mainly attributable to deposit insurance quotas.

The efficiency ratio excluding the volatile trading result improved by dropping from 55.0% in 2Q03, to 52.3% in 2Q04, and from 54.4% in 6M03 to 52.7% in 6M04.

Grupo Financiero BBVA Bancomer **Non-interest expense** Millions of pesos	2Q 2003	3Q 2003	4Q 2003	1Q 2004	2Q 2004	6M 2003	6M 2004	2Q04/ 1Q04	2Q04/ 2Q03	6M04/ 6M03
Non-interest expense	**4,749**	**4,795**	**4,988**	**4,700**	**5,013**	**9,379**	**9,713**	**6.7%**	**5.6%**	**3.6%**
Wages and employee benefits (A)	2,226	2,241	2,257	2,224	2,349	4,448	4,573	5.6%	5.5%	2.8%
Administrative and operating expense (B)	1,268	1,319	1,438	1,224	1,402	2,459	2,626	14.5%	10.6%	6.8%
Manageable expense (A+B)	*3,494*	*3,560*	*3,695*	*3,448*	*3,751*	*6,907*	*7,199*	*8.8%*	*7.4%*	*4.2%*
Rents, depreciation and amortization (C)	597	588	619	614	588	1,154	1,202	(4.2%)	(1.5%)	4.2%
VAT and other taxes (D)	278	263	263	238	269	543	507	13.0%	(3.2%)	(6.6%)
Deposit insurance fee (IPAB) (E)	380	384	411	400	405	775	805	1.3%	6.6%	3.9%
Non-manageable expense (C+D+E)	*1,255*	*1,235*	*1,293*	*1,252*	*1,262*	*2,472*	*2,514*	*0.8%*	*0.6%*	*1.7%*

In June 2004, Ps. 123 million were reclassified from credit card promotion expenses (Administrative and operating expense) to paid commissions (credit cards and other). The information shown reflects adjusted figures for each period in order to make it comparable.

Recurrent Income Breakdown Analysis

Recurrent income went up 19.3% or Ps. 741 million from 2Q03 to 2Q04 to total Ps. 4,584 million. In accumulated terms, recurrent income as of June 2004 was Ps. 8,806 million, 14.2% or Ps. 1,093 million higher than for the first half of 2003.

Growth in recurrent income from 2Q03 to 2Q04 is due mainly to a Ps. 722 million increase in the core business of loans and deposits in addition to higher fee income. This is also true for the accumulated growth from the first semester of 2003 to the first half of 2004.

Net interest income before monetary gains represented 4.9% of total average assets in 2Q04, compared to 4.6% a year earlier, while fees were 2.8% in 2Q04, up from 2.7% in 2Q03, and expenses stood at 4.0% in 2Q04 at the same level of 2Q03. Thus, recurrent income was 3.7% of total average assets in 2Q04, 43 basis points higher than the same year-earlier period despite a 5.2% increase in total average assets, evidencing effective management of recurrent income. For 6M04, core earnings represented 3.4% of total average assets, the same ratio than in 6M03.

Grupo Financiero BBVA Bancomer **Core earnings analysis** Millions of pesos	2Q 2003	3Q 2003	4Q 2003	1Q 2004	2Q 2004	6M 2003	6M 2004	2Q04/ 1Q04	2Q04/ 2Q03	6M04/ 6M03
Net interest income before monetary gain (loss)	5,415	5,095	5,507	5,360	6,137	10,568	11,497	14.5%	13.3%	8.8%
Net fee and commission income	3,177	3,833	3,401	3,562	3,460	6,524	7,022	(2.9%)	8.9%	7.6%
Total revenues (A)	8,592	8,928	8,908	8,922	9,597	17,092	18,519	7.6%	11.7%	8.3%
Total expense (B)	4,749	4,795	4,988	4,700	5,013	9,379	9,713	6.7%	5.6%	3.6%
Core earnings (A-B)	**3,843**	**4,133**	**3,920**	**4,222**	**4,584**	**7,713**	**8,806**	**8.6%**	**19.3%**	**14.2%**
Total average assets (TAAs)	475,042	476,527	498,249	497,261	499,510	459,413	510,857	0.5%	5.2%	11.2%
Net interest income before monetary gain (loss) / TAAs	4.6%	4.3%	4.4%	4.3%	4.9%	4.6%	4.5%	14.0%	7.8%	(2.2%)
Net fee and commission income / TAAs	2.7%	3.2%	2.7%	2.9%	2.8%	2.8%	2.7%	(3.3%)	3.6%	(3.2%)
Total revenues / TAAs (C)	7.2%	7.5%	7.2%	7.2%	7.7%	7.4%	7.3%	7.1%	6.2%	(2.6%)
Total expense / TAAs (D)	4.0%	4.0%	4.0%	3.8%	4.0%	4.1%	3.8%	6.2%	0.4%	(6.9%)
Core earnings / TAAs (C-D)	**3.2%**	**3.5%**	**3.1%**	**3.4%**	**3.7%**	**3.4%**	**3.4%**	**8.1%**	**13.4%**	**2.7%**

Business Volumes

Loan Portfolio

Total performing loans excluding Fobaproa/IPAB were Ps. 176,472 million as of June 2004, increasing 8.7% or Ps. 14,110 million from June 2003, and 3.8% or Ps. 6,466 million from March 2004, based strongly on consumer loan growth, but also showing growth in commercial and mortgage loans.

Performing loans excluding UDI trusts

Performing loans excluding UDI trusts were up 16.8% or Ps. 20,362 million from June 2003 to June 2004, to Ps. 141,786 million. The strongest contributor to such growth was consumer lending, with balances increasing Ps. 8,144 million or 36.3%

over the same period to total Ps. 30,564 million. The consumer loan portfolio also grew 13.3% or Ps. 3,593 million from March 2004 to June 2004.

Consumer loan growth was boosted in 2Q04 with strong campaigning which led to the origination of almost 7 thousand auto loans, 343 thousand credit cards and over 108 thousand *Creditón Nómina* or personal (payroll) loans, totaling 458 thousand consumer loans compared to 268 thousand loans granted during 2Q03.

Commercial lending increased 7.0% or Ps. 4,720 million from June 2003 to June 2004, attributable to a Ps. 5,953 million increase in peso loans due to an underlying trend of dollar debt being translated into peso debt in order to avoid foreign exchange risks and take advantage of attractive peso interest rates.

As of June 2004, 37.0% of commercial lending owed to middle-market lending, as compared to 31.9% in June 2003. This portfolio increased 24.3% over the past twelve months to Ps. 26,826 million as of June 2004.

Finally, mortgage loans increased 14.4% or Ps. 1,463 million from June 2003 to June 2004, showing the favorable outcome of the mortgage products strategy.

Grupo Financiero BBVA Bancomer Performing loans, excluding Fobaproa Millions of pesos	Jun 2003	Sep 2003	Dec 2003	Mar 2004	Jun 2004	Dec-Mar 2003-2004	Mar-Jun 2004-2004	Mar-Jun 2003-2003	Jun-Jun 2003-2004
Commercial	67,730	67,221	70,852	67,718	72,450	(4.4%)	7.0%	2.9%	7.0%
Pesos	*36,601*	*38,189*	*41,750*	*40,564*	*42,554*	(2.8%)	4.9%	6.1%	16.3%
Dollars	*31,129*	*29,032*	*29,102*	*27,154*	*29,896*	(6.7%)	10.1%	(0.7%)	(4.0%)
Financial institutions	1,497	1,593	613	935	915	52.5%	(2.1%)	46.8%	(38.9%)
Consumer	22,420	23,870	25,577	26,971	30,564	5.5%	13.3%	6.8%	36.3%
Mortgage	10,128	10,636	10,760	10,839	11,591	0.7%	6.9%	0.5%	14.4%
Subtotal private sector loans	**101,775**	**103,320**	**107,802**	**106,463**	**115,520**	**(1.2%)**	**8.5%**	**3.9%**	**13.5%**
Government	18,678	19,748	26,113	24,292	25,457	(7.0%)	4.8%	1.8%	36.3%
Government support programs	971	1,412	1,828	2,213	809	21.1%	(63.4%)	(63.5%)	(16.7%)
Subtotal government loans	**19,649**	**21,160**	**27,941**	**26,505**	**26,266**	**(5.1%)**	**(0.9%)**	**(6.5%)**	**33.7%**
Total performing loans ex UDI trusts	**121,424**	**124,480**	**135,743**	**132,968**	**141,786**	**(2.0%)**	**6.6%**	**2.1%**	**16.8%**
Commercial UDI trusts	115	105	95	46	37	(51.6%)	(19.6%)	(8.0%)	(67.8%)
Mortgage UDI trusts	28,487	27,442	26,729	25,895	24,904	(3.1%)	(3.8%)	(2.7%)	(12.6%)
Government UDI trusts	12,336	12,151	11,655	11,097	9,745	(4.8%)	(12.2%)	(1.5%)	(21.0%)
Subtotal UDI trusts	**40,938**	**39,698**	**38,479**	**37,038**	**34,686**	**(3.7%)**	**(6.4%)**	**(2.4%)**	**(15.3%)**
Total performing loans including UDI trusts	**162,362**	**164,178**	**174,222**	**170,006**	**176,472**	**(2.4%)**	**3.8%**	**0.9%**	**8.7%**

Performing loans in UDI trusts

Performing loans in UDI trusts decreased 15.3% or Ps. 6,252 million from June 2003 to June 2004. This reduction is composed by a drop of Ps. 3,583 million in mortgages, Ps. 2,591 million in government loans and Ps. 78 million in commercial loans.

Deposits

Demand deposits increased 19.8% or Ps. 30,290 million from June 2003 to June 2004 and time deposits plus mutual funds grew 4.2% or Ps. 9,797 million over the same period. Thus, total branch deposits in pesos were up 7.6% or Ps. 27,201 million and branch deposits in dollars increased 51.0% or Ps. 12,886 million from June 2003 to June 2004.

Demand deposit growth from March 2004 to June 2004 was Ps. 10,366 million while time deposits plus mutual funds grew Ps. 10,415 million, boosted by flows coming from the new mutual fund called *Fondo Triple Bancomer*, which as of June 2004 had attracted more than Ps. 3,700 million.

Total branch deposits as of June 2004 went up 5.1% or Ps. 20,781 million during the quarter and 10.4% or Ps. 40,087 million during the last twelve months.

Grupo Financiero BBVA Bancomer Total deposits and customer funds Millions of pesos	Jun 2003	Sep 2003	Dec 2003	Mar 2004	Jun 2004	Dec-Mar 2003-2004	Mar-Jun 2004-2004	Mar-Jun 2003-2003	Jun-Jun 2003-2004
Demand	152,685	152,185	183,023	172,609	182,975	(5.7%)	6.0%	(1.1%)	19.8%
Time (Branch network)	151,054	155,550	161,003	158,182	167,243	(1.8%)	5.7%	(8.7%)	10.7%
Fixed-income mutual funds	78,776	69,259	66,833	70,535	71,574	5.5%	1.5%	35.8%	(9.1%)
Equity mutual funds	2,694	2,760	2,952	3,189	3,504	8.0%	9.9%	2.0%	30.1%
Branch deposits	**385,209**	**379,754**	**413,811**	**404,515**	**425,296**	**(2.2%)**	**5.1%**	**1.2%**	**10.4%**
Branch deposits in pesos	*359,947*	*350,407*	*380,929*	*370,290*	*387,148*	*(2.8%)*	*4.6%*	4.5%	*7.6%*
Branch deposits in dollars	*25,262*	*29,347*	*32,882*	*34,225*	*38,148*	*4.1%*	*11.5%*	(29.8%)	*51.0%*
Time (Treasury)	30,940	23,051	23,554	17,676	16,641	(25.0%)	(5.9%)	(44.7%)	(46.2%)
Total deposits	**416,149**	**402,805**	**437,365**	**422,191**	**441,937**	**(3.5%)**	**4.7%**	**(4.7%)**	**6.2%**

Asset Quality

Non-performing loans

Non-performing loans dropped 12.5% or Ps. 762 million from March 2004 to June 2004 to Ps. 5,314 million. From June 2003 to June 2004, the improvement in non-performing loans was 53.7% or Ps. 6,171 million.

Non-performing loans over total loans excluding Fobaproa were 2.9% as of June 2004, comparing favorably with 3.5% in March 2004 and 6.6% in June 2003.

Grupo Financiero BBVA Bancomer Non-performing loans Millions of pesos	Jun 2003	Sep 2003	Dec 2003	Mar 2004	Jun 2004	Dec-Mar 2003-2004	Mar-Jun 2004-2004	Mar-Jun 2003-2003	Jun-Jun 2003-2004
Commercial	3,915	2,512	1,300	1,260	775	(3.1%)	(38.5%)	(17.2%)	(80.2%)
Financial institutions	1	2	2	2	2	0.0%	0.0%	(50.0%)	100.0%
Consumer	1,243	1,387	1,356	1,091	1,125	(19.5%)	3.1%	13.7%	(9.5%)
Mortgage	6,326	5,773	3,897	3,723	3,412	(4.5%)	(8.4%)	(6.5%)	(46.1%)
Total non-performing loans	**11,485**	**9,674**	**6,555**	**6,076**	**5,314**	**(7.3%)**	**(12.5%)**	**(8.8%)**	**(53.7%)**

Loan portfolio rating

As of June 2004 a total of Ps. 324,696 million in loans required regulatory reserves of Ps. 8,583 million which include 100% coverage of past-due interest payments. The improvement in the loan portfolio structure is reflected in the larger portfolio requiring less provisioning. Its rating has improved to June 2004 with 92.7% rated A, 4.9% rated B and loans rated C,D and E constituted the remaining 2.4%.

Grupo Financiero BBVA Bancomer Loan portfolio rating Millions of pesos	Jun-03		Mar-04		Jun-04	
	Amount	Reserves	Amount	Reserves	Amount	Reserves
Risk level						
A	284,591	1,470	293,839	1,702	300,832	1,540
B	15,382	1,904	15,226	1,907	15,834	1,794
C	5,936	2,223	3,449	1,524	3,160	1,435
D	5,195	3,674	4,023	2,875	3,727	2,692
E	3,159	3,262	1,051	1,101	1,143	1,122
TOTAL	**314,263**	**12,533**	**317,588**	**9,109**	**324,696**	**8,583**

Loans rated A include exempt loans for Ps. 142,423 million which include the gross balance of Fobaproa/IPAB notes.

Based on CNBV regulation, troubled loans are defined as those rated D and E. Therefore, troubled commercial loans as of June 2004 were Ps. 892 million or 0.4% of the total portfolio.

Grupo Financiero BBVA Bancomer Loan portfolio rating Millions of pesos	Commercial		Mortgage		Consumer	
	Amount	Reserves	Amount	Reserves	Amount	Reserves
Risk level						
A	241,553	1,140	30,227	252	29,052	148
B	8,962	1,223	5,432	427	1,440	144
C	1,423	783	1,431	507	306	145
D	260	199	2,952	2,101	515	392
E	632	621	2	2	509	499
Total	**252,830**	**3,966**	**40,044**	**3,289**	**31,822**	**1,328**

Loans rated A include exempt loans for Ps. 142,423 million which include the gross balance of Fobaproa/IPAB notes.

Other Balance Sheet Items

Fobaproa/IPAB

As of June 2004, the balance of Fobaproa and IPAB notes on the Balance Sheet was Ps. 81,199 million. This balance is presented as the gross amount of Fobaproa and IPAB notes, net of cash recoveries in checking accounts, and net of reserves covering 100% of the loss sharing and incentive scheme.

The gross balance of Fobaproa notes with loss sharing was Ps. 99,080 million as of June 2004 which, net of cash recoveries (deposits in checking accounts) and loan-loss reserves and incentive scheme, the net balance is Ps. 50,652 million.

The gross balance of notes without loss sharing was Ps. 31,923 million as of June 2004 which, net of cash deposits in checking accounts is Ps. 30,547 million. These notes have no associated reserves, as there is no related loss sharing or incentive scheme.

Grupo Financiero BBVA Bancomer Fobaproa / IPAB notes Millions of pesos	Notes with loss sharing Commercial	 Mortgage	 Total	Notes without loss sharing	Total
Gross balance	74,165	24,915	99,080	31,923	**131,003**
Deposits in checking accounts	(13,595)	(5,362)	(18,957)	(1,376)	**(20,333)**
Balance net of deposits	**60,570**	**19,553**	**80,123**	**30,547**	**110,670**
Loss sharing[1]	*(15,164)*	*(4,888)*	*(20,052)*		*(20,052)*
Incentive scheme	*(9,419)*	*0*	*(9,419)*		*(9,419)*
Reserves (loss sharing+incentive scheme)	**(24,583)**	**(4,888)**	**(29,471)**		**(29,471)**
Balance net of reserves	**35,987**	**14,665**	**50,652**	**30,547**	**81,199**

(1) Loss sharing is 30% for a Ps. 312 million note.

Deferred Taxes

The balance of deferred taxes decreased Ps. 821 million or 3.8% in 2Q04 and 12.1% or Ps. 2,878 million over the past twelve months to Ps. 20,931 million as of June 2004. The latter breaks down as Ps. 22,171 million of deferred tax assets and Ps. 1,240 million of deferred tax liabilities.

As of June 2004, 47.4% of deferred tax assets is from loan loss provisions, 42.0% tax-loss carry-forwards, 0.5% tax losses on equity sales, and the remaining 10.1% from other concepts.

Debt

Total debt increased Ps. 2,461 million from June 2003 to June 2004 due to Ps. 7,582 million of additional short-term debt which surpassed long-term debt reduction of Ps. 5,121 million.

Grupo Financiero BBVA Bancomer Debt Millions of pesos	Jun 2003	Sep 2003	Dec 2003	Mar 2004	Jun 2004	Dec-Mar 2003-2004	Mar-Jun 2004-2004	Mar-Jun 2003-2003	Jun-Jun 2003-2004
Debt on demand	2,721	7,730	12,567	0	26,008	(100.0%)	n.a.	n.a.	n.a.
Short-term debt	33,182	37,991	32,208	34,738	17,477	7.9%	(49.7%)	217.5%	(47.3%)
Total short-term debt	**35,903**	**45,721**	**44,775**	**34,738**	**43,485**	**(22.4%)**	**25.2%**	**243.5%**	**21.1%**
Long-term debt	18,281	15,657	13,073	14,231	16,054	8.9%	12.8%	(4.4%)	(12.2%)
Subordinated debentures	5,407	5,617	5,427	5,181	2,513	(4.5%)	(51.5%)	(5.4%)	(53.5%)
Total long-term debt	**23,688**	**21,274**	**18,500**	**19,412**	**18,567**	**4.9%**	**(4.4%)**	**(4.6%)**	**(21.6%)**
Total debt	**59,591**	**66,995**	**63,275**	**54,150**	**62,052**	**(14.4%)**	**14.6%**	**68.9%**	**4.1%**

Capitalization

As of June 2004, the total estimated capitalization ratio for the Banking Business was 17.2% with Tier 1 at 15.6%, compared to 18.2% and 16.2%, respectively, as of March 2004.

For Bancomer, the total capitalization ratio, including market risk, was 15.3% with Tier 1 at 13.7%. For Bancomer Servicios, total capitalization was 182.8%.

BBVA Bancomer Banking Business Capitalization Millions of pesos	June 2003		March 2004		June 2004	
Tier 1 capital		31,313		40,265		43,530
Tier 2 capital		6,516		4,960		4,387
Net capital		37,829		45,225		47,917
Risk-weighted assets	**188,832**	**249,268**	**184,138**	**248,199**	**194,996**	**279,307**
	Credit Risk	Credit & Market Risk	Credit Risk	Credit & Market Risk	Credit Risk	Credit & Market Risk
Tier 1 as % of risk-weighted assets	16.6%	12.6%	21.9%	16.2%	22.3%	15.6%
Tier 2 as % of risk-weighted assets	3.5%	2.6%	2.7%	2.0%	2.2%	1.6%
Net capital ratio	**20.0%**	**15.2%**	**24.6%**	**18.2%**	**24.6%**	**17.2%**

BBVA Bancomer Banking Business Capitalization Millions of pesos	Bancomer June 2004		Bancomer Servicios June 2004	
Tier 1 capital		37,974		5,556
Tier 2 capital		4,387		0
Net capital		**42,361**		**5,556**
Risk-weighted assets	**192,294**	**276,267**	**2,702**	**3,040**
	Credit Risk	Credit & Market Risk	Credit Risk	Credit & Market Risk
Tier 1 as % of risk-weighted assets	19.7%	13.7%	205.6%	182.8%
Tier 2 as % of risk-weighted assets	2.3%	1.6%	0.0%	0.0%
Net capital ratio	**22.0%**	**15.3%**	**205.6%**	**182.8%**

Non-Banking Businesses

Bancomer's non-banking businesses ratified their important contribution to the Group's performance, providing 18.4% of Group net income in the first six months of 2004.

Afore Bancomer

Afore Bancomer reported net income of Ps. 109 million in 2Q04 and Ps. 436 million in 6M04. As of June 2004, Siefore Bancomer reached Ps. 89,873 million in assets under management, an 8.8% increase over the same month of 2003, and equivalent to 20.6% market share. The number of affiliates reached 4.3 million as of June 2004.

Seguros Bancomer

Seguros Bancomer reported net income of Ps. 106 million in 2Q04 and Ps. 199 million in 6M04. Total issued premiums through the branch network reached Ps. 599 million in 2Q04, 15.5% higher than in 2Q03. As of June 2004, the accumulated issued premiums through the branch network were Ps. 1,205 million, 11.3% higher than the previous year. The company maintained its leading position in the bancassurance market in terms of accrued premiums with 36.7% market share as of March 2004.

Pensiones Bancomer

Pensiones Bancomer reported net income in 2Q04 of Ps. 51 million and in 6M04 of Ps. 98 million. With Ps. 11,217 million in reserves, this company has 20.5% share of the market, as of June 2004.

Casa de Bolsa Bancomer

Casa de Bolsa Bancomer reported net income of Ps. 52 million in 2Q04, 30.0% higher than in 2Q03, boosted by increasing income from Investment Banking transactions. For the first six months of 2004, net income was Ps. 75 million, 44.2% higher than for 6M03.

Bancomer Transfer Services

Bancomer Transfer Services reached net income of Ps. 40 million in 2Q04 and Ps. 70 million in 6M04. As of June 2004, transactions for the year reached 8.3 million, 15.5% more than in the first half of 2003. Transferred funds totaled USD 3,080 million during the same period, 17.4% higher than the previous year.

Bancomer Gestión

Bancomer Gestión's net income in 2Q04 was Ps. 25 million and Ps. 48 million in 6M04, 4.3% higher than in 6M03. Assets under management reached Ps. 74,933 million, thus maintaining leadership in fixed-income mutual funds with 23.2% market share as of June 2004.

Technical Note

All figures included in this report are expressed in constant peso (Ps.) terms as of June 2004. All growth rates included in this report are in real peso terms. Figures have been converted from nominal pesos using the following UDI inflation adjustment factors:

Inflation	2Q 2003	3Q 2003	4Q 2003	1Q 2004	2Q 2004
End of period	3.271800	3.295959	3.352003	3.408507	3.411629
Inflation adjusting factor	1.042738	1.035094	1.017788	1.000916	1.000000

Conversion of pesos into dollars may be obtained by using the following exchange rates (fix exchange rate to pay obligations in foreign currency):

Exchange rates	2Q 2003	3Q 2003	4Q 2003	1Q 2004	2Q 2004	6M 2003	6M 2004
End of period	10.4370	11.0133	11.2372	11.1748	11.5258	10.4370	11.5258
Average	10.3582	10.8617	11.2294	11.0856	11.4499	10.6338	11.2678

Certain amounts and percentages included in this document have been subject to rounding adjustments. Accordingly, figures shown for the same category presented in different tables may vary slightly and figures shown as totals in certain tables may not be an arithmetical aggregation of the figures preceding them.

The financial statements included in this report, consolidated with those of the financial entities and other subsidiaries which form the financial group that are subject to consolidation, were prepared according to the Accounting Principles Applicable to Financial Holding Companies, issued by the National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores) ("CNBV") according to Article 30 of the Law of Financial Institutions, of general observance and compulsory, consistently applied, reflecting the operations carried out by the holding company, the financial entities and other subsidiaries which form the financial group that are subject to consolidation until the stated date, which were performed and valued according to sound practices and applicable legal and administrative guidelines.

Following ruling 1489 of the CNBV, Grupo Financiero BBVA Bancomer's financial statements have been prepared on a consolidated basis. Consolidated companies include Bancomer, Bancomer Servicios, Casa de Bolsa Bancomer, GFB Servicios, Bancomer Servicios Administrativos and Bancomer Gestión.

The financial statements of the Banking Business have also been prepared on a consolidated basis, in accordance to ruling 1488 of the CNBV. Consolidated subsidiaries include, among others: Desitel Tecnología y Sistemas, Aerocer, Mercury Trust, BBVA Bancomer Financial Holdings (Bancomer Foreign Exchange, Bancomer Payment Services, Bancomer Financial Services, Bancomer Transfer Services), Afore Bancomer and Opción Volcán.

The financial information contained in this report is based on the unaudited financial statements of GFBB and each one of its subsidiaries, and has been prepared in accordance with the rules, regulations, and accounting principles set forth by Mexican regulatory authorities.

GFBB calculates ROAE as annual net income or annualized quarterly income divided by the average of beginning and end-of-period equity balances.

Financial Statements

Grupo Financiero BBVA Bancomer

- Consolidated Balance Sheet
- Consolidated Memorandum Accounts
- Consolidated Income Statement
- Consolidated Statement of Changes in Financial Position
- Consolidated Statement of Changes in Shareholders' Equity

Banking Business

- Balance Sheet
- Memorandum Accounts
- Income Statement
- Condensed Notes

GRUPO FINANCIERO BBVA BANCOMER AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET

Expressed in terms of purchasing power as of June 2004

Grupo Financiero BBVA Bancomer **Assets** Millions of pesos	Jun 2003	Sep 2003	Dec 2003	Mar 2004	Jun 2004
Cash and due from banks	63,087	82,928	71,955	82,500	76,628
Investments in securities	**100,266**	**102,289**	**125,642**	**98,968**	**119,852**
Securities for trading	58,482	53,325	80,570	54,905	61,494
Securities for sale	4,910	6,106	2,635	2,726	16,849
Securities held to maturity	36,874	42,858	42,437	41,337	41,509
Trading with securities and derivatives	**164**	**334**	**103**	**566**	**1,123**
Debtor balances under repurchase agreement transactions	120	281	73	235	219
Trading with financial securities and derivatives	33	39	29	321	892
Unassigned securities to be settled	11	14	1	10	12
Performing loans	**245,069**	**246,691**	**255,549**	**250,528**	**257,671**
Commercial loans	67,845	67,326	70,947	67,764	72,487
Financial institution loans	1,497	1,593	613	935	915
Consumer loans	22,420	23,870	25,577	26,971	30,564
Mortgage loans	38,615	38,078	37,489	36,734	36,495
Government loans	31,985	33,311	39,596	37,602	36,011
Fobaproa or IPAB loans	82,707	82,513	81,327	80,522	81,199
Non-performing loans	**11,485**	**9,674**	**6,555**	**6,076**	**5,314**
Commercial loans	3,915	2,512	1,300	1,260	775
Financial institution loans	1	2	2	2	2
Consumer loans	1,243	1,387	1,356	1,091	1,125
Mortgage loans	6,326	5,773	3,897	3,723	3,412
Total loans, gross	**256,554**	**256,365**	**262,104**	**256,604**	**262,985**
Loan-loss provisions	(12,533)	(11,580)	(9,612)	(9,109)	(8,583)
Total loans, net	**244,021**	**244,785**	**252,492**	**247,495**	**254,402**
Other receivables, net	6,202	6,553	7,560	6,777	12,557
Repossessed assets, net	3,316	3,069	2,651	2,586	2,519
Fixed assets, net	15,209	14,942	14,892	14,846	14,626
Permanent equity investments	3,771	3,710	4,385	4,296	4,455
Deferred taxes, net	23,809	23,138	22,684	21,752	20,931
Other assets	**6,320**	**6,141**	**6,244**	**6,128**	**6,013**
Goodwill	5,054	4,981	4,908	4,834	4,761
Other assets, deferred charges and intangibles	1,266	1,160	1,336	1,294	1,252
TOTAL ASSETS	**466,165**	**487,889**	**508,608**	**485,914**	**513,106**

The following fixed-income securities were transferred from "Securities for trading" to "Securities for sale" under authorization of the National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores) (CNBV):

Issuer	Rate / Issuance	Titles	Value as of May 1, 2004 Fair value per title	Valuation effects	Value as of June 30, 2004 Fair value per title
Eurobonds in USD					
Transfer value date: May 1st, 2004					
UMS	11.3750	80,000	1,405.0000	(96,000.00)	1,403.8000
UMS	7.5000	50,000	1,096.3000	(1,165,000.00)	1,073.0000
UMS	9.8750	69,000	1,228.3000	(1,780,200.00)	1,202.5000
UMS	10.3750	180,000	1,231.3000	(4,320,000.00)	1,207.3000
UMS	9.6250	206,390	1,156.3000	(5,737,642.00)	1,128.5000
UMS	4.6250	67,000	1,007.0000	(1,306,500.00)	987.5000
UMS	9.8750	157,000	1,165.5000	(3,925,000.00)	1,140.5000
UMS	8.5000	39,000	1,096.3000	(655,200.00)	1,079.5000
Pemex	9.1250	36,500	1,170.0000	(773,800.00)	1,148.8000
Eurobonds in Euros					
Transfer value date: May 1st, 2004					
Pemex	6.6250	25,000	1,058.9000	(130,000.00)	1,053.7000
Fixed Rate Bonds in local currency					
Transfer value date: May 27, 2004					
Federal Government	M0110714	29,575,718	111.0599	(71,263,919.70)	109.1226
Federal Government	M0121220	5,800,000	98.9067	(15,929,912.25)	96.9852
Federal Government	M0131219	260,000	90.6987	(553,215.10)	89.3043

GRUPO FINANCIERO BBVA BANCOMER AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET (Continued)
Expressed in terms of purchasing power as of June 2004

Grupo Financiero BBVA Bancomer Liabilities and shareholders' equity Millions of pesos	Jun 2003	Sep 2003	Dec 2003	Mar 2004	Jun 2004
Traditional deposits	**334,679**	**330,786**	**367,580**	**348,467**	**366,859**
Demand deposits	152,6851	52,185	183,023	172,6091	82,975
Time deposits	181,994	178,601	184,557	175,858	183,884
Interbank and other loans	**54,184**	**61,378**	**57,848**	**48,969**	**59,539**
Loans on demand	2,721	7,730	12,567	0	26,008
Short-term loans	33,182	37,991	32,208	34,738	17,477
Long-term loans	18,281	15,657	13,073	14,231	16,054
Trading with securities and derivatives	**704**	**1,719**	**2,041**	**2,866**	**3,967**
Creditor balances under repurchase agreement transactions	210	260	412	235	138
Securities to be delivered in loan transactions	12	1,133	919	878	2,739
Trading with financial securities and derivatives	477	315	710	1,745	1,071
Unassigned securities to be settled	5	11	0	8	19
Other payables	**6,792**	**21,701**	**7,049**	**9,801**	**7,526**
Income tax and profit sharing, payable	347	545	554	713	282
Sundry debtors and other payables	6,445	21,156	6,495	9,088	7,244
Outstanding subordinated debentures	**5,407**	**5,617**	**5,427**	**5,181**	**2,513**
Deferred credits	**49**	**47**	**40**	**48**	**50**
Other deferred credits	49	47	40	48	50
TOTAL LIABILITIES	**401,815**	**421,248**	**439,985**	**415,332**	**440,454**
Paid-in capital	**43,327**	**43,327**	**43,326**	**43,326**	**41,943**
Capital stock	8,022	8,022	8,022	8,022	8,210
Additional paid-in capital	35,305	35,305	35,304	35,304	33,733
Earned capital	**15,176**	**17,115**	**19,058**	**21,061**	**24,317**
Capital reserves	6,546	6,547	6,547	6,547	242
Retained earnings	7,045	7,045	7,045	14,835	20,314
Unrealized result from valuation of for-sale securities	(285)	(278)	(547)	(416)	0
Result from holding non-monetary assets	(1,878)	(1,841)	(1,776)	(1,834)	(279)
Net income	3,748	5,642	7,789	1,929	4,040
Total majority shareholders' equity	**58,503**	**60,442**	**62,384**	**64,387**	**66,260**
Minority interest in subsidiaries	405	499	520	603	629
Minority interest in capital notes	5,442	5,700	5,719	5,592	5,763
TOTAL SHAREHOLDERS' EQUITY	**64,350**	**66,641**	**68,623**	**70,582**	**72,652**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**466,165**	**487,889**	**508,608**	**485,914**	**513,106**

GRUPO FINANCIERO BBVA BANCOMER AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET (Memorandum Accounts)
Expressed in terms of purchasing power as of June 2004

Grupo Financiero BBVA Bancomer Memorandum accounts Millions of pesos			
TRANSACTIONS ON BEHALF OF THIRD PARTIES		**FINANCIAL GROUP'S OWN TRANSACTIONS**	
Customer current accounts	**4,472**	**Control accounts**	**505,878**
Customer cash balances	5	Guarantees granted	19
Customer transaction settlements	4,467	Other contingent liabilities	2,528
Customer prizes	0	Irrevocable lines of credit granted	11,559
Customer securities	**202,965**	Assets in trust or under mandate	385,063
Securities held in custody	202,935	Assets in custody or under administration	68,817
Securities and notes held in guarantee	30	Amounts committed in transactions with Fobaproa/IPAB	37,046
Transactions on behalf of customers	**468**	Securities delivered in custody	543
Customer repurchase and resale transactions	459	Government securities in custody	323
Securities on loan (lending party)	0	Foreign currency payments of foreign subsidiaries	(20)
Purchase transactions (option price)	9	Securities delivered in guarantee	0
Investment banking transactions on behalf of third parties, net	42,407	**Repurchase agreement transactions**	**82**
Total on behalf of third parties	**250,312**	Securities receivable under resale agreements	131,312
Historical capital stock	1,020	(Less) Resale transactions	(131,164)
		Repurchase transactions	92,685
		(Less) Securities deliverable under repurchase agreements	(92,751)
		Total Financial Group's own transactions	**505,960**
		Shares delivered in custody	18,021,962,908

Grupo Financiero
BBVA Bancomer

GRUPO FINANCIERO BBVA BANCOMER AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENT

Expressed in terms of purchasing power as of June 2004

Grupo Financiero BBVA Bancomer Income statement Millions of pesos	2Q 2003	3Q 2003	4Q 2003	1Q 2004	2Q 2004
Interest income	12,751	11,182	12,344	12,000	12,273
Interest expense	(7,336)	(6,087)	(6,837)	(6,640)	(6,136)
Net interest income before monetary gain (loss)	**5,415**	**5,095**	**5,507**	**5,360**	**6,137**
Monetary gain (loss)	40	19	(3)	(91)	(6)
Net interest income	**5,455**	**5,114**	**5,504**	**5,269**	**6,131**
Loan-loss provisions	(1,119)	(1,116)	(613)	(836)	(600)
Net interest income after loan-loss provisions	**4,336**	**3,998**	**4,891**	**4,433**	**5,531**
Non-interest income	**3,956**	**3,843**	**3,860**	**3,803**	**2,718**
Fee and commission income	3,738	4,451	4,089	4,205	4,123
Fee and commission expense	(561)	(618)	(688)	(643)	(663)
Net fee and commission income	**3,177**	**3,833**	**3,401**	**3,562**	**3,460**
Trading income	779	10	459	241	(742)
Total operating revenues	**8,292**	**7,841**	**8,751**	**8,236**	**8,249**
Non-interest expense	(4,749)	(4,795)	(4,988)	(4,700)	(5,013)
Operating income	**3,543**	**3,046**	**3,763**	**3,536**	**3,236**
Other income and expenses, net	(375)	(24)	(837)	(346)	27
Monetary gain (loss)	(218)	(122)	(203)	(298)	(16)
Income before income tax and profit sharing	**2,950**	**2,900**	**2,723**	**2,892**	**3,247**
Current income tax and profit sharing	(119)	(217)	(102)	(218)	(85)
Deferred income tax and profit sharing	(890)	(724)	(668)	(738)	(984)
Income before share in net income (loss) of non-consolidated subsidiaries and associates	**1,941**	**1,959**	**1,953**	**1,936**	**2,178**
Share in net income (loss) of non-consolidated subsidiaries and associates	41	29	215	75	(40)
Income from ongoing operations	**1,982**	**1,988**	**2,168**	**2,011**	**2,138**
Income before minority interest	**1,982**	**1,988**	**2,168**	**2,011**	**2,138**
Minority interest	(39)	(94)	(21)	(82)	(27)
Net income	**1,943**	**1,894**	**2,147**	**1,929**	**2,111**

Grupo Financiero
BBVA Bancomer

GRUPO FINANCIERO BBVA BANCOMER AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION
FROM JANUARY 1 TO JUNE 30, 2004

Expressed in terms of purchasing power as of June 2004

Grupo Financiero BBVA Bancomer Statement of changes in financial position Millions of pesos	
Operating activity	
Income before minority interest	4,149
Plus (minus) charges (credits) to income not affecting cash	0
Unrealized result from valuation at fair value	(1,026)
Loan-loss provisions	1,436
Depreciation and amortization	830
Deferred income taxes	1,722
Provisions for sundry liabilities	78
Share in results of non-consolidated subsidiaries and associates	(35)
	7,154
Decrease (increase) in operating related items	0
Decrease (increase) in traditional deposits	(720)
Decrease in loan portfolio	(3,346)
Decrease (increase) in treasury transactions (investments in securities and trading with securities)	7,151
Decrease in transactions with derivatives for trading purposes	254
Increase in interbank loans and other loans	1,691
Funds generated by operating activities	**12,184**
Financing activity	
Outstanding subordinated debentures	(2,914)
Payment of cash dividends by AFORE Bancomer (minority equity)	0
Shareholders' equity	22
Minority interest in capital notes	44
Funds (used) generated by financing activities	**(2,848)**
Investment activity	
Fixed assets additions, net	(476)
Decrease in permanent equity investment	136
Decrease in repossessed assets	132
Other assets, liabilities, charges and deferred credits, net	(4,455)
Funds (used) generated by investment activities	**(4,663)**
Increase in cash and cash equivalents	4,673
Cash and cash equivalents at beginning of period	71,955
Cash and cash equivalents at end of period	**76,628**

GRUPO FINANCIERO BBVA BANCOMER AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FROM JANUARY 1 TO JUNE 30, 2004

Expressed in terms of purchasing power as of June 2004

Grupo Financiero BBVA Bancomer
Statement of changes in shareholders' equity
Millions of pesos

	MAJORITY SHAREHOLDERS' EQUITY											
	Paid-in capital		Earned capital									
	Capital stock	Additional paid-in capital	Capital reserves	Retained earnings	Unrealized result from valuation of securities	Result from translation of foreign operations	Effect of equity restatement	Result from holding non-monetary assets	Net Income	Minority interest in subsidiaries	Minority interest in capital notes	Total share-holders' equity
Balances as of December 31, 2003	**8,022**	**35,304**	**6,547**	**7,045**	**(547)**			**(1,776)**	**7,789**	**520**	**5,719**	**68,623**
Entries related to shareholders' decisions												
Majority interest												
Transfer of 2003 income				7,789					(7,789)			
Capitalization of effect of restatement	188	(1,571)	(291)	(534)				2,208				
Transfer of result from valuation of securities for sale to result from holding non-monetary assets					394			(394)				
Cancellation of reserves for repurchase of shares			(6,014)	6,014								
Dividend payment by Afore Bancomer												
Total	**188**	**(1,571)**	**(6,305)**	**13,269**	**394**			**1,814**	**(7,789)**			
Entries related to recognition of aggregate income												
Net income									4,040	109		4,149
Monetary erosion of capital notes											44	44
Result from holding non-*monetary assets*								(317)				(317)
Unrealized result from valuation of securities for sale					153							153
Reclassification of result from translation of foreign operations												
Reclassification of monetary gain (loss) from securities for sale												
Total					**153**			**(317)**	**4,040**	**109**	**44**	**4,029**
Balances as of June 30, 2004	**8,210**	**33,733**	**242**	**20,314**				**(279)**	**4,040**	**629**	**5,763**	**72,652**

BANKING BUSINESS AND SUBSIDIARIES
BALANCE SHEET

Expressed in terms of purchasing power as of June 2004

BBVA Bancomer Banking Business Assets Millions of pesos	Jun 2003	Sep 2003	Dec 2003	Mar 2004	Jun 2004
Cash and due from banks	63,020	82,849	71,867	82,413	76,598
Investments in securities	**100,038**	**101,547**	**125,004**	**98,431**	**119,346**
Securities for trading	58,254	52,583	79,932	54,368	60,988
Securities for sale	4,910	6,106	2,635	2,726	16,849
Securities held to maturity	36,874	42,858	42,437	41,337	41,509
Trading with securities and derivatives	**164**	**334**	**103**	**566**	**1,119**
Debtor balances under repurchase agreement transactions	120	281	73	235	219
Trading with financial securities and derivatives	33	39	29	321	888
Unassigned securities to be settled	11	14	1	10	12
Performing loans	**245,075**	**246,697**	**255,555**	**250,534**	**257,677**
Commercial loans	67,845	67,326	70,947	67,764	72,487
Financial institution loans	1,497	1,593	613	935	915
Consumer loans	22,420	23,870	25,577	26,971	30,564
Mortgage loans	38,621	38,084	37,495	36,740	36,501
Government loans	31,985	33,311	39,596	37,602	36,011
Fobaproa or IPAB loans	82,707	82,513	81,327	80,522	81,199
Non-performing loans	**11,485**	**9,674**	**6,555**	**6,076**	**5,314**
Commercial loans	3,915	2,512	1,300	1,260	775
Financial institution loans	1	2	2	2	2
Consumer loans	1,243	1,387	1,356	1,091	1,125
Mortgage loans	6,326	5,773	3,897	3,723	3,412
Total loans, gross	**256,560**	**256,371**	**262,110**	**256,610**	**262,991**
Loan-loss provisions	(12,533)	(11,580)	(9,612)	(9,109)	(8,583)
Total loans, net	**244,027**	**244,791**	**252,498**	**247,501**	**254,408**
Other receivables, net	6,009	6,342	7,456	6,484	12,416
Repossessed assets, net	3,316	3,069	2,651	2,586	2,519
Fixed assets, net	15,194	14,926	14,873	14,827	14,609
Permanent equity investments	2,220	2,032	2,520	2,494	2,463
Deferred taxes, net	23,590	22,937	22,496	21,585	20,786
Other assets	**2,928**	**2,799**	**2,948**	**2,882**	**2,816**
Goodwill	1,669	1,646	1,621	1,597	1,574
Other assets, deferred charges and intangibles	1,259	1,153	1,327	1,285	1,242
TOTAL ASSETS	**460,506**	**481,626**	**502,416**	**479,769**	**507,080**

The following fixed-income securities were transferred from "Securities for trading" to "Securities for sale" under authorization of the National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores) (CNBV):

Issuer	Rate / Issuance	Titles	Value as of May 1, 2004 Fair value per title	Valuation effects	Value as of June 30, 2004 Fair value per title
Eurobonds in USD					
Transfer value date: May 1st, 2004					
UMS	11.3750	80,000	1,405.0000	(96,000.00)	1,403.8000
UMS	7.5000	50,000	1,096.3000	(1,165,000.00)	1,073.0000
UMS	9.8750	69,000	1,228.3000	(1,780,200.00)	1,202.5000
UMS	10.3750	180,000	1,231.3000	(4,320,000.00)	1,207.3000
UMS	9.6250	206,390	1,156.3000	(5,737,642.00)	1,128.5000
UMS	4.6250	67,000	1,007.0000	(1,306,500.00)	987.5000
UMS	9.8750	157,000	1,165.5000	(3,925,000.00)	1,140.5000
UMS	8.5000	39,000	1,096.3000	(655,200.00)	1,079.5000
Pemex	9.1250	36,500	1,170.0000	(773,800.00)	1,148.8000
Eurobonds in Euros					
Transfer value date: May 1st, 2004					
Pemex	6.6250	25,000	1,058.9000	(130,000.00)	1,053.7000
Fixed Rate Bonds in local currency					
Transfer value date: May 27. 2004					
Federal Government	M0110714	29,575,718	111.0599	(71,263,919.70)	109.1226
Federal Government	M0121220	5,800,000	98.9067	(15,929,912.25)	96.9852
Federal Government	M0131219	260,000	90.6987	(553,215.10)	89.3043

BANKING BUSINESS AND SUBSIDIARIES
BALANCE SHEET (Continued)
Expressed in terms of purchasing power as of June 2004

BBVA Bancomer Banking Business Liabilities and shareholders' equity Millions of pesos	Jun 2003	Sep 2003	Dec 2003	Mar 2004	Jun 2004
Traditional deposits	**336,626**	**332,287**	**369,202**	**350,240**	**368,935**
Demand deposits	152,690	152,194	183,048	172,615	182,984
Time deposits	183,936	180,093	186,154	177,625	185,951
Interbank and other loans	**54,184**	**61,378**	**57,848**	**48,969**	**59,539**
Loans on demand	2,721	7,730	12,567	0	26,008
Short-term loans	33,182	37,991	32,208	34,738	17,477
Long-term loans	18,281	15,657	13,073	14,231	16,054
Trading with securities and derivatives	**704**	**1,719**	**2,041**	**2,866**	**3,967**
Creditor balances under repurchase agreement transactions	210	260	412	235	138
Securities to be delivered in loan transactions	12	1,133	919	878	2,739
Trading with financial securities and derivatives	477	315	710	1,745	1,071
Unassigned securities to be settled	5	11	0	8	19
Other payables	**7,409**	**22,304**	**7,692**	**10,403**	**8,122**
Income tax and profit sharing, payable	315	501	548	698	255
Sundry debtors and other payables	7,094	21,803	7,144	9,705	7,867
Outstanding subordinated debentures	**5,407**	**5,617**	**5,427**	**5,181**	**2,513**
Deferred credits	**49**	**47**	**40**	**48**	**50**
Other deferred credits	49	47	40	48	50
TOTAL LIABILITIES	**404,379**	**423,352**	**442,250**	**417,707**	**443,126**
Paid-in capital	**33,007**	**33,008**	**33,008**	**33,007**	**33,888**
Capital stock	17,266	17,266	17,266	17,266	18,847
Additional paid-in capital	15,741	15,742	15,742	15,741	15,041
Earned capital	**17,273**	**19,067**	**20,919**	**22,860**	**23,674**
Capital reserves	4,403	4,403	4,404	4,404	4,921
Retained earnings	9,561	9,560	9,560	16,909	15,622
Unrealized result from valuation of for-sale securities	(234)	(245)	(546)	(412)	(733)
Result from holding non-monetary assets	22	69	153	94	59
Net income	3,521	5,280	7,348	1,865	3,805
Total majority shareholders' equity	**50,280**	**52,075**	**53,927**	**55,867**	**57,562**
Minority interest in subsidiaries	405	499	520	602	629
Minority interest in capital notes	5,442	5,700	5,719	5,593	5,763
TOTAL SHAREHOLDERS' EQUITY	**56,127**	**58,274**	**60,166**	**62,062**	**63,954**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**460,506**	**481,626**	**502,416**	**479,769**	**507,080**

BANKING BUSINESS AND SUBSIDIARIES
BALANCE SHEET (Memorandum Accounts)
Expressed in terms of purchasing power as of June 2004

BBVA Bancomer Banking Business Memorandum accounts Millions of pesos	
FINANCIAL GROUP'S OWN TRANSACTIONS	
Guarantees granted	19
Other contingent liabilities	2,528
Irrevocable lines of credit granted	11,559
Assets in trust or under mandate	385,063
Assets in custody or under administration	68,817
Amounts committed in transactions with Fobaproa/IPAB	37,046
Investment banking transactions on behalf of third parties, net	42,407
	547,439
Repurchase agreement transactions	**82**
Securities receivable under resale agreements	131,312
(Less) Resale transactions	(131,164)
Repurchase transactions	92,685
(Less) Securities deliverable under repurchase agreements	(92,751)

Grupo Financiero
BBVA Bancomer

BANKING BUSINESS AND SUBSIDIARIES
BALANCE SHEET

Expressed in terms of purchasing power as of June 2004

Millions of pesos	Bancomer	Bancomer Servicios
Cash and due from banks	76,598	10
Investments in securities	**114,584**	**4,762**
Securities for trading	56,380	4,607
Securities for sale	16,695	155
Securities held to maturity	41,509	0
Trading with securities and derivatives	**1,119**	**38**
Debtor balances under repurchase agreement transactions	219	38
Trading with financial securities and derivatives	888	0
Unassigned securities to be settled	12	0
Performing loans	**257,677**	**0**
Commercial loans	72,487	0
Financial institution loans	915	0
Consumer loans	30,564	0
Mortgage loans	36,501	0
Government loans	36,011	0
Fobaproa or IPAB loans	81,199	0
Non-performing loans	**5,314**	**0**
Commercial loans	775	0
Financial institution loans	2	0
Consumer loans	1,125	0
Mortgage loans	3,412	0
Total loans, gross	**262,991**	**0**
Loan-loss provisions	(8,583)	0
Total loans, net	**254,408**	**0**
Other receivables, net	12,341	321
Fixed assets, net	14,539	70
Repossessed assets, net	2,315	204
Permanent equity investments	2,435	28
Deferred taxes, net	18,727	2,059
Other assets	**2,816**	**0**
Other assets, deferred charges and intangibles	1,242	0
Goodwill	1,574	0
TOTAL ASSETS	**499,882**	**7,492**
Traditional deposits	**368,945**	**0**
Demand deposits	182,994	0
Time deposits	185,951	0
Interbank and other loans	**59,539**	**0**
Loans on demand	26,008	0
Short-term loans	17,477	0
Long-term loans	16,054	0
Trading with securities and derivatives	**4,005**	**0**
Creditor balances under repurchase agreement transactions	176	0
Securities to be delivered in loan transactions	2,739	0
Trading with financial securities and derivatives	1,071	0
Unassigned securities to be settled	19	0
Other payables	**7,403**	**965**
Income tax and profit sharing, payable	255	0
Sundry debtors and other payables	7,148	965
Outstanding subordinated debentures	**2,513**	**0**
Deferred credits	**27**	**23**
TOTAL LIABILITIES	**442,432**	**988**
Paid-in capital	**29,318**	**4,570**
Capital stock	14,301	4,546
Additional paid-in capital	15,017	24
Earned capital	**21,740**	**1,934**
Capital reserves	4,371	550
Retained earnings	14,730	892
Unrealized result from valuation of for-sale securities	(733)	0
Result from holding non-monetary assets	59	0
Net income	3,313	492
Total majority shareholders' equity	**51,058**	**6,504**
Minority interest in subsidiaries	629	0
Minority interest in capital notes	5,763	0
TOTAL SHAREHOLDERS' EQUITY	**57,450**	**6,504**

Grupo Financiero
BBVA Bancomer

BANKING BUSINESS AND SUBSIDIARIES
INCOME STATEMENT

Expressed in terms of purchasing power as of June 2004

BBVA Bancomer Banking Business Income statement Millions of pesos	2Q 2003	3Q 2003	4Q 2003	1Q 2004	2Q 2004
Interest income	12,735	11,186	12,335	11,994	12,269
Interest expense	(7,368)	(6,118)	(6,857)	(6,667)	(6,168)
Net interest income before monetary gain (loss)	**5,367**	**5,068**	**5,478**	**5,327**	**6,101**
Monetary gain (loss)	46	35	35	(53)	(5)
Net interest income	**5,413**	**5,103**	**5,513**	**5,274**	**6,096**
Loan-loss provisions	(1,119)	(1,116)	(613)	(836)	(600)
Net interest income after loan-loss provisions	**4,294**	**3,987**	**4,900**	**4,438**	**5,496**
Non-interest income	**3,810**	**3,662**	**3,703**	**3,633**	**2,561**
Fee and commission income	3,612	4,286	3,941	4,049	3,961
Fee and commission expense	(579)	(624)	(693)	(656)	(660)
Net fee and commission income	**3,033**	**3,662**	**3,248**	**3,393**	**3,301**
Trading income	777	0	455	240	(740)
Total operating revenues	**8,104**	**7,649**	**8,603**	**8,071**	**8,057**
Non-interest expense	(4,675)	(4,704)	(4,915)	(4,628)	(4,950)
Operating income	**3,429**	**2,945**	**3,688**	**3,443**	**3,107**
Other income and expenses, net	(362)	(20)	(816)	(320)	24
Monetary gain (loss)	(218)	(114)	(188)	(285)	(14)
Income before income tax and profit sharing	**2,849**	**2,811**	**2,684**	**2,838**	**3,117**
Current income tax and profit sharing	(88)	(214)	(87)	(198)	(68)
Deferred income tax and profit sharing	(892)	(686)	(654)	(717)	(963)
Income before share in net income (loss) of non-consolidated subsidiaries and associates	**1,869**	**1,911**	**1,943**	**1,923**	**2,086**
Share in net income (loss) of non-consolidated subsidiaries and associates	(24)	(58)	146	24	(119)
Income from ongoing operations	**1,845**	**1,853**	**2,089**	**1,947**	**1,967**
Income before minority interest	**1,845**	**1,853**	**2,089**	**1,947**	**1,967**
Minority interest	(40)	(94)	(21)	(82)	(27)
Net income	**1,805**	**1,759**	**2,068**	**1,865**	**1,940**

Appendix

1. Transactions with Securities and Derivatives

1.1 Repurchase Transactions

Grupo Financiero BBVA Bancomer Repurchase transactions Millions of pesos	Government	Banking	Total
Receivable securities	158,110	5,121	**163,231**
Receivables	(158,249)	(5,120)	**(163,369)**
Deliverable securities	(124,670)	0	**(124,670)**
Payables	124,890	0	**124,890**

1.2 Derivative Transactions

For Trading Purposes

Futures*		
Underlying	**Buy**	**Sell**
USD	202	655
Euro	44	-
MXN	473	-
JY	-	-
T BILL	-	6,420
M10	-	-
TIIE	61,079	288,471
Cetes	6,650	-
IPC	35	55
Note M10	-	21
Stocks	-	3

Forwards		
Underlying	**Buy**	**Sell**
USD *	87,783	113,883
Other currencies	-	32
Stocks	16	-
TIIE **	-	-
Libor **	-	-

Options **				
	Call		Put	
Underlying	**Issued**	**Purchased**	**Issued**	**Purchased**
USD	1,599	1,729	1,037	1,095
ADRs	-	91	-	-
Stocks	-	-	-	-
IPC	51	36	16	-
Warrant (IPC)	354	156	-	-
Warrant (Stocks)	117	-	-	-
Interest rate	806	-	-	-
Futures options	70	-	-	70
Swaption	-	-	2,305	-

FX Swaps*		
Currency	**Receivable**	**Deliverable**
MXN	14,729	22,913
USD	32,321	16,832
UDI	1,767	7,901
JPY	878	878
Euro	-	350

Interest rate swaps**	
MXN	397,655
USD	16,082
UDI	-

Stock swaps	
Stocks	5

** Contract amount in millions of pesos*
*** Reference amount in millions of pesos*

For Hedging Purposes

	Options **			
	Call		Put	
Underlying	Issued	Purchased	Issued	Purchased
USD	-	-	-	-
Interest rate	-	76	-	-

FX Swaps *		
Currency	Receivable	Deliverable
MXN	24,219	-
USD	304	24,901
JPY	-	173
Euro	-	1,055

Interest rate swaps **	
MXN	30,750
USD	2,881
UDI	108

** Contract amount in millions of pesos*

*** Reference amount in millions of pesos*

2. Value at Risk

2.1 Trading Securities

Grupo Financiero BBVA Bancomer Value at risk, trading securities Millions of pesos	2Q 2003	1Q 2004	2Q 2004
1 day VaR	98	181	211
10 day VaR	296	552	655

Grupo Financiero BBVA Bancomer Value at risk, trading securities Millions of pesos	1 day VaR	10 day VaR
Fixed income	207	639
Equities	8	24
Foreign exchange	14	45
Total	**211**	**655**

2.2 For-Sale Securities

Grupo Financiero BBVA Bancomer Value at risk, for-sale securities Millions of pesos	2Q 2003	1Q 2004	2Q 2004
1 day VaR	60	12	14
10 day VaR	145	26	35

Grupo Financiero BBVA Bancomer Value at risk, for-sale securities Millions of pesos	1 day VaR	10 day VaR
Fixed income	5	12
Equities	12	31
Total	**14**	**35**

3. Trading Income

Grupo Financiero BBVA Bancomer Trading income Millions of pesos	Income 6M04 from valuation	Income 6M04 from trading	TOTAL
Investments in securities	**(15)**	**(1,251)**	**(1,266)**
Equities	(7)	69	62
Fixed income	(8)	(1,320)	(1,328)
Repurchase transactions	**308**	8	**316**
Derivative transactions	754	(614)	140
Total	**1,047**	**(1,857)**	**(810)**

4. Debt

Grupo Financiero BBVA Bancomer Interbank and other loans Millions of pesos	2Q 2003	3Q 2003	4Q 2003	1Q 2004	2Q 2004
Local currency	**37,884**	**50,398**	**48,895**	**35,263**	**43,826**
Rate	6.2%	4.6%	5.6%	6.0%	6.4%
Foreign currency	**16,300**	**10,980**	**8,953**	**13,706**	**15,713**
Rate	3.8%	4.0%	4.2%	3.5%	3.2%
Total	**54,184**	**61,378**	**57,848**	**48,969**	**59,539**
Rate	5.4%	4.5%	5.4%	5.4%	5.4%

5. Capitalization

BBVA Bancomer Banking Business Risk-weighted assets Millions of pesos	Banking business		Bancomer		Bancomer Servicios	
	Risk-weighted assets	Capital required	Risk-weighted assets	Capital required	Risk-weighted assets	Capital required
Credit risk-weighted assets	**194,996**	**15,600**	**192,294**	**15,384**	**2,702**	**216**
Group I (weighted at 0%)						
Group II (weighted at 20%)	16,594	1,328	15,659	1,253	935	75
Group III (weighted at 100%)	178,402	14,272	176,635	14,131	1,767	141
Market risk-weighted assets	**84,311**	**6,744**	**83,973**	**6,717**	**338**	**27**
Local currency and nominal rate transactions	67,873	5,429	67,535	5,402	338	27
Local currency and real rate transactions or in UDIs	2,269	182	2,269	182		
Foreign currency and nominal rate transactions	9,703	776	9,703	776		
Positions in UDIS or yield indexed to INPC	2	0	2	0		
Positions in foreign currencies or yield indexed to exchange rate	2,461	197	2,461	197		
Positions in equity or yield indexed to stock prices	2,003	160	2,003	160		
Total credit and market risk	**279,307**	**22,344**	**276,267**	**22,101**	**3,040**	**243**

BBVA Bancomer Banking Business Net capital Millions of pesos	Banking Business	Bancomer	Bancomer Servicios
Tier 1 capital	**43,530**	**37,974**	**5,556**
Shareholders' equity	57,562	51,058	6,504
Subordinated debentures and capitalization securities	4,953	4,953	0
Deductions for investments in subordinated securities			
Deductions for investments in equity in financial entities	(4,499)	(4,485)	(14)
Deductions for investments in equity in non-financial entities	(1,657)	(1,502)	(155)
Deductions for financing granted to purchase equity of the Bank or other entities of the Group			
Deductions for deferred taxes	(10,254)	(9,475)	(779)
Organizational expenses and other intangibles	(2,575)	(2,575)	0
Other assets	0	0	0
Tier 2 capital	**4,387**	**4,387**	**0**
Debentures and capitalization securities	2,309	2,309	0
General loan-loss reserves	2,078	2,078	0
Deductions for subordinated securities			
Net capital	**47,917**	**42,361**	**5,556**

6. Subordinated Debentures

Grupo Financiero BBVA Bancomer Liabilities Millions of pesos	Balance Jun-04	Expiration date	Rate
BANCOMER-98 non convertible	2,500	28-Sep-06	TIIE28
Interest accrued	13		
Total	**2,513**		

7. Debt Ratings

BBVA Bancomer Debt ratings	Long-term Pesos	Long-term Foreign currency	Long-term National scale	Short-term Pesos	Short-term Foreign currency	Short-term National scale
Standard & Poor's	BBB+	BBB-	N.A.	A-2	A-3	N.A.
Moody's	A1	A3*	Aaa.mx	P-1	P-2	MX-1
Fitch	BBB+	BBB-	AAA (mex)	F2	F3	F1+ (mex)

** Bond rating.*

8. GFBB stake in subsidiaries

Grupo Financiero BBVA Bancomer Equity stake	2Q 2003	3Q 2003	4Q 2003	1Q 2004	2Q 2004
Bancomer	99.99%	99.99%	99.99%	99.99%	99.99%
Bancomer Servicios	99.99%	99.99%	99.99%	99.99%	99.99%
Casa de Bolsa Bancomer	99.99%	99.99%	99.99%	99.99%	99.99%
Fianzas Probursa	99.99%	99.99%	99.99%	99.99%	99.99%
Seguros Bancomer	75.01%	75.01%	75.01%	75.01%	75.01%
Pensiones Bancomer	99.99%	99.99%	99.99%	99.99%	99.99%
Preventis	75.01%	75.01%	75.01%	75.01%	75.01%
Factoraje Probursa [1]	99.99%	99.99%	99.99%	99.99%	99.99%
Casa de Cambio Probursa [1]	89.56%	89.56%	89.56%	89.56%	89.56%
GFB Servicios	99.99%	99.99%	99.99%	99.99%	99.99%
Bancomer Servicios Administrativos	99.99%	99.99%	99.99%	99.99%	99.99%
Bancomer Gestión	99.99%	99.99%	99.99%	99.99%	99.99%

(1) In process of liquidation.

Contacts

Yvonne Ochoa Rosellini
Adrian Magaña Cobos
Mauricio Cuenca Aguilar
Tel. (5255) 5621-5875/5721/6726
Fax. (5255) 5621-3384
www.bancomer.com
investor_relations@bancomer.com

www.bancomer.com
investor_relations@bancomer.com
www.bancomercnbv.com
Tel. (5255) 5621-5875
Tel. (5255) 5621-7119
Fax. (5255) 5621-3384

Grupo Financiero
BBVA Bancomer

BMV	OTC	PORTAL	LATIBEX	INFOSEL	BLOOMBERG	REUTERS
GFBBB	GFBVY	GFBWY	XGFBB	GFBBB	GFBBB MM	GFBBB.MX

Resultados 2T04

26 de julio de 2004

Contenido

Resultados Sobresalientes

Grupo Financiero BBVA Bancomer (GFBB)

- Utilidad neta de Ps. 2,111 millones en 2T04, 8.6% mayor a la de 2T03 y utilidad neta acumulada para 6M04 de Ps. 4,040 millones, 7.8% mayor a la de 6M03
- Ingreso financiero neto antes de repomo de Ps. 6,137 millones en 2T04, 13.3% mayor al reportado en 2T03, y de Ps. 11,497 millones en 6M04, 8.8% mayor al de 6M03
- Margen financiero neto antes de repomo de 5.3% en 2T04 comparado con 5.0% en 2T03 y 4.7% en 1T04
- Ingreso neto por comisiones y tarifas de Ps. 3,460 millones en 2T04 y de Ps. 7,022 en 6M04, 8.9% mayor al de 2T03 y 7.6% mayor al de 6M03, respectivamente
- Gasto de administración y promoción de Ps. 5,013 millones en 2T04 y para 6M04 de Ps. 9,713 millones con un índice de eficiencia de 56.7% en 2T04 y 54.2% en 6M04
- Cartera al sector privado sin fideicomisos UDIs crece 13.5% de junio de 2003 a junio de 2004 y 8.5% de marzo a junio de 2004
- Cartera comercial en pesos sin fideicomisos UDIs a junio de 2004 aumenta 16.3% en los últimos doce meses y 4.9% en el trimestre
- Cartera de consumo a junio de 2004 tiene un incremento de 36.3% interanual y de 13.3% trimestral
- Cartera de vivienda sin fideicomisos UDIs crece 14.4% de junio de 2003 a junio de 2004 y 6.9% de marzo a junio de 2004
- Captación vista registra Ps. 182,975 millones a junio de 2004, un crecimiento de 19.8% contra junio de 2003 y de 6.0% contra marzo de 2004
- Captación a plazo de red y fondos de inversión suman Ps. 242,321 millones a junio de 2004, un incremento de 4.5% en los últimos tres meses y de 4.2% en los últimos doce meses

Compañías Subsidiarias del Grupo

- Utilidad neta del Negocio Bancario de Ps. 1,940 millones en 2T04, 7.5% mayor a la de 2T03 y de Ps. 3,805 millones en 6M04, 8.1% superior a 6M03
- Indice de capitalización del Negocio Bancario a junio de 2004 de 17.2%, con un índice de capital básico de 15.6%
- Seguros Bancomer registró utilidad neta de Ps. 199 millones en 6M04
- Pensiones Bancomer reportó utilidad neta de Ps. 98 millones en 6M04
- Casa de Bolsa Bancomer registró utilidad neta de Ps. 75 millones en 6M04
- Bancomer Gestión tuvo utilidad neta de Ps. 48 millones en 6M04

Compañías Subsidiarias del Banco

- Afore Bancomer registró utilidad neta de Ps. 436 millones en 6M04
- Bancomer Transfer Services reportó utilidad neta de Ps. 70 millones en 6M04

Utilidad Neta Grupo (Ps. millones)


3,748
4,040
1,943
1,894
2,147
1,929
2,111
6M03
6M04
2T03
3T03
4T03
1T04
2T04

Utilidad por Acción Grupo (Ps. nominal)


0.39
0.44
0.20
0.20
0.23
0.21
0.23
6M03
6M04
2T03
3T03
4T03
1T04
2T04

ROAE Grupo (% anualizado)


13.3
12.6
13.5
12.7
14.0
12.2
12.9
6M03
6M04
2T03
3T03
4T03
1T04
2T04

ROAA Grupo (% anualizado)


1.6
1.6
1.6
1.6
1.7
1.6
1.7
6M03
6M04
2T03
3T03
4T03
1T04
2T04

Indice de Capitalización (%)


15.2
15.8
16.4
18.2
17.2
2.6
2.3
2.2
2.0
1.6
12.6
13.5
14.2
16.2
15.6
2T03
3T03
4T03
1T04
2T04
Básico
Complementario

Resumen de Resultados

Grupo Financiero BBVA Bancomer **Utilidad neta** Millones de pesos	2T 2003	3T 2003	4T 2003	1T 2004	2T 2004	6M 2003	6M 2004	2T04/ 1T04	2T04/ 2T03	6M04/ 6M03
Grupo Financiero BBVA Bancomer	**1,943**	**1,894**	**2,147**	**1,929**	**2,111**	**3,748**	**4,040**	**9.4%**	**8.6%**	**7.8%**
Resultado de la controladora	(40)	(57)	(75)	(77)	(32)	(84)	(109)	(58.4%)	(20.0%)	29.8%
Negocio Bancario	1,805	1,759	2,068	1,865	1,940	3,521	3,805	4.0%	7.5%	8.1%
Sector Seguros (1)	146	159	148	111	151	278	262	36.0%	3.4%	(5.8%)
Casa de Bolsa Bancomer	40	34	17	23	52	52	75	126.1%	30.0%	44.2%
Bancomer Gestión	26	27	23	23	25	46	48	8.7%	(3.8%)	4.3%
Interés minoritario y otros (2)	(34)	(28)	(34)	(16)	(25)	(65)	(41)	56.3%	(26.5%)	(36.9%)

(1) Incluye el resultado de Seguros Bancomer, Pensiones Bancomer y Preventis.
(2) Incluye el interés minoritario de Seguros Bancomer, Preventis y el resultado de Fianzas Probursa.

Grupo Financiero BBVA Bancomer **Resumen financiero** Millones de pesos	2T 2003	3T 2003	4T 2003	1T 2004	2T 2004	6M 2003	6M 2004	2T04/ 1T04	2T04/ 2T03	6M04/ 6M03
ESTADO DE RESULTADOS										
Margen financiero antes de resultado por posición monetaria	**5,415**	**5,095**	**5,507**	**5,360**	**6,137**	**10,568**	**11,497**	**14.5%**	**13.3%**	**8.8%**
Margen financiero ajustado por riesgos crediticios	4,336	3,998	4,891	4,433	5,531	8,553	9,964	24.8%	27.6%	16.5%
Comisiones y tarifas, neto	3,177	3,833	3,401	3,562	3,460	6,524	7,022	(2.9%)	8.9%	7.6%
Resultado por intermediación	779	10	459	241	(742)	803	(501)	n.a.	n.a.	n.a.
Ingresos totales de la operación	**8,292**	**7,841**	**8,751**	**8,236**	**8,249**	**15,880**	**16,485**	**0.2%**	**(0.5%)**	**3.8%**
Gastos de administración y promoción	(4,749)	(4,795)	(4,988)	(4,700)	(5,013)	(9,379)	(9,713)	6.7%	5.6%	3.6%
Resultado de la operación	**3,543**	**3,046**	**3,763**	**3,536**	**3,236**	**6,501**	**6,772**	**(8.5%)**	**(8.7%)**	**4.2%**
Resultado por operaciones continuas	1,982	1,988	2,168	2,011	2,138	3,874	4,149	6.3%	7.9%	7.1%
Utilidad neta	**1,943**	**1,894**	**2,147**	**1,929**	**2,111**	**3,748**	**4,040**	**9.4%**	**8.6%**	**7.8%**

Grupo Financiero BBVA Bancomer **Resumen financiero** Millones de pesos	Jun 2003	Sep 2003	Dic 2003	Mar 2004	Jun 2004	Dic-Mar 2003-2004	Mar-Jun 2004-2004	Mar-Jun 2003-2003	Jun-Jun 2003-2004
BALANCE GENERAL									
Disponibilidades	63,087	82,928	71,955	82,500	76,628	14.7%	(7.1%)	(2.7%)	21.5%
Inversiones en valores y operaciones con derivadas	100,430	102,623	125,745	99,534	120,975	(20.8%)	21.5%	(13.5%)	20.5%
Total cartera de crédito vigente	245,069	246,691	255,549	250,528	257,671	(2.0%)	2.9%	0.7%	5.1%
Total cartera de crédito vencida	11,485	9,674	6,555	6,076	5,314	(7.3%)	(12.5%)	(8.8%)	(53.7%)
Total cartera de crédito	256,554	256,365	262,104	256,604	262,985	(2.1%)	2.5%	0.3%	2.5%
Estimación preventiva para riesgos crediticios	(12,533)	(11,580)	(9,612)	(9,109)	(8,583)	(5.2%)	(5.8%)	(1.2%)	(31.5%)
Total cartera de crédito, neta	244,021	244,785	252,492	247,495	254,402	(2.0%)	2.8%	0.3%	4.3%
Impuestos diferidos, neto	23,809	23,138	22,684	21,752	20,931	(4.1%)	(3.8%)	(4.6%)	(12.1%)
Otros activos	34,818	34,415	35,732	34,633	40,170	(3.1%)	16.0%	0.3%	15.4%
Total activo	**466,165**	**487,889**	**508,608**	**485,914**	**513,106**	**(4.5%)**	**5.6%**	**(3.7%)**	**10.1%**
Captación de vista y plazo	334,679	330,786	367,580	348,467	366,859	(5.2%)	5.3%	(11.0%)	9.6%
Préstamos interbancarios y de otros organismos	54,184	61,378	57,848	48,969	59,539	(15.3%)	21.6%	83.3%	9.9%
Obligaciones subordinadas en circulación	5,407	5,617	5,427	5,181	2,513	(4.5%)	(51.5%)	(5.4%)	(53.5%)
Otros pasivos	7,545	23,467	9,130	12,715	11,543	39.3%	(9.2%)	(27.1%)	53.0%
Total pasivo	**401,815**	**421,248**	**439,985**	**415,332**	**440,454**	**(5.6%)**	**6.0%**	**(4.7%)**	**9.6%**
Total capital contable	**64,350**	**66,641**	**68,623**	**70,582**	**72,652**	**2.9%**	**2.9%**	**3.2%**	**12.9%**

Resumen de la Acción e Indicadores del Negocio

Grupo Financiero BBVA Bancomer Resumen de la acción	2T 2003	3T 2003	4T 2003	1T 2004	2T 2004	6M 2003	6M 2004	2T04/ 1T04	2T04/ 2T03	6M04/ 6M03
INFORMACIÓN POR ACCIÓN										
Utilidad neta por acción (UPA) (pesos nominales)	0.20	0.20	0.23	0.21	0.23	0.39	0.44	9.6%	13.3%	12.4%
Utilidad neta por acción (UPA) (pesos constantes)	0.21	0.20	0.23	0.21	0.23	0.40	0.44	9.5%	8.7%	7.8%
Utilidad neta por acción doce meses (UPA 12m) (pesos constantes por período)	0.77	0.79	0.82	0.85	0.87	0.77	0.87	2.2%	12.4%	12.4%
Valor en libros por acción (VL) (pesos nominales)	6.05	6.29	6.61	6.93	7.14	6.05	7.14	3.0%	18.1%	18.1%
Valor en libros por acción (VL) (pesos constantes)	6.31	6.52	6.72	6.94	7.14	6.31	7.14	2.9%	13.3%	13.3%
Acciones totales en circulación (millones, fin de período)	9,277	9,277	9,277	9,277	9,277	9,277	9,277	0.0%	0.0%	0.0%
Precio de cierre	8.83	9.61	9.60	12.00	12.00	8.83	12.00	0.0%	35.9%	35.9%
Capitalización de mercado (millones de pesos nominales)	81,916	89,152	89,059	111,324	111,324	81,916	111,324	0.0%	35.9%	35.9%
Volumen operado diario promedio (millones de títulos)	8.9	10.8	11.6	32.2	0.4	8.3	16.3	(98.6%)	(95.0%)	96.3%
Importe operado diario promedio (millones de pesos nominales)	80.0	97.0	111.4	373.6	5.4	72.0	189.5	(98.6%)	(93.3%)	163.1%
Precio cierre / UPA 12m (pesos constantes por período) (P/U)	11.4	12.2	11.6	14.1	13.8	11.4	13.8	(2.2%)	20.9%	20.9%
Precio cierre / VL (pesos nominales) (P/VL)	1.5	1.5	1.5	1.7	1.7	1.5	1.7	(2.9%)	15.1%	15.1%
INFORMACIÓN POR ADR										
Acciones ordinarias Serie B por cada ADR	20	20	20	20	20	20	20	n.a.	n.a.	n.a.
Utilidad neta por ADR (dólares) (UPADR)	0.39	0.36	0.40	0.37	0.40	0.73	0.77	6.1%	2.5%	6.1%
Valor en libros por ADR (dólares) (VLADR)	11.59	11.43	11.76	12.41	12.39	11.59	12.39	(0.1%)	6.9%	6.9%

Grupo Financiero BBVA Bancomer Indicadores del negocio	2T 2003	3T 2003	4T 2003	1T 2004	2T 2004	6M 2003	6M 2004
INDICADORES DE INFRAESTRUCTURA							
Sucursales	1,645	1,643	1,653	1,653	1,653	1,645	1,653
Cajeros automáticos	3,771	3,875	3,971	3,981	3,989	3,771	3,989
Empleados							
Grupo Financiero	28,635	28,613	29,476	29,150	28,750	28,635	28,750
Negocio Bancario	25,274	25,146	25,230	25,088	24,743	25,274	24,743
INDICADORES DE RENTABILIDAD (%)							
Margen financiero neto antes de resultado por posición monetaria (anualizado)	5.0	4.7	4.8	4.7	5.3	5.1	4.9
Indice de eficiencia (gasto / ingresos totales de la operación, excluyendo provisiones)	50.5	53.5	53.3	51.8	56.7	51.9	54.2
Indice de eficiencia (gasto / ingresos totales de la operación, excluyendo provisiones e intermediación)	55.0	53.6	56.0	53.2	52.3	54.4	52.7
Comisiones y tarifas, neto / gastos de administración y promoción	66.9	79.9	68.2	75.8	69.0	69.6	72.3
Rendimiento sobre capital promedio (ROAE)	13.5	12.7	14.0	12.2	12.9	13.3	12.6
Rendimiento sobre activos promedio (ROAA)	1.6	1.6	1.7	1.6	1.7	1.6	1.6
Indice de capitalización básico	12.6	13.5	14.2	16.2	15.6	12.6	15.6
Indice de capitalización total	15.2	15.8	16.4	18.2	17.2	15.2	17.2
INDICADORES DE CALIDAD DE ACTIVOS (%)							
Indice de cartera vencida bruta, incluyendo Fobaproa	4.5	3.8	2.5	2.4	2.0	4.5	2.0
Indice de cartera vencida bruta, excluyendo Fobaproa	6.6	5.6	3.6	3.5	2.9	6.6	2.9
Cobertura de cartera vencida	109.1	119.7	146.6	149.9	161.5	109.1	161.5
Cargo a resultados por provisiones (anualizado) / cartera total promedio, excluyendo Fobaproa	2.6	2.6	1.4	1.9	1.3	2.5	1.6

Intercambio de pagarés Fobaproa

El 15 de julio de 2004 Grupo Financiero BBVA Bancomer informó que celebró un acuerdo con el Instituto para la Protección al Ahorro Bancario (IPAB) por el cual se realizó el intercambio de los Pagarés emitidos por el Fondo Bancario de Protección al Ahorro (Fobaproa) por obligaciones a cargo del IPAB.

Dicho acuerdo contempla la realización de las auditorías de gestión, identidad de objeto, existencia y legalidad (GEL), así como la conclusión de los diversos procedimientos judiciales entablados entre las partes.

Para facilitar la celebración del acuerdo, Bancomer accedió a adquirir del Fobaproa créditos relacionados por un importe de Ps. 3,264 millones, ante los cuales Bancomer tenía provisiones de Ps. 1,100 millones.

BBVA Bancomer realiza oferta para adquirir *Valley Bank* con el fin de fortalecer las operaciones de BTS en EUA

Grupo Financiero BBVA Bancomer planea incorporar Valley Bank con el propósito de incrementar la atención del mercado hispano en California, Estados Unidos, donde existe un mercado potencial de más de 10 millones de mexicanos.

Valley Bank es un banco fundado en 1969 con sede en Moreno Valley, Riverside que atiende tanto a personas físicas como a morales con 6 sucursales en la zona de Los Angeles, California. Cuenta con una cartera de casi USD 62 millones y una captación de más de USD 75 millones.

Los clientes de Valley Bank suman más de 10 mil, de los cuales el 10% pertenece a un segmento preferente con depósitos por más de USD 250,000, y casi 20% son hispanos. De sus clientes, 3 mil cuentan con tarjeta de débito y aproximadamente 300 clientes pertenecen al segmento de negocios.

La importancia de la incorporación de Valley Bank al Grupo radica en que, a partir de ahora, se iniciará un proceso de sinergia con la filial en Estados Unidos, Bancomer Transfer Services (BTS), quien en la actualidad es el líder en el mercado de envíos de dinero desde la Unión Americana.

Los servicios de envíos de dinero, cobro de cheques, y ventas de tarjetas telefónicas ofrecidos por BTS se verán complementados con la oferta de productos tradicionales a través de Valley Bank, como cuentas de cheques y ahorro, inversiones y productos de crédito.

Bancomer coordina la Oferta Pública de Acciones de URBI

En mayo de 2004 BBVA Bancomer participó como Coordinador Global Conjunto en la Oferta Pública de Acciones de URBI en la Bolsa Mexicana de Valores (BMV), cuyo monto total fue de Ps. 2,388 millones.

La operación fue distribuida 40% en México y 60% en el extranjero, atrayendo a 2,000 inversionistas, de los cuales 800 fueron aportados por BBVA Bancomer.

Bancomer estructura y lidera la primera emisión de certificados de vivienda del INFONAVIT

En marzo de 2004 Bancomer estructuró y encabezó la primera emisión de certificados de vivienda del Instituto del Fondo Nacional para la Vivienda de los Trabajadores (INFONAVIT) en el mercado mexicano por Ps. 750 millones.

La emisión de certificados recibió la calificación AAA en la escala nacional por parte de Standard & Poor's, Fitch Ratings y Moody's Investors Service.

Los certificados, llamados CEDEVIS (Certificados de Vivienda de Interés Social), fueron adquiridos por Administradoras de Fondos para el Retiro (AFORES), aseguradoras y fondos de inversión.

Bancomer lanza el primer fondo de inversión de acciones europeas en México

Bancomer ofrece en México a sus clientes la solidez, liquidez y bajo riesgo país de las empresas europeas a través de su nuevo fondo BMERE50. Este es el primer fondo en México con activos preponderantemente europeos que además presenta la ventaja de ser una inversión exenta del pago de impuestos originados por las ganancias de capital.

El fondo BMERE50 es una sociedad de inversión de renta variable de largo plazo que ofrece la opción de invertir en una cartera formada principalmente por acciones de 48 de las principales empresas europeas que también cotizan en Nueva York. El fondo es operado por BBVA Bancomer Gestión.

Estado de Resultados

La utilidad neta de Grupo Financiero BBVA Bancomer para 2T04 fue de Ps. 2,111 millones, un crecimiento de 8.6% o Ps. 168 millones comparado con el mismo período del año anterior. De forma acumulada, la utilidad neta del Grupo a junio de 2004 fue de Ps. 4,040 millones, 7.8% o Ps. 292 millones mayor a la del primer semestre de 2003. Este resultado se debe al fortalecimiento del margen básico recurrente (ingreso financiero neto antes de resultado por posición monetaria mas comisiones menos gasto), el cual incrementó 14.2% para los primeros seis meses de 2004 en comparación con el mismo período de 2003.

Grupo Financiero BBVA Bancomer Estado de resultados Millones de pesos	2T 2003	3T 2003	4T 2003	1T 2004	2T 2004	6M 2003	6M 2004	2T04/ 1T04	2T04/ 2T03	6M04/ 6M03
Margen financiero antes de resultado por posición monetaria	5,415	5,095	5,507	5,360	6,137	10,568	11,497	14.5%	13.3%	8.8%
Resultado por posición monetaria	40	19	(3)	(91)	(6)	164	(97)	n.a.	n.a.	n.a.
Margen financiero	5,455	5,114	5,504	5,269	6,131	10,732	11,400	16.4%	12.4%	6.2%
Estimación preventiva para riesgos crediticios	(1,119)	(1,116)	(613)	(836)	(600)	(2,179)	(1,436)	(28.2%)	(46.4%)	(34.1%)
Margen financiero ajustado por riesgos crediticios	4,336	3,998	4,891	4,433	5,531	8,553	9,964	24.8%	27.6%	16.5%
Comisiones y tarifas, neto	3,177	3,833	3,401	3,562	3,460	6,524	7,022	(2.9%)	8.9%	7.6%
Resultado por intermediación	779	10	459	241	(742)	803	(501)	n.a.	n.a.	n.a.
Ingresos totales de la operación	8,292	7,841	8,751	8,236	8,249	15,880	16,485	0.2%	(0.5%)	3.8%
Gastos de administración y promoción	(4,749)	(4,795)	(4,988)	(4,700)	(5,013)	(9,379)	(9,713)	6.7%	5.6%	3.6%
Resultado de la operación	3,543	3,046	3,763	3,536	3,236	6,501	6,772	(8.5%)	(8.7%)	4.2%
Otros productos y gastos, neto	(375)	(24)	(837)	(346)	27	(525)	(319)	n.a.	n.a.	(39.2%)
Resultado por posición monetaria	(218)	(122)	(203)	(298)	(16)	(466)	(314)	(94.6%)	(92.7%)	(32.6%)
Resultado antes de ISR y PTU	2,950	2,900	2,723	2,892	3,247	5,510	6,139	12.3%	10.1%	11.4%
ISR y PTU causado	(119)	(217)	(102)	(218)	(85)	(336)	(303)	(61.0%)	(28.6%)	(9.8%)
ISR Y PTU diferido	(890)	(724)	(668)	(738)	(984)	(1,333)	(1,722)	33.3%	10.6%	29.2%
Resultado antes de participación en el resultado de subsidiarias y asociadas	1,941	1,959	1,953	1,936	2,178	3,841	4,114	12.5%	12.2%	7.1%
Participación en el resultado de subsidiarias y asociadas	41	29	215	75	(40)	33	35	n.a.	n.a.	6.1%
Resultado por operaciones continuas	1,982	1,988	2,168	2,011	2,138	3,874	4,149	6.3%	7.9%	7.1%
Operaciones discontinuas, partidas extraordinarias y cambios en políticas contables, neto	0	0	0	0	0	0	0	n.a.	n.a.	n.a.
Utilidad neta antes de interés minoritario	1,982	1,988	2,168	2,011	2,138	3,874	4,149	6.3%	7.9%	7.1%
Interés minoritario	(39)	(94)	(21)	(82)	(27)	(126)	(109)	(67.1%)	(30.8%)	(13.5%)
Utilidad neta	1,943	1,894	2,147	1,929	2,111	3,748	4,040	9.4%	8.6%	7.8%

Margen Financiero Neto

El ingreso financiero neto antes de resultado por posición monetaria en 2T04 se ubicó en Ps. 6,137 millones, lo que representa un crecimiento de 13.3% comparado con el mismo trimestre de 2003. Esto se logró ante un entorno en el que la tasa de interés de referencia bancaria (TIIE 28 días) se mantuvo en el mismo nivel promedio de 6.73%, tanto en 2T03 como en 2T04.

En términos acumulados, el ingreso financiero neto antes de resultado por posición monetaria fue de Ps. 11,497 millones para los primeros seis meses de 2004, 8.8% o Ps. 929 millones más que para la primera mitad de 2003, mientras que la TIIE promedio se contrajo 22.8% en el mismo período.

Los incrementos de Ps. 722 millones de 2T03 a 2T04, y de Ps. 929 millones de 6M03 a 6M04, en el ingreso financiero neto antes de resultado por posición monetaria, se debieron principalmente al crecimiento de la cartera vigente total sin Fobaproa/IPAB de 3.8% en 2T04 y de 8.7% en 12 meses, así como a la continua gestión de captación.

Para esta última, el componente de captación vista como porcentaje de captación total ascendió a 49.9% en junio de 2004, mientras que en junio de 2003 era de 45.6%. Adicionalmente, el costo de captación total en moneda nacional se redujo 412 puntos base, de 41.7% de TIIE en 2T03, a 37.6% de TIIE en 2T04 y 314 puntos base, de 40.2% de TIIE en 6M03, a 37.1% de TIIE en 6M04.

El margen financiero neto antes de resultado por posición monetaria como porcentaje de los activos con rendimiento se ubicó en 5.3% para 2T04, 28 puntos base mayor al de 2T03, sin crecimiento en la tasa de referencia interbancaria. Para los primeros seis meses de 2004, este indicador fue de 4.9%, únicamente 24 puntos base debajo de 6M03, mientras que la TIIE disminuyó 187 puntos base.

Para los primeros seis meses de 2004 el margen financiero neto antes de resultado por posición monetaria representa 77.1% de la TIIE promedio, una mejora considerable si se compara con 62.4% para 6M03. Este resultado se debe al crecimiento en la captación y en la cartera, logrando incrementar el promedio de los activos con rendimiento en 14.1% de junio de 2003 a junio de 2004. Adicionalmente, la contribución de crédito al margen continúa creciendo, de 26.6% en 6M03, a 34.2% en 6M04.

Cabe destacar, que en el segundo trimestre de 2004, el margen financiero neto como porcentaje de activos con rendimiento se vio beneficiado de un movimiento de 83 puntos base a la alza en TIIE, de los cuales se logró retener 66 puntos base, o el 79.5% en beneficio en el margen, el cual se incrementó de 4.7% en 1T04 a 5.3% en 2T04.

Grupo Financiero BBVA Bancomer Margen financiero Millones de pesos	2T 2003	3T 2003	4T 2003	1T 2004	2T 2004	6M 2003	6M 2004	2T04/ 1T04	2T04/ 2T03	6M04/ 6M03
Ingreso financiero neto por crédito y captación	**4,955**	**4,678**	**5,176**	**5,085**	**5,820**	**9,884**	**10,905**	**14.5%**	**17.5%**	**10.3%**
Ingreso financiero por crédito y valores	8,292	7,558	8,514	8,179	8,697	17,626	16,876	6.3%	4.9%	(4.3%)
Gasto financiero por captación y fondeo	(3,337)	(2,880)	(3,338)	(3,094)	(2,877)	(7,742)	(5,971)	(7.0%)	(13.8%)	(22.9%)
Comisiones y tarifas, neto	**108**	**108**	**111**	**124**	**175**	**239**	**299**	**41.1%**	**62.0%**	**25.1%**
Comisiones y tarifas cobradas	108	108	111	124	175	239	299	41.1%	62.0%	25.1%
Comisiones y tarifas pagadas	0	0	0	0	0	0	0	n.a.	n.a.	n.a.
Ingreso financiero por reportos, neto	**352**	**309**	**220**	**151**	**142**	**445**	**293**	**(6.0%)**	**(59.7%)**	**(34.2%)**
Ingreso financiero por reportos	4,351	3,516	3,719	3,697	3,401	8,817	7,098	(8.0%)	(21.8%)	(19.5%)
Gasto financiero por reportos	(3,999)	(3,207)	(3,499)	(3,546)	(3,259)	(8,372)	(6,805)	(8.1%)	(18.5%)	(18.7%)
Ingreso financiero antes de repomo	**5,415**	**5,095**	**5,507**	**5,360**	**6,137**	**10,568**	**11,497**	**14.5%**	**13.3%**	**8.8%**
Resultado por posición monetaria	40	19	(3)	(91)	(6)	164	(97)	n.a.	n.a.	n.a.
Ingreso financiero neto	**5,455**	**5,114**	**5,504**	**5,269**	**6,131**	**10,732**	**11,400**	**16.4%**	**12.4%**	**6.2%**
Promedio de activos con rendimiento	430,338	434,573	459,047	460,940	462,165	414,240	472,590	0.3%	7.4%	14.1%
Margen financiero neto anualizado antes repomo (%)	**5.0**	**4.7**	**4.8**	**4.7**	**5.3**	**5.1**	**4.9**	**14.2%**	**5.5%**	**(4.6%)**
Margen financiero neto anualizado (%)	**5.1**	**4.7**	**4.8**	**4.6**	**5.3**	**5.2**	**4.8**	**16.1%**	**4.7%**	**(6.9%)**


8.18%
6.31%
6.73%
5.11%
5.79%
5.90%
6.73%
5.10%
4.87%
5.03%
4.69%
4.80%
4.65%
5.31%
6 meses 2003
6 meses 2004
2T03
3T03
4T03
1T04
2T04
TIIE (Tasa de interés interbancaria de equilibrio) promedio 28 días
Margen financiero neto antes de repomo

Estimación Preventiva para Riesgos Crediticios

En 2T04 el cargo a la cuenta de resultados por concepto de provisiones fue de Ps. 600 millones. El 45.7% o Ps. 274 millones de este cargo, estuvo relacionado con el costo de los programas de apoyo a deudores (Punto Final). Este programa sigue vigente a junio de 2004 con Ps. 24,405 millones de cartera hipotecaria, 13.0% menor que en junio de 2003 y 2.7% menor que en marzo de 2004, mientras que el saldo de la cartera comercial sujeta a estos programas fue de Ps. 242 millones, lo que representa una disminución de 41.6% y de 23.7%, respectivamente, para los períodos antes mencionados.

Las provisiones en el segundo trimestre de 2004 se redujeron 46.4% o Ps. 519 millones en comparación con las de 2T03, reflejo del buen resultado trimestral de la actividad de cobranza de cartera. De forma acumulada a junio de 2004, el cargo por provisiones a resultados fue de Ps. 1,436 millones, es decir 34.1% o Ps. 743 millones menos que en el primer semestre de 2003.

El cargo anualizado por provisiones como porcentaje de la cartera total promedio excluyendo Fobaproa/IPAB es de 1.3% para 2T04 y de 1.6% para 6M04, una reducción comparado con 2.6% en 2T03 y 2.5% para 6M03. Por otra parte, el índice de cobertura de reservas se ubicó en 161.5% a junio de 2004, una mejora sustancial comparado con 109.1% de junio de 2003.

Grupo Financiero BBVA Bancomer Estimación preventiva para riesgos crediticios Millones de pesos	2T 2003	3T 2003	4T 2003	1T 2004	2T 2004	6M 2003	6M 2004
Saldo inicial	12,681	12,533	11,580	9,612	9,109	13,064	9,612
Más:							
Cargo a resultados	1,119	1,116	613	836	600	2,179	1,436
Recuperación de castigos	46	8	223	29	38	75	67
Menos:							
Castigos cartera tarjeta de crédito	(84)	(40)	(218)	(315)	(173)	(276)	(488)
Castigos cartera consumo	(26)	(9)	(8)	(151)	(40)	(56)	(191)
Castigos cartera comercial	(558)	(1,493)	(578)	(418)	(316)	(1,082)	(734)
Castigos cartera hipotecaria	(282)	(330)	(1,788)	(236)	(470)	(699)	(706)
Aplicaciones cartera vigente comercial (Punto Final)	(4)	(3)	(3)	(2)	(1)	(8)	(3)
Aplicaciones cartera vigente hipotecaria (Punto Final)	(293)	(296)	(277)	(262)	(273)	(645)	(535)
Aplicaciones a reservas	**(297)**	**(299)**	**(280)**	**(264)**	**(274)**	**(653)**	**(538)**
Resultado monetario	(66)	94	68	16	109	(19)	125
Saldo a fin de trimestre	**12,533**	**11,580**	**9,612**	**9,109**	**8,583**	**12,533**	**8,583**

Comisiones y tarifas

El ingreso por comisiones y tarifas en 2T04 fue de Ps. 3,460 millones, 8.9% o Ps. 283 millones más que en 2T03. De forma acumulada para los primeros seis meses del año, las comisiones fueron Ps. 7,022 millones, 7.6% o Ps. 498 millones por arriba del primer semestre de 2003. El incremento en el ingreso por comisiones se debe al mayor número de transacciones procesadas, las cuales suman 329,474 en 2T04 contra 293,132 en 2T03, es decir, 12.4% de crecimiento y 644,734 en 6M04 contra 578,825 en 6M03, resultando en un crecimiento de 11.4%.

Tarjeta de crédito y débito registró un ascenso en ingreso por comisiones de 2T03 a 2T04 de 26.2% o Ps. 204 millones, debido en gran parte a la emisión de 343 mil tarjetas de crédito en el segundo trimestre de 2004 y 204 mil tarjetas de débito emitidas en el mismo lapso, comparado con 173 mil y 174 mil tarjetas, respectivamente, en 2T03. En la primera mitad de 2004, el ingreso por comisiones de tarjetas de crédito y débito fue de Ps. 1,819 millones, 21.4% o Ps. 321 millones mayor al del mismo período de 2003.

Las comisiones de transferencias y remesas mejoraron 21.2% o Ps. 110 millones en 2T04 al comparar con 2T03, y 19.8% o Ps. 198 millones de los primeros seis meses de 2003 a los primeros seis meses de 2004. Este resultado fue logrado principalmente por el incremento en transferencias electrónicas de Estados Unidos a México que en los primeros seis meses de 2004 sumaron 8.3 millones, habiendo crecido 15.5% con respecto al mismo período de 2003.

Las comisiones por manejo de cuentas incrementaron 6.7% o Ps. 42 millones en 2T04 comparado con 2T03 y 4.7% o Ps. 58 millones en el primer semestre de 2004 contra el mismo período del año anterior. Otros rubros con crecimiento en ingreso por comisiones de 2T03 a 2T04 fueron cajeros automáticos con 7.7% o Ps. 14 millones y seguros con 19.5% o Ps. 23 millones.

El avance en comisiones tanto en el trimestre como en el semestre, permitieron mejorar el índice de comisiones a gasto, el cual pasó de 66.9% en 2T03 a 69.0% en 2T04 y de 69.6% en 6M03 a 72.3% en 6M04. Sin embargo, la generación de un mayor ingreso por comisiones no ha dejado de lado la generación de ingresos por la vía de ingreso financiero, ya que en 2T03 el ingreso por comisiones representaba 37.0% de los ingresos totales y en 2T04 este índice fue de 36.1%. De igual forma, para los primeros seis meses de 2003, dicho índice fue de 38.2% y para la primera mitad de 2004 fue de 37.9%.

Grupo Financiero BBVA Bancomer **Ingreso por comisiones y tarifas** Millones de pesos	2T 2003	3T 2003	4T 2003	1T 2004	2T 2004	6M 2003	6M 2004	2T04/ 1T04	2T04/ 2T03	6M04/ 6M03
Comisiones y tarifas, neto	**3,177**	**3,833**	**3,401**	**3,562**	**3,460**	**6,524**	**7,022**	**(2.9%)**	**8.9%**	**7.6%**
Tarjeta de crédito y débito	778	810	901	837	982	1,498	1,819	17.3%	26.2%	21.4%
Manejo de cuentas	623	775	708	615	665	1,222	1,280	8.1%	6.7%	4.7%
Administración de fondos de pensión y SAR	483	847	461	797	468	1,302	1,265	(41.3%)	(3.1%)	(2.8%)
Transferencias y remesas	520	577	583	568	630	1,000	1,198	10.9%	21.2%	19.8%
Administración de sociedades de inversión	349	367	357	338	316	649	654	(6.5%)	(9.5%)	0.8%
Cajeros automáticos	181	199	197	160	195	352	355	21.9%	7.7%	0.9%
Seguros	118	134	132	125	141	252	266	12.8%	19.5%	5.6%
Pensiones, casa de bolsa y otros	125	124	62	122	63	249	185	(48.4%)	(49.6%)	(25.7%)

En junio de 2004, se reclasificaron Ps. 123 millones de gastos de promotoría de tarjeta de crédito (Gastos de administración y operación) como comisiones pagadas (Tarjeta de crédito y otros). La información mostrada refleja el correspondiente ajuste para cada período con el fin de hacerla comparable.

Intermediación

El ingreso por intermediación se ubicó en una pérdida de Ps. 742 millones en 2T04, constituido por Ps. 184 millones de ganancia por compraventa de divisas y una pérdida de Ps. 926 millones por intermediación de valores. Este último resultado se debe al movimiento de las tasas de interés en el trimestre que incrementaron significativamente y mostraron alta volatilidad.

Grupo Financiero BBVA Bancomer **Ingreso por intermediación** Millones de pesos	2T 2003	3T 2003	4T 2003	1T 2004	2T 2004	6M 2003	6M 2004	2T04/ 1T04	2T04/ 2T03	6M04/ 6M03
Ingreso por intermediación	**779**	**10**	**459**	**241**	**(742)**	**803**	**(501)**	**n.a.**	**n.a.**	**n.a.**
Resultado por intermediación	580	(162)	262	116	(926)	324	(810)	n.a.	n.a.	n.a.
Resultado por compraventa de divisas	199	172	197	125	184	479	309	47.1%	(7.5%)	(35.5%)

A junio de 2004, la cartera de inversiones en valores ascendió a Ps. 119,852 millones, compuesta 89.6% por títulos de deuda gubernamental, 8.5% por títulos de deuda bancaria, 0.4% por otros títulos de deuda y 1.5% por inversión en acciones.

Grupo Financiero BBVA Bancomer Composición de inversiones y operaciones con valores Millones de pesos	Gubernamental	Bancario	Otros deuda	Acciones	Total
Títulos para negociar	43,317	10,226	7,337	614	**61,494**
Títulos disponibles para la venta	15,929	0	(258)	1,178	**16,849**
Títulos conservados a vencimiento	48,141	0	(6,632)	0	**41,509**
Total	**107,387**	**10,226**	**447**	**1,792**	**119,852**

Gasto de Administración y Promoción

Para 2T04 el gasto de administración y promoción se ubicó en Ps. 5,013 millones, 5.6% o Ps. 264 millones superior al de 2T03 a consecuencia de mayores gastos de operación enfocados a la promoción y publicidad de productos de crédito y captación. De forma acumulada a junio de 2004, el gasto fue de Ps. 9,713 millones, 3.6% o Ps. 334 millones mayor al del mismo período del año anterior.

El gasto no gestionable mostró un ligero crecimiento de 0.6% o Ps. 7 millones en 2T04 al comparar con 2T03, y de 1.7% o Ps. 42 millones en 6M04 al comparar con 6M03, principalmente debido al pago de seguro de depósito.

El índice de eficiencia sin tomar en cuenta el volátil resultado por intermediación pasó, de 55.0% en 2T03, a 52.3% en 2T04 y de 54.4% en 6M03 a 52.7% en 6M04.

Grupo Financiero BBVA Bancomer Gastos de administración y promoción Millones de pesos	2T 2003	3T 2003	4T 2003	1T 2004	2T 2004	6M 2003	6M 2004	2T04/ 1T04	2T04/ 2T03	6M04/ 6M03
Gastos de administración y promoción	**4,749**	**4,795**	**4,988**	**4,700**	**5,013**	**9,379**	**9,713**	**6.7%**	**5.6%**	**3.6%**
Salarios y prestaciones (A)	2,226	2,241	2,257	2,224	2,349	4,448	4,573	5.6%	5.5%	2.8%
Gastos de administración y operación (B)	1,268	1,319	1,438	1,224	1,402	2,459	2,626	14.5%	10.6%	6.8%
Gasto gestionable (A+B)	*3,494*	*3,560*	*3,695*	*3,448*	*3,751*	*6,907*	*7,199*	*8.8%*	*7.4%*	*4.2%*
Rentas, depreciación y amortización (C)	597	588	619	614	588	1,154	1,202	(4.2%)	(1.5%)	4.2%
IVA e impuestos diferentes a ISR y PTU (D)	278	263	263	238	269	543	507	13.0%	(3.2%)	(6.6%)
Cuota por costo de captación (IPAB) (E)	380	384	411	400	405	775	805	1.3%	6.6%	3.9%
Gasto no gestionable (C+D+E)	*1,255*	*1,235*	*1,293*	*1,252*	*1,262*	*2,472*	*2,514*	*0.8%*	*0.6%*	*1.7%*

En junio de 2004, se reclasificaron Ps. 123 millones de gastos de promotoría de tarjeta de crédito (Gastos de administración y operación) como comisiones pagadas (Tarjeta de crédito y otros). La información mostrada refleja el correspondiente ajuste para cada período con el fin de hacerla comparable.

Análisis del Margen Básico Recurrente

El margen básico recurrente registrado para 2T04 fue de Ps. 4,584 millones, un incremento de 19.3% o Ps. 741 millones con respecto a 2T03. Acumulado a junio de 2004, el margen básico recurrente fue de Ps. 8,806 millones, 14.2% o Ps. 1,093 millones mayor al del primer semestre de 2003.

El crecimiento del margen básico recurrente de 2T03 a 2T04 es principalmente atribuible a un incremento de Ps. 722 millones en el negocio central de intermediación de crédito y captación, seguido de un mayor volumen de ingresos por comisiones. Esto también es cierto para el crecimiento acumulado a junio de 2004 comparado con junio de 2003.

En 2T04 el margen financiero neto antes de resultado por posición monetaria representó 4.9% de los activos totales medios, mientras que en 2T03 fue 4.6%. El ingreso por comisiones y tarifas a su vez representó 2.8% en el segundo trimestre de 2004 comparado con 2.7% en el mismo período de 2003. Finalmente, los gastos representaron 4.0% en 2T04, sin movimiento con respecto a 2T03. Esta composición hizo del margen básico recurrente 3.7% de los activos totales medios en 2T04, 43 puntos base por arriba del resultado de 2T03, a pesar de un crecimiento en los activos totales medios de 5.2%. En 6M04, el margen básico recurrente representaba 3.4% de los activos totales medios, al igual que en 6M03.

Grupo Financiero BBVA Bancomer Análisis del margen básico recurrente Millones de pesos	2T 2003	3T 2003	4T 2003	1T 2004	2T 2004	6M 2003	6M 2004	2T04/ 1T04	2T04/ 2T03	6M04/ 6M03
Ingreso financiero neto antes de resultado por posición monetaria	5,415	5,095	5,507	5,360	6,137	10,568	11,497	14.5%	13.3%	8.8%
Ingreso por comisiones y tarifas, neto	3,177	3,833	3,401	3,562	3,460	6,524	7,022	(2.9%)	8.9%	7.6%
Ingreso total (A)	8,592	8,928	8,908	8,922	9,597	17,092	18,519	7.6%	11.7%	8.3%
Gasto total (B)	4,749	4,795	4,988	4,700	5,013	9,379	9,713	6.7%	5.6%	3.6%
Margen básico recurrente (A-B)	**3,843**	**4,133**	**3,920**	**4,222**	**4,584**	**7,713**	**8,806**	**8.6%**	**19.3%**	**14.2%**
Activos totales medios (ATM)	475,042	476,527	498,249	497,261	499,510	459,413	510,857	0.5%	5.2%	11.2%
Margen financiero neto antes de repomo / ATMs	4.6%	4.3%	4.4%	4.3%	4.9%	4.6%	4.5%	14.0%	7.8%	(2.2%)
Ingreso por comisiones y tarifas, neto / ATMs	2.7%	3.2%	2.7%	2.9%	2.8%	2.8%	2.7%	(3.3%)	3.6%	(3.2%)
Ingreso total / ATMs (C)	7.2%	7.5%	7.2%	7.2%	7.7%	7.4%	7.3%	7.1%	6.2%	(2.6%)
Gasto total / ATMs (D)	4.0%	4.0%	4.0%	3.8%	4.0%	4.1%	3.8%	6.2%	0.4%	(6.9%)
Margen básico recurrente / ATMs (C-D)	**3.2%**	**3.5%**	**3.1%**	**3.4%**	**3.7%**	**3.4%**	**3.4%**	**8.1%**	**13.4%**	**2.7%**

Cartera de Crédito

La cartera vigente total sin Fobaproa IPAB registró Ps. 176,472 millones a junio de 2004, un incremento de Ps. 14,110 millones u 8.7% en comparación al cierre de junio de 2003 y de Ps. 6,466 millones o 3.8% en comparación al cierre de marzo de 2004, principalmente resultado del crecimiento en el crédito al consumo, pero mostrando asimismo aumentos en las carteras comercial y de vivienda.

Cartera vigente sin fideicomisos UDIs

La cartera vigente sin fideicomisos UDIs creció 16.8% o Ps. 20,362 millones de junio de 2003 a junio de 2004, para ubicarse en Ps. 141,786 millones. La mayor contribución a este incremento proviene de la cartera de consumo, con un crecimiento en el mismo período de Ps. 8,144 millones, lo que representa un aumento de 36.3%, para ubicarse en Ps. 30,564 millones. En comparación a marzo de 2004, esta cartera también muestra crecimiento, habiendo incrementado 13.3% o Ps. 3,593 millones.

Las campañas de publicidad han generado mayores volúmenes de crédito al consumo, habiendo generado en 2T04 casi 7 mil créditos para auto, la aprobación de 343 mil cuentas nuevas de tarjeta de crédito y el otorgamiento de más de 108 mil préstamos *Creditón Nómina*. Esto es, un total de 458 mil créditos comparado con 268 mil créditos otorgados en 2T03.

La cartera comercial creció 7.0% o Ps. 4,720 millones de junio de 2003 a junio de 2004, atribuible al incremento de Ps. 5,953 millones en cartera denominada en moneda nacional. Esto último como resultado del intercambio de créditos en moneda extranjera por créditos en pesos con el fin de evitar riesgos cambiarios y aprovechar atractivas tasas de interés ofrecidas en pesos.

A junio de 2004, 37.0% del saldo de la cartera comercial provenía de créditos generados a través de la Banca de Empresas, en comparación con 31.9% a junio del año anterior. El saldo de la cartera de la Banca de Empresas a junio de 2004 alcanzó Ps. 26,826 millones, un crecimiento interanual de 24.3%.

La cartera de vivienda aumentó de junio de 2003 a junio de 2004 en 14.4% o Ps. 1,463 millones, mostrando los resultados favorables de la estrategia de productos hipotecarios.

Grupo Financiero BBVA Bancomer Cartera vigente total, excluyendo Fobaproa Millones de pesos	Jun 2003	Sep 2003	Dic 2003	Mar 2004	Jun 2004	Dic-Mar 2003-2004	Mar-Jun 2004-2004	Mar-Jun 2003-2003	Jun-Jun 2003-2004
Comercial	67,730	67,221	70,852	67,718	72,450	(4.4%)	7.0%	2.9%	7.0%
Pesos	*36,601*	*38,189*	*41,750*	*40,564*	*42,554*	(2.8%)	4.9%	6.1%	16.3%
Dólares	*31,129*	*29,032*	*29,102*	*27,154*	*29,896*	(6.7%)	10.1%	(0.7%)	(4.0%)
Entidades financieras	1,497	1,593	613	935	915	52.5%	(2.1%)	46.8%	(38.9%)
Consumo	22,420	23,870	25,577	26,971	30,564	5.5%	13.3%	6.8%	36.3%
Vivienda	10,128	10,636	10,760	10,839	11,591	0.7%	6.9%	0.5%	14.4%
Subtotal cartera al sector privado	**101,775**	**103,320**	**107,802**	**106,463**	**115,520**	**(1.2%)**	**8.5%**	**3.9%**	**13.5%**
Gobierno	18,678	19,748	26,113	24,292	25,457	(7.0%)	4.8%	1.8%	36.3%
Programas de apoyo	971	1,412	1,828	2,213	809	21.1%	(63.4%)	(63.5%)	(16.7%)
Subtotal cartera gobierno	**19,649**	**21,160**	**27,941**	**26,505**	**26,266**	**(5.1%)**	**(0.9%)**	**(6.5%)**	**33.7%**
Total cartera vigente sin UDIS	**121,424**	**124,480**	**135,743**	**132,968**	**141,786**	**(2.0%)**	**6.6%**	**2.1%**	**16.8%**
Comercial fideicomisos UDIS	115	105	95	46	37	(51.6%)	(19.6%)	(8.0%)	(67.8%)
Vivienda fideicomisos UDIS	28,487	27,442	26,729	25,895	24,904	(3.1%)	(3.8%)	(2.7%)	(12.6%)
Gobierno fideicomisos UDIS	12,336	12,151	11,655	11,097	9,745	(4.8%)	(12.2%)	(1.5%)	(21.0%)
Subtotal fideicomisos UDIS	**40,938**	**39,698**	**38,479**	**37,038**	**34,686**	**(3.7%)**	**(6.4%)**	**(2.4%)**	**(15.3%)**
Total cartera vigente con UDIS	**162,362**	**164,178**	**174,222**	**170,006**	**176,472**	**(2.4%)**	**3.8%**	**0.9%**	**8.7%**

Cartera vigente de fideicomisos UDIs

La cartera de fideicomisos UDIs se redujo 15.3% o Ps. 6,252 millones de junio de 2003 a junio de 2004. Esta contracción está compuesta por la caída de Ps. 3,583 millones en la cartera de vivienda, Ps. 2,591 millones en la cartera de gobierno y Ps. 78 millones en la cartera comercial.

Captación

De junio de 2003 a junio de 2004, la captación vista mostró un crecimiento de 19.8% o Ps. 30,290 millones y la captación a plazo combinada con sociedades de inversión tuvo un incremento de 4.2% o Ps. 9,797 millones. De esta forma, la captación total en pesos a través de la red de sucursales aumentó 7.6% o Ps. 27,201 millones y en dólares en 51.0% o Ps. 12,886 millones en el mismo período.

El crecimiento de la captación vista de marzo de 2004 a junio de 2004 fue de Ps. 10,366 millones y para el conjunto de la captación a plazo de red y sociedades de inversión el crecimiento fue de Ps. 10,415 millones, impulsado en parte por la captación a través del lanzamiento del nuevo producto *Fondo Triple Bancomer* que a junio de 2004 había captado más de Ps. 3,700 millones.

El total de recursos captados a junio de 2004 a través de la red creció en el trimestre 5.1% o Ps. 20,781 millones y en los últimos doce meses 10.4% o Ps. 40,087 millones.

Grupo Financiero BBVA Bancomer Captación y recursos totales Millones de pesos	Jun 2003	Sep 2003	Dic 2003	Mar 2004	Jun 2004	Dic-Mar 2003-2004	Mar-Jun 2004-2004	Mar-Jun 2003-2003	Jun-Jun 2003-2004
Vista	152,685	152,185	183,023	172,609	182,975	(5.7%)	6.0%	(1.1%)	19.8%
Plazo red	151,054	155,550	161,003	158,182	167,243	(1.8%)	5.7%	(8.7%)	10.7%
Sociedades de inversión de deuda	78,776	69,259	66,833	70,535	71,574	5.5%	1.5%	35.8%	(9.1%)
Sociedades de inversión de renta variable	2,694	2,760	2,952	3,189	3,504	8.0%	9.9%	2.0%	30.1%
Captación red	**385,209**	**379,754**	**413,811**	**404,515**	**425,296**	**(2.2%)**	**5.1%**	**1.2%**	**10.4%**
Captación red en pesos	*359,947*	*350,407*	*380,929*	*370,290*	*387,148*	*(2.8%)*	*4.6%*	4.5%	*7.6%*
Captación red en dólares	*25,262*	*29,347*	*32,882*	*34,225*	*38,148*	*4.1%*	*11.5%*	(29.8%)	*51.0%*
Plazo de Tesorería	30,940	23,051	23,554	17,676	16,641	(25.0%)	(5.9%)	(44.7%)	(46.2%)
Total de recursos gestionados	**416,149**	**402,805**	**437,365**	**422,191**	**441,937**	**(3.5%)**	**4.7%**	**(4.7%)**	**6.2%**

Calidad de Activos

Cartera Vencida

La cartera vencida mostró una disminución de 12.5% o Ps. 762 millones de marzo de 2004 a junio de 2004, para ubicarse en Ps. 5,314 millones. Interanualmente, a junio de 2004 la cartera vencida total disminuyó 53.7% o Ps. 6,171 millones.

El índice de cartera vencida total a junio de 2004, excluyendo Fobaproa, se ubicó en 2.9%, que refleja una mejora adicional sobre el 3.5% a marzo de 2004 y el 6.6% a junio de 2003.

Grupo Financiero BBVA Bancomer Cartera vencida Millones de pesos	Jun 2003	Sep 2003	Dic 2003	Mar 2004	Jun 2004	Dic-Mar 2003-2004	Mar-Jun 2004-2004	Mar-Jun 2003-2003	Jun-Jun 2003-2004
Comercial	3,915	2,512	1,300	1,260	775	(3.1%)	(38.5%)	(17.2%)	(80.2%)
Entidades financieras	1	2	2	2	2	0.0%	0.0%	(50.0%)	100.0%
Consumo	1,243	1,387	1,356	1,091	1,125	(19.5%)	3.1%	13.7%	(9.5%)
Vivienda	6,326	5,773	3,897	3,723	3,412	(4.5%)	(8.4%)	(6.5%)	(46.1%)
Cartera vencida total	**11,485**	**9,674**	**6,555**	**6,076**	**5,314**	**(7.3%)**	**(12.5%)**	**(8.8%)**	**(53.7%)**

Calificación crediticia

Al cierre de junio de 2004 se calificó cartera por Ps. 324,696 millones que requirió reservas por calificación regulatoria de Ps. 8,583 millones, las cuales incluyen la cobertura al 100.0% de intereses vencidos. Cabe destacar la mejora en la estructura de la cartera crediticia que se aprecia al requerir menos reservas con una mayor cartera. La cartera tipo A constituyó, 92.7% de la cartera total, la cartera con calificación B constituyó 4.9% y las carteras C, D y E el restante 2.4%.

Grupo Financiero BBVA Bancomer Calificación de la cartera de crédito Millones de pesos	Jun-03		Mar-04		Jun-04	
	Importe	Reserva	Importe	Reserva	Importe	Reserva
Nivel de Riesgo						
A	284,591	1,470	293,839	1,702	300,832	1,540
B	15,382	1,904	15,226	1,907	15,834	1,794
C	5,936	2,223	3,449	1,524	3,160	1,435
D	5,195	3,674	4,023	2,875	3,727	2,692
E	3,159	3,262	1,051	1,101	1,143	1,122
TOTAL	**314,263**	**12,533**	**317,588**	**9,109**	**324,696**	**8,583**

La cartera con riesgo A incluye cartera exceptuada por Ps. 142,423 millones que incluye el saldo bruto de pagarés Fobaproa/IPAB.

Con base en la regulación de la CNBV, se ha definido la cartera comercial emproblemada como aquella con calificación de riesgo D y E. Con base en esta definición, la cartera comercial emproblemada asciende a Ps. 892 millones o 0.4% de la cartera comercial total a junio de 2004.

Grupo Financiero BBVA Bancomer Calificación de la cartera de crédito Millones de pesos	Comercial		Vivienda		Consumo	
	Importe	Reserva	Importe	Reserva	Importe	Reserva
Nivel de Riesgo						
A	241,553	1,140	30,227	252	29,052	148
B	8,962	1,223	5,432	427	1,440	144
C	1,423	783	1,431	507	306	145
D	260	199	2,952	2,101	515	392
E	632	621	2	2	509	499
Total	**252,830**	**3,966**	**40,044**	**3,289**	**31,822**	**1,328**

La cartera con riesgo A incluye cartera exceptuada por Ps. 142,423 millones que incluye el saldo bruto de pagarés Fobaproa/IPAB.

Otros Rubros del Balance

Fobaproa/IPAB

A junio de 2004 se registró un saldo de Pagarés Fobaproa e IPAB de Ps. 81,199 millones. Este saldo se presenta como el monto de los pagarés Fobaproa e IPAB, neto de las recuperaciones en efectivo en chequeras y de la reserva del 100% de la pérdida compartida correspondiente y del esquema de incentivos.

El saldo bruto de los pagarés Fobaproa con pérdida compartida se ubicó en Ps. 99,080 millones a junio de 2004 que, neto de recuperaciones en efectivo (depósitos en cuentas de cheques) y de reservas por pérdida compartida y esquema de incentivos, se ubica en un saldo de Ps. 50,652 millones.

Por su parte, el saldo bruto de pagarés sin pérdida compartida se ubicó en Ps. 31,923 millones a junio de 2004 que, neto de depósitos en efectivo en cuentas de cheques, se reduce a Ps. 30,547 millones. Estos pagarés no tienen reservas asociadas ya que no aplica una pérdida compartida ni esquema de incentivos.

Grupo Financiero BBVA Bancomer Pagarés Fobaproa/IPAB Millones de pesos	Pagarés con Pérdida Compartida			Pagarés sin Pérdida Compartida	Total
	Comercial	Hipotecario	Total		
Saldo de pagarés, bruto	74,165	24,915	99,080	31,923	**131,003**
Depósitos en cuentas de cheques	(13,595)	(5,362)	(18,957)	(1,376)	**(20,333)**
Saldo de pagarés, neto de depósitos	**60,570**	**19,553**	**80,123**	**30,547**	**110,670**
Pérdida compartida [1]	*(15,164)*	*(4,888)*	*(20,052)*		*(20,052)*
Esquema de incentivos	*(9,419)*	*0*	*(9,419)*		*(9,419)*
Reservas (pérdida compartida + esquema de incentivos)	**(24,583)**	**(4,888)**	**(29,471)**		**(29,471)**
Saldo de pagarés, neto de reservas	**35,987**	**14,665**	**50,652**	**30,547**	**81,199**

(1) En el caso de una nota por Ps. 312 millones, la pérdida compartida es de 30%.

Impuestos Diferidos

El saldo de impuestos diferidos disminuyó 3.8% u Ps. 821 millones en 2T04 y 12.1% o Ps. 2,878 millones interanualmente, por lo que al cierre de junio de 2004 el saldo fue de Ps. 20,931 millones, compuesto por un activo de Ps. 22,171 millones y un pasivo de Ps. 1,240 millones.

A junio de 2004, 47.4% del impuesto diferido activo proviene de reservas de crédito, 42.0% proviene de pérdidas fiscales de ejercicios anteriores, 0.5% de pérdidas fiscales en venta de acciones y 10.1% de otros conceptos diversos.

Deuda

La deuda total incrementó Ps. 2,461 millones de junio de 2003 a junio de 2004, por un incremento en la deuda de corto plazo de Ps. 7,582 millones, el cual fue mayor a la reducción en la deuda de largo plazo de Ps. 5,121 millones.

Grupo Financiero BBVA Bancomer Deuda Millones de pesos	Jun 2003	Sep 2003	Dic 2003	Mar 2004	Jun 2004	Dic-Mar 2003-2004	Mar-Jun 2004-2004	Mar-Jun 2003-2003	Jun-Jun 2003-2004
Exigibilidad inmediata	2,721	7,730	12,567	0	26,008	(100.0%)	n.a.	n.a.	n.a.
Créditos de corto plazo	33,182	37,991	32,208	34,738	17,477	7.9%	(49.7%)	217.5%	(47.3%)
Deuda de corto plazo	**35,903**	**45,721**	**44,775**	**34,738**	**43,485**	**(22.4%)**	**25.2%**	**243.5%**	**21.1%**
Créditos de largo plazo	18,281	15,657	13,073	14,231	16,054	8.9%	12.8%	(4.4%)	(12.2%)
Obligaciones subordinadas	5,407	5,617	5,427	5,181	2,513	(4.5%)	(51.5%)	(5.4%)	(53.5%)
Deuda de largo plazo	**23,688**	**21,274**	**18,500**	**19,412**	**18,567**	**4.9%**	**(4.4%)**	**(4.6%)**	**(21.6%)**
Deuda total	**59,591**	**66,995**	**63,275**	**54,150**	**62,052**	**(14.4%)**	**14.6%**	**68.9%**	**4.1%**

Capitalización

A junio de 2004, el índice total de capitalización del Negocio Bancario fue de 17.2% con un índice de capital básico de 15.6%, comparado con 18.2% y 16.2%, respectivamente, al mes de marzo de 2004.

Para Bancomer, el índice total incluyendo riesgo mercado, fue 15.3% con capital básico de 13.7%. Para Bancomer Servicios, el índice de capitalización total es de en 182.8%.

Negocio Bancario BBVA Bancomer Capitalización Millones de pesos	Junio 2003		Marzo 2004		Junio 2004	
Capital básico		31,313		40,265		43,530
Capital complementario		6,516		4,960		4,387
Capital total		37,829		45,225		47,917
Activos en riesgo	**188,832**	**249,268**	**184,138**	**248,199**	**194,996**	**279,307**
	Riesgo Crédito	Riesgo Crédito y Mdo.	Riesgo Crédito	Riesgo Crédito y Mdo.	Riesgo Crédito	Riesgo Crédito y Mdo.
Capital básico como % de los activos en riesgo	16.6%	12.6%	21.9%	16.2%	22.3%	15.6%
Capital complementario como % de los activos en riesgo	3.5%	2.6%	2.7%	2.0%	2.2%	1.6%
Indice de capitalización total	**20.0%**	**15.2%**	**24.6%**	**18.2%**	**24.6%**	**17.2%**

Negocio Bancario BBVA Bancomer Capitalización Millones de pesos	Bancomer Junio 2004		Bancomer Servicios Junio 2004	
Capital básico		37,974		5,556
Capital complementario		4,387		0
Capital neto		**42,361**		**5,556**
Activos en riesgo	**192,294**	**276,267**	**2,702**	**3,040**
	Riesgo Crédito	Riesgo Crédito y Mdo.	Riesgo Crédito	Riesgo Crédito y Mdo.
Capital básico como % de los activos en riesgo	19.7%	13.7%	205.6%	182.8%
Capital complementario como % de los activos en riesgo	2.3%	1.6%	0.0%	0.0%
Indice de capitalización total	**22.0%**	**15.3%**	**205.6%**	**182.8%**

Negocios No Bancarios

Los negocios no bancarios contribuyen de forma considerable a los resultados del Grupo ya que en los primeros seis meses de 2004 representan 18.4% de la utilidad neta.

Afore Bancomer

Afore Bancomer registró una utilidad neta de Ps. 109 millones en 2T04 y Ps. 436 millones en 6M04. A junio de 2004, Siefore Bancomer contaba con activos en administración por Ps. 89,873 millones, lo cual se traduce en un crecimiento de 8.8% al compararse con el mismo mes del año anterior, alcanzando una participación de mercado de 20.6%. Por su parte, el número de afiliados alcanzó 4.3 millones a junio de 2004.

Seguros Bancomer

Seguros Bancomer registró una utilidad neta de Ps. 106 millones en 2T04 y de Ps. 199 millones en 6M04. El total de primas emitidas a través de la red bancaria en el segundo trimestre de 2004 ascendió a Ps. 599 millones, 15.5% superior al mismo trimestre de 2003. De forma acumulada a junio de 2004, el monto de primas emitidas en la red fue de Ps. 1,205 millones, 11.3% mayor al del mismo período de 2003. La compañía mantiene el liderazgo en el mercado de bancaseguros con una participación por primas devengadas de 36.7% a marzo de 2004.

Pensiones Bancomer

Pensiones Bancomer reportó en 2T04 utilidad neta de Ps. 51 millones y en 6M04 de Ps. 98 millones. La compañía registró Ps. 11,217 millones de monto constitutivo, equivalente a una participación de mercado de 20.5% a junio de 2004.

Casa de Bolsa Bancomer

Casa de Bolsa Bancomer reportó utilidad neta para 2T04 de Ps. 52 millones, 30.0% mayor a la de 2T03, nuevamente impulsada por las operaciones de financiamiento corporativo en el mercado primario de bonos en México. En los primeros seis meses de 2004, la utilidad neta alcanzó Ps. 75 millones, un crecimiento de 44.2% comparado con 6M03.

Bancomer Transfer Services

Bancomer Transfer Services obtuvo una utilidad neta de Ps. 40 millones en 2T04 y de Ps. 70 millones en 6M04. El número de transacciones realizadas de enero a junio de 2004 ascendieron a 8.3 millones, 15.5% más que en el mismo período de 2003. Por su parte, los fondos transferidos fueron USD 3,080 millones durante ese lapso, 17.4% más que de enero a junio de 2003.

Bancomer Gestión

Bancomer Gestión reportó para 2T04 una utilidad de Ps. 25 millones y para 6M04 de Ps. 48 millones, 4.3% mayor a la de 6M03. Cuenta con activos en administración por Ps. 74,933 millones, ratificándose en el primer lugar en fondos de inversión de deuda con 23.2% de participación de mercado a junio de 2004.

Nota Técnica

Todas las cifras incluidas en este reporte están actualizadas a pesos (Ps.) de junio de 2004. Todos los crecimientos incluidos en este reporte son crecimientos en términos reales. Las cifras fueron convertidas de pesos nominales utilizando los siguientes factores de ajuste inflacionario con base en Unidades de Inversión (UDIs):

Inflación	2T 2003	3T 2003	4T 2003	1T 2004	2T 2004
Fin de período	3.271800	3.295959	3.352003	3.408507	3.411629
Factor de ajuste inflacionario	1.042738	1.035094	1.017788	1.000916	1.000000

Las conversiones de pesos nominales a dólares pueden obtenerse utilizando los siguientes tipos de cambio (tipo de cambio fix para solventar obligaciones pagaderas en moneda extranjera):

Tipo de cambio	2T 2003	3T 2003	4T 2003	1T 2004	2T 2004	6M 2003	6M 2004
Fin de período	10.4370	11.0133	11.2372	11.1748	11.5258	10.4370	11.5258
Promedio	10.3582	10.8617	11.2294	11.0856	11.4499	10.6338	11.2678

Ciertas cantidades y porcentajes incluidos en este documento han sido objeto de ajustes por redondeo. Consecuentemente, las cifras presentadas en diferentes tablas pueden variar ligeramente y es posible que las cifras que aparezcan como total en ciertas tablas no sean una suma aritmética de las cifras que les preceden.

Los estados financieros incluidos en este reporte consolidados con los de las entidades financieras y demás sociedades que forman parte del Grupo Financiero que son susceptibles de consolidarse, se formulan de conformidad con los Criterios de Contabilidad para Sociedades Controladoras de Grupos Financieros, emitidos por la Comisión Nacional Bancaria y de Valores (CNBV) con fundamento en lo dispuesto por el artículo 30 de la Ley para Regular las Agrupaciones Financieras, de observancia general y obligatoria, aplicados de manera consistente con los últimos estados financieros anuales, encontrándose reflejadas las operaciones efectuadas por la sociedad controladora y las entidades financieras y demás sociedades que forman parte del Grupo Financiero que son susceptibles de consolidarse hasta la fecha mencionada, las cuales se realizaron y valuaron con apego a sanas prácticas y a las disposiciones legales y administrativas aplicables.

Siguiendo las reglas de la circular 1489 de la CNBV, los estados financieros de Grupo Financiero BBVA Bancomer han sido preparados en forma consolidada. Las compañías consolidadas incluyen: Bancomer, Bancomer Servicios, Casa de Bolsa Bancomer, GFB Servicios, Bancomer Servicios Administrativos y Bancomer Gestión.

Los estados financieros del Negocio Bancario han sido preparados, de conformidad con la circular 1488, también en base consolidada. Las subsidiarias consolidadas son: Desitel Tecnología y Sistemas, Aerocer, Mercury Trust, BBVA Bancomer Financial Holdings (Bancomer Foreign Exchange, Bancomer Payment Services, Bancomer Financial Services, Bancomer Transfer Services), Afore Bancomer y Opción Volcán.

La información financiera contenida en este reporte está basada en estados financieros no auditados de GFBB y cada una de sus subsidiarias y ha sido preparada de acuerdo con las reglas y principios contables establecidos por las autoridades regulatorias mexicanas.

GFBB calcula el ROAE como utilidad neta anual o trimestral anualizada dividida entre el promedio de la observación inicial y final del capital contable del período.

Grupo Financiero BBVA Bancomer

- Balance General Consolidado
- Cuentas de Orden Consolidado
- Estado de Resultados Consolidado
- Estado de Cambios en la Situación Financiera Consolidado
- Estado de Variaciones en el Capital Contable Consolidado

Negocio Bancario

- Balance General
- Cuentas de Orden
- Estado de Resultados
- Notas Condensadas

GRUPO FINANCIERO BBVA BANCOMER Y SUBSIDIARIAS
BALANCE GENERAL CONSOLIDADO

Expresado en moneda de poder adquisitivo de junio de 2004

Grupo Financiero BBVA Bancomer Activo Millones de pesos	Jun 2003	Sep 2003	Dic 2003	Mar 2004	Jun 2004
Disponibilidades	63,087	82,928	71,955	82,500	76,628
Inversiones en valores	**100,266**	**102,289**	**125,642**	**98,968**	**119,852**
Títulos para negociar	58,482	53,325	80,570	54,905	61,494
Títulos disponibles para la venta	4,910	6,106	2,635	2,726	16,849
Títulos conservados a vencimiento	36,874	42,858	42,437	41,337	41,509
Operaciones con valores y derivadas	**164**	**334**	**103**	**566**	**1,123**
Saldos deudores en operaciones de reporto	120	281	73	235	219
Operaciones con instrumentos financieros y derivados	33	39	29	321	892
Valores no asignados por liquidar	11	14	1	10	12
Cartera de crédito vigente	**245,069**	**246,691**	**255,549**	**250,528**	**257,671**
Crédito comercial	67,845	67,326	70,947	67,764	72,487
Crédito a entidades financieras	1,497	1,593	613	935	915
Crédito al consumo	22,420	23,870	25,577	26,971	30,564
Crédito a la vivienda	38,615	38,078	37,489	36,734	36,495
Crédito a entidades gubernamentales	31,985	33,311	39,596	37,602	36,011
Crédito al FOBAPROA o IPAB	82,707	82,513	81,327	80,522	81,199
Cartera de crédito vencida	**11,485**	**9,674**	**6,555**	**6,076**	**5,314**
Crédito comercial	3,915	2,512	1,300	1,260	775
Crédito a entidades financieras	1	2	2	2	2
Crédito al consumo	1,243	1,387	1,356	1,091	1,125
Crédito a la vivienda	6,326	5,773	3,897	3,723	3,412
Total cartera de crédito, bruta	**256,554**	**256,365**	**262,104**	**256,604**	**262,985**
Estimación preventiva para riesgos crediticios	(12,533)	(11,580)	(9,612)	(9,109)	(8,583)
Total cartera de crédito, neta	**244,021**	**244,785**	**252,492**	**247,495**	**254,402**
Otras cuentas por cobrar, neto	6,202	6,553	7,560	6,777	12,557
Bienes adjudicados, neto	3,316	3,069	2,651	2,586	2,519
Inmuebles, mobiliario y equipo, neto	15,209	14,942	14,892	14,846	14,626
Inversiones permanentes en acciones	3,771	3,710	4,385	4,296	4,455
Impuestos diferidos, neto	23,809	23,138	22,684	21,752	20,931
Otros activos	**6,320**	**6,141**	**6,244**	**6,128**	**6,013**
Crédito mercantil	5,054	4,981	4,908	4,834	4,761
Otros activos, cargos diferidos e intangibles	1,266	1,160	1,336	1,294	1,252
TOTAL ACTIVO	**466,165**	**487,889**	**508,608**	**485,914**	**513,106**

Con autorización de la Comisión Nacional Bancaria y de Valores (CNBV) se traspasaron de "Títulos para negociar" a "Títulos disponibles para la venta" los siguientes títulos de deuda:

Emisor	Tasa / Emisión	Número de títulos	Apertura mes de mayo 04 Valor razonable por título	Efectos de Valuación	Cierre mes de junio 04 Valor razonable por título
Eurobonos en USD					
Fecha valor de la transferencia: 1o de mayo de 2004					
UMS	11.3750	80,000	1,405.0000	(96,000.00)	1,403.8000
UMS	7.5000	50,000	1,096.3000	(1,165,000.00)	1,073.0000
UMS	9.8750	69,000	1,228.3000	(1,780,200.00)	1,202.5000
UMS	10.3750	180,000	1,231.3000	(4,320,000.00)	1,207.3000
UMS	8.6250	206,390	1,156.3000	(5,737,642.00)	1,128.5000
UMS	4.6250	67,000	1,007.0000	(1,306,500.00)	987.5000
UMS	9.8750	157,000	1,165.5000	(3,925,000.00)	1,140.5000
UMS	8.5000	39,000	1,096.3000	(655,200.00)	1,079.5000
Pemex	9.1250	36,500	1,170.0000	(773,800.00)	1,148.8000
Eurobonos en Euros					
Fecha valor de la transferencia: 1o de mayo de 2004					
Pemex	6.6250	25,000	1,058.9000	(130,000.00)	1,053.7000
Bonos Tasa Fija en M.N.					
Fecha valor de la transferencia: 27 de mayo de 2004					
Gobierno Federal	M0110714	29,575,718	111.0599	(71,263,919.70)	109.1226
Gobierno Federal	M0121220	5,800,000	98.9067	(15,929,912.25)	96.9852
Gobierno Federal	M0131219	260,000	90.6987	(553,215.10)	89.3043

GRUPO FINANCIERO BBVA BANCOMER Y SUBSIDIARIAS
BALANCE GENERAL CONSOLIDADO (Continuación)
Expresado en moneda de poder adquisitivo de junio de 2004

Grupo Financiero BBVA Bancomer Pasivo y Capital Millones de pesos	Jun 2003	Sep 2003	Dic 2003	Mar 2004	Jun 2004
Captación tradicional	**334,679**	**330,786**	**367,580**	**348,467**	**366,859**
Depósitos de exigibilidad inmediata	152,685	152,185	183,023	172,609	182,975
Depósitos a plazo	181,994	178,601	184,557	175,858	183,884
Préstamos interbancarios y de otros organismos	**54,184**	**61,378**	**57,848**	**48,969**	**59,539**
De exigibilidad inmediata	2,721	7,730	12,567	0	26,008
De corto plazo	33,182	37,991	32,208	34,738	17,477
De largo plazo	18,281	15,657	13,073	14,231	16,054
Operaciones con valores y derivadas	**704**	**1,719**	**2,041**	**2,866**	**3,967**
Saldos acreedores en operaciones de reporto	210	260	412	235	138
Valores a entregar en operaciones de préstamo	12	1,133	919	878	2,739
Operaciones con instrumentos financieros y derivados	477	315	710	1,745	1,071
Valores no asignados por liquidar	5	11	0	8	19
Otras cuentas por pagar	**6,792**	**21,701**	**7,049**	**9,801**	**7,526**
ISR Y PTU por pagar	347	545	554	713	282
Acreedores diversos y otras cuentas por pagar	6,445	21,156	6,495	9,088	7,244
Obligaciones subordinadas en circulación	**5,407**	**5,617**	**5,427**	**5,181**	**2,513**
Créditos diferidos	**49**	**47**	**40**	**48**	**50**
Otros créditos diferidos	49	47	40	48	50
TOTAL PASIVO	**401,815**	**421,248**	**439,985**	**415,332**	**440,454**
Capital contribuido	**43,327**	**43,327**	**43,326**	**43,326**	**41,943**
Capital social	8,022	8,022	8,022	8,022	8,210
Prima en venta de acciones	35,305	35,305	35,304	35,304	33,733
Capital ganado	**15,176**	**17,115**	**19,058**	**21,061**	**24,317**
Reservas de capital	6,546	6,547	6,547	6,547	242
Resultado de ejercicios anteriores	7,045	7,045	7,045	14,835	20,314
Resultado por valuación de títulos disponibles para la venta	(285)	(278)	(547)	(416)	0
Resultado por tenencia de activos no monetarios	(1,878)	(1,841)	(1,776)	(1,834)	(279)
Resultado neto	3,748	5,642	7,789	1,929	4,040
Total capital contable mayoritario	**58,503**	**60,442**	**62,384**	**64,387**	**66,260**
Interés minoritario en subsidiarias	405	499	520	603	629
Interes minoritario en notas de capital	5,442	5,700	5,719	5,592	5,763
TOTAL CAPITAL CONTABLE	**64,350**	**66,641**	**68,623**	**70,582**	**72,652**
TOTAL PASIVO Y CAPITAL CONTABLE	**466,165**	**487,889**	**508,608**	**485,914**	**513,106**

GRUPO FINANCIERO BBVA BANCOMER Y SUBSIDIARIAS
BALANCE GENERAL CONSOLIDADO (Cuentas de Orden)

Expresado en moneda de poder adquisitivo de junio de 2004

Grupo Financiero BBVA Bancomer
Cuentas de orden
Millones de pesos

OPERACIONES POR CUENTA DE TERCEROS		**OPERACIONES POR CUENTA PROPIA**	
Clientes cuentas corrientes	**4,472**	**Cuentas de riesgo propias**	**505,878**
Bancos de clientes	5	Avales otorgados	19
Liquidación de operaciones de clientes	4,467	Otras obligaciones contingentes	2,528
Premios de clientes	0	Apertura de créditos irrevocables	11,559
Valores de clientes	**202,965**	Bienes en fideicomiso o mandato	385,063
Valores de clientes recibidos en custodia	202,935	Bienes en custodia o en administración	68,817
Valores y documentos recibidos en garantía	30	Montos comprometidos en operaciones con FOBAPROA/IPAB	37,046
Operaciones por cuenta de clientes	**468**	Valores de la sociedad entregados en custodia	543
Operaciones de reporto de clientes	459	Valores gubernamentales de la sociedad entregados en custodia	323
Títulos dados en préstamo (prestamista)	0	Liquidacion con Divisas de las Sociedades en el Extranjero	(20)
Operaciones de compra (precio de la opción)	9	Valores de la sociedad entregados en garantía	0
Operaciones de banca de inversión por cuenta de terceros (neto)	42,407	**Operaciones de reporto**	**82**
Totales por cuenta de terceros	**250,312**	Títulos a recibir por reporto	131,312
Capital social histórico	1,020	(Menos) Acreedores por reporto	(131,164)
		Deudores por reporto	92,685
		(Menos) Títulos a entregar por reporto	(92,751)
		Total por cuenta propia	**505,960**
		Acciones entregadas en custodia	18,021,962,908

GRUPO FINANCIERO BBVA BANCOMER Y SUBSIDIARIAS
ESTADO DE RESULTADOS CONSOLIDADO

Expresado en moneda de poder adquisitivo de junio de 2004

Grupo Financiero BBVA Bancomer **Estado de resultados** Millones de pesos	**2T 2003**	**3T 2003**	**4T 2003**	**1T 2004**	**2T 2004**
Ingesos por intereses	12,751	11,182	12,344	12,000	12,273
Gastos por intereses	(7,336)	(6,087)	(6,837)	(6,640)	(6,136)
Margen financiero antes de resultado por posición monetaria	**5,415**	**5,095**	**5,507**	**5,360**	**6,137**
Resultado por posición monetaria	40	19	(3)	(91)	(6)
Margen financiero	**5,455**	**5,114**	**5,504**	**5,269**	**6,131**
Estimación preventiva para riesgos crediticios	(1,119)	(1,116)	(613)	(836)	(600)
Margen financiero ajustado por riesgos crediticios	**4,336**	**3,998**	**4,891**	**4,433**	**5,531**
Ingreso no financiero	**3,956**	**3,843**	**3,860**	**3,803**	**2,718**
Comisiones y tarifas cobradas	3,738	4,451	4,089	4,205	4,123
Comisiones y tarifas pagadas	(561)	(618)	(688)	(643)	(663)
Comisiones y tarifas, neto	**3,177**	**3,833**	**3,401**	**3,562**	**3,460**
Resultado por intermediación	779	10	459	241	(742)
Ingresos totales de la operación	**8,292**	**7,841**	**8,751**	**8,236**	**8,249**
Gastos de administración y promoción	(4,749)	(4,795)	(4,988)	(4,700)	(5,013)
Resultado de la operación	**3,543**	**3,046**	**3,763**	**3,536**	**3,236**
Otros productos (gastos), neto	(375)	(24)	(837)	(346)	27
Resultado por posición monetaria	(218)	(122)	(203)	(298)	(16)
Resultado antes de impuesto sobre la renta y participación de los trabajadores en la utilidad	**2,950**	**2,900**	**2,723**	**2,892**	**3,247**
ISR y PTU causado	(119)	(217)	(102)	(218)	(85)
ISR Y PTU diferido	(890)	(724)	(668)	(738)	(984)
Resultado antes de participación en el resultado de subsidiarias y asociadas	**1,941**	**1,959**	**1,953**	**1,936**	**2,178**
Participación en el resultado de subsidiarias y asociadas	41	29	215	75	(40)
Resultado por operaciones continuas	**1,982**	**1,988**	**2,168**	**2,011**	**2,138**
Utilidad neta antes de interés minoritario	**1,982**	**1,988**	**2,168**	**2,011**	**2,138**
Interés minoritario	(39)	(94)	(21)	(82)	(27)
Utilidad neta	**1,943**	**1,894**	**2,147**	**1,929**	**2,111**

GRUPO FINANCIERO BBVA BANCOMER Y SUBSIDIARIAS
ESTADO DE CAMBIOS EN LA SITUACION FINANCIERA CONSOLIDADO
DEL 1 DE ENERO AL 30 DE JUNIO DE 2004

Expresado en moneda de poder adquisitivo de junio de 2004

Grupo Financiero BBVA Bancomer Estado de cambios en la situación financiera Millones de pesos	
Actividades de operación	
Resultado antes de interés minoritario	4,149
Más (menos) cargos (créditos) a resultados que no requirieron (generaron) recursos	0
Resultados por valuación a valor razonable	(1,026)
Estimación preventiva para riesgos crediticios	1,436
Depreciación y amortización	830
Impuestos diferidos	1,722
Provisión para obligaciones diversas	78
Participación en el resultado de subsidiarias y asociadas	(35)
	7,154
Disminución (aumento) de partidas relacionadas con la operación	0
Disminución (aumento) en captación tradicional	(720)
Disminución de cartera de crédito	(3,346)
Disminución (aumento) en operaciones de tesoreria (inversiones en valores y operaciones con valores)	7,151
Disminución en operaciones con instrumentos financieros derivados con fines de negociación	254
Aumento en préstamos interbancarios y de otros organismos	1,691
Recursos generados por la operación	**12,184**
Actividades de financiamiento	
Obligaciones subordinadas en circulación	(2,914)
Pago de dividendos en efectivo de AFORE Bancomer (cap.minoritario)	0
Capital contable	22
Interés minoritario en emisión de notas de capital	44
Recursos (utilizados) generados en actividades de financiamiento	**(2,848)**
Actividades de Inversión	
Adiciones de activo fijo, neto de retiros	(476)
Disminución en inversiones permanentes en acciones	136
Disminución en bienes adjudicados	132
Otros activos, otros pasivos, cargos y créditos diferidos, neto	(4,455)
Recursos (utilizados) generados en actividades de inversión	**(4,663)**
Aumento de efectivo y equivalentes	4,673
Efectivo y equivalentes al principio del período	71,955
Efectivo y equivalentes al final del período	**76,628**

GRUPO FINANCIERO BBVA BANCOMER Y SUBSIDIARIAS
ESTADO DE VARIACIONES EN EL CAPITAL CONTABLE CONSOLIDADO
DEL 1 DE ENERO AL 30 DE JUNIO DE 2004

Expresado en moneda de poder adquisitivo de junio de 2004

Grupo Financiero BBVA Bancomer
Estado de variaciones en el capital contable
Millones de pesos

	CAPITAL CONTABLE MAYORITARIO											
	Capital Contribuido		Capital Ganado									
	Capital social	Prima en venta de acciones	Reservas de capital	Resultado ejercicios anteriores	Resultado valuación de títulos	Resultado conversión operaciones extranjeras	Insuficiencia actualización capital contable	Resultado tenencia activos no monetarios	Resultado neto	Interés minoritario subsidiarias	Interés minoritario notas de capital	Total capital contable
Saldos al 31 de diciembre de 2003	**8,022**	**35,304**	**6,547**	**7,045**	**(547)**			**(1,776)**	**7,789**	**520**	**5,719**	**68,623**
Movimientos inherentes a decisiones de accionistas												
Capital mayoritario												
Traspaso del resultado del ejercicio 2003				7,789					(7,789)			
Capitalización de la actualización	188	(1,571)	(291)	(534)				2,208				
Traspaso del resultado por valuación de DPVs al resultado por tenencia de activos no monetarios					394			(394)				
Cancelación de la reserva para compra de acciones			(6,014)	6,014								
Pago de dividendos Afore Bancomer												
Total	**188**	**(1,571)**	**(6,305)**	**13,269**	**394**			**1,814**	**(7,789)**			
Movimientos inherentes al reconocimiento de la utilidad integral												
Resultado del ejercicio									4,040	109		4,149
Erosión monetaria de notas de capital											44	44
Resultado por tenencia de activos no monetarios								(317)				(317)
Resultado por valuación de títulos disponibles para la venta					153							153
Reclasificación del resultado por conversión de subs. extranjeras												
Reclasificación del resultado por posición monetaria de títulos disponibles para la venta												
Total					**153**			**(317)**	**4,040**	**109**	**44**	**4,029**
Saldos al 30 de junio de 2004	**8,210**	**33,733**	**242**	**20,314**				**(279)**	**4,040**	**629**	**5,763**	**72,652**

NEGOCIO BANCARIO CON SUBSIDIARIAS
BALANCE GENERAL

Expresado en moneda de poder adquisitivo de junio de 2004

Negocio Bancario BBVA Bancomer Activo Millones de pesos	Jun 2003	Sep 2003	Dic 2003	Mar 2004	Jun 2004
Disponibilidades	63,020	82,849	71,867	82,413	76,598
Inversiones en valores	**100,038**	**101,547**	**125,004**	**98,431**	**119,346**
Títulos para negociar	58,254	52,583	79,932	54,368	60,988
Títulos disponibles para la venta	4,910	6,106	2,635	2,726	16,849
Títulos conservados a vencimiento	36,874	42,858	42,437	41,337	41,509
Operaciones con valores y derivadas	**164**	**334**	**103**	**566**	**1,119**
Saldos deudores en operaciones de reporto	120	281	73	235	219
Operaciones con instrumentos financieros y derivados	33	39	29	321	888
Valores no asignados por liquidar	11	14	1	10	12
Cartera de crédito vigente	**245,075**	**246,697**	**255,555**	**250,534**	**257,677**
Crédito comercial	67,845	67,326	70,947	67,764	72,487
Crédito a entidades financieras	1,497	1,593	613	935	915
Crédito al consumo	22,420	23,870	25,577	26,971	30,564
Crédito a la vivienda	38,621	38,084	37,495	36,740	36,501
Crédito a entidades gubernamentales	31,985	33,311	39,596	37,602	36,011
Crédito al FOBAPROA o IPAB	82,707	82,513	81,327	80,522	81,199
Cartera de crédito vencida	**11,485**	**9,674**	**6,555**	**6,076**	**5,314**
Crédito comercial	3,915	2,512	1,300	1,260	775
Crédito a entidades financieras	1	2	2	2	2
Crédito al consumo	1,243	1,387	1,356	1,091	1,125
Crédito a la vivienda	6,326	5,773	3,897	3,723	3,412
Total cartera de crédito, bruta	**256,560**	**256,371**	**262,110**	**256,610**	**262,991**
Estimación preventiva para riesgos crediticios	(12,533)	(11,580)	(9,612)	(9,109)	(8,583)
Total cartera de crédito, neta	**244,027**	**244,791**	**252,498**	**247,501**	**254,408**
Otras cuentas por cobrar, neto	6,009	6,342	7,456	6,484	12,416
Bienes adjudicados, neto	3,316	3,069	2,651	2,586	2,519
Inmuebles, mobiliario y equipo, neto	15,194	14,926	14,873	14,827	14,609
Inversiones permanentes en acciones	2,220	2,032	2,520	2,494	2,463
Impuestos diferidos, neto	23,590	22,937	22,496	21,585	20,786
Otros activos	**2,928**	**2,799**	**2,948**	**2,882**	**2,816**
Crédito mercantil	1,669	1,646	1,621	1,597	1,574
Otros activos, cargos diferidos e intangibles	1,259	1,153	1,327	1,285	1,242
TOTAL ACTIVO	**460,506**	**481,626**	**502,416**	**479,769**	**507,080**

Con autorización de la Comisión Nacional Bancaria y de Valores (CNBV) se traspasaron de "Títulos para negociar" a "Títulos disponibles para la venta" los siguientes títulos de deuda:

Emisor	Tasa / Emisión	Número de títulos	Apertura mes de mayo 04 Valor razonable por título	Efectos de Valuación	Cierre mes de junio 04 Valor razonable por título
Eurobonos en USD					
Fecha valor de la transferencia: 1o de mayo de 2004					
UMS	11.3750	80,000	1,405.0000	(96,000.00)	1,403.8000
UMS	7.5000	50,000	1,096.3000	(1,165,000.00)	1,073.0000
UMS	9.8750	69,000	1,228.3000	(1,780,200.00)	1,202.5000
UMS	10.3750	180,000	1,231.3000	(4,320,000.00)	1,207.3000
UMS	8.6250	206,390	1,156.3000	(5,737,642.00)	1,128.5000
UMS	4.6250	67,000	1,007.0000	(1,306,500.00)	987.5000
UMS	9.8750	157,000	1,165.5000	(3,925,000.00)	1,140.5000
UMS	8.5000	39,000	1,096.3000	(655,200.00)	1,079.5000
Pemex	9.1250	36,500	1,170.0000	(773,800.00)	1,148.8000
Eurobonos en Euros					
Fecha valor de la transferencia: 1o de mayo de 2004					
Pemex	6.6250	25,000	1,058.9000	(130,000.00)	1,053.7000
Bonos Tasa Fija en M.N.					
Fecha valor de la transferencia: 27 de mayo de 2004					
Gobierno Federal	M0110714	29,575,718	111.0599	(71,263,919.70)	109.1226
Gobierno Federal	M0121220	5,800,000	98.9067	(15,929,912.25)	96.9852
Gobierno Federal	M0131219	260,000	90.6987	(553,215.10)	89.3043

NEGOCIO BANCARIO CON SUBSIDIARIAS
BALANCE GENERAL (Continuación)

Expresado en moneda de poder adquisitivo de junio de 2004

Negocio Bancario BBVA Bancomer Pasivo y Capital Millones de pesos	Jun 2003	Sep 2003	Dic 2003	Mar 2004	Jun 2004
Captación tradicional	**336,626**	**332,287**	**369,202**	**350,240**	**368,935**
Depósitos de exigibilidad inmediata	152,690	152,194	183,048	172,615	182,984
Depósitos a plazo	183,936	180,093	186,154	177,625	185,951
Préstamos interbancarios y de otros organismos	**54,184**	**61,378**	**57,848**	**48,969**	**59,539**
De exigibilidad inmediata	2,721	7,730	12,567	0	26,008
De corto plazo	33,182	37,991	32,208	34,738	17,477
De largo plazo	18,281	15,657	13,073	14,231	16,054
Operaciones con valores y derivadas	**704**	**1,719**	**2,041**	**2,866**	**3,967**
Saldos acreedores en operaciones de reporto	210	260	412	235	138
Valores a entregar en operaciones de préstamo	12	1,133	919	878	2,739
Operaciones con instrumentos financieros y derivados	477	315	710	1,745	1,071
Valores no asignados por liquidar	5	11	0	8	19
Otras cuentas por pagar	**7,409**	**22,304**	**7,692**	**10,403**	**8,122**
ISR Y PTU por pagar	315	501	548	698	255
Acreedores diversos y otras cuentas por pagar	7,094	21,803	7,144	9,705	7,867
Obligaciones subordinadas en circulación	**5,407**	**5,617**	**5,427**	**5,181**	**2,513**
Créditos diferidos	**49**	**47**	**40**	**48**	**50**
Otros créditos diferidos	49	47	40	48	50
TOTAL PASIVO	**404,379**	**423,352**	**442,250**	**417,707**	**443,126**
Capital contribuido	**33,007**	**33,008**	**33,008**	**33,007**	**33,888**
Capital social	17,266	17,266	17,266	17,266	18,847
Prima en venta de acciones	15,741	15,742	15,742	15,741	15,041
Capital ganado	**17,273**	**19,067**	**20,919**	**22,860**	**23,674**
Reservas de capital	4,403	4,403	4,404	4,404	4,921
Resultado de ejercicios anteriores	9,561	9,560	9,560	16,909	15,622
Resultado por valuación de títulos disponibles para la venta	(234)	(245)	(546)	(412)	(733)
Resultado por tenencia de activos no monetarios	22	69	153	94	59
Resultado neto	3,521	5,280	7,348	1,865	3,805
Total capital contable mayoritario	**50,280**	**52,075**	**53,927**	**55,867**	**57,562**
Interés minoritario en subsidiarias	405	499	520	602	629
Interes minoritario en notas de capital	5,442	5,700	5,719	5,593	5,763
TOTAL CAPITAL CONTABLE	**56,127**	**58,274**	**60,166**	**62,062**	**63,954**
TOTAL PASIVO Y CAPITAL CONTABLE	**460,506**	**481,626**	**502,416**	**479,769**	**507,080**

NEGOCIO BANCARIO CON SUBSIDIARIAS
BALANCE GENERAL (Cuentas de Orden)
Expresado en moneda de poder adquisitivo de junio de 2004

Negocio Bancario Cuentas de Orden Millones de pesos	
OPERACIONES POR CUENTA PROPIA	
Avales otorgados	19
Otras obligaciones contingentes	2,528
Apertura de créditos irrevocables	11,559
Bienes en fideicomiso o mandato	385,063
Bienes en custodia o en administración	68,817
Montos comprometidos en operaciones con FOBAPROA/IPAB	37,046
Operaciones de banca de inversión por cuenta de terceros (neto)	42,407
	547,439
Operaciones de reporto	**82**
Títulos a recibir por reporto	131,312
(Menos) Acreedores por reporto	(131,164)
Deudores por reporto	92,685
(Menos) Títulos a entregar por reporto	(92,751)

NEGOCIO BANCARIO CON SUBSIDIARIAS
BALANCE GENERAL

Expresado en moneda de poder adquisitivo de junio de 2004

Millones de pesos	Bancomer	Bancomer Servicios
Disponibilidades	76,598	10
Inversiones en valores	**114,584**	**4,762**
Títulos para negociar	56,380	4,607
Títulos disponibles para la venta	16,695	155
Títulos conservados a vencimiento	41,509	0
Operaciones con valores y derivados	**1,119**	**38**
Saldos deudores en operaciones de reportos	219	38
Operaciones con instrumentos derivados	888	0
Valores no asignados por liquidar	12	0
Cartera de crédito vigente	**257,677**	**0**
Créditos comerciales	72,487	0
Créditos a entidades financieras	915	0
Créditos al consumo	30,564	0
Créditos a la vivienda	36,501	0
Créditos a entidades gubernamentales	36,011	0
Créditos al Fobaproa o al IPAB	81,199	0
Cartera de crédito vencida	**5,314**	**0**
Créditos comerciales	775	0
Créditos a entidades financieras	2	0
Créditos al consumo	1,125	0
Créditos a la vivienda	3,412	0
Total Cartera de crédito (bruta)	**262,991**	**0**
Estimación preventiva para riesgos crediticios	(8,583)	0
Total Cartera de crédito (neta)	**254,408**	**0**
Otras cuentas por cobrar (neto)	12,341	321
Inmuebles, mobiliario y equipo (neto)	14,539	70
Bienes adjudicados	2,315	204
Inversiones permanentes en acciones	2,435	28
Impuestos diferidos (neto)	18,727	2,059
Otros activos	**2,816**	**0**
Otros activos, cargos diferidos e intangibles	1,242	0
Crédito mercantil	1,574	0
TOTAL ACTIVO	**499,882**	**7,492**
Captación	**368,945**	**0**
Depósitos de exigibilidad inmediata	182,994	0
Depósitos a plazo	185,951	0
Préstamos interbancarios y de otros organismos	**59,539**	**0**
De exigibilidad inmediata	26,008	0
De corto plazo	17,477	0
De largo plazo	16,054	0
Operaciones con valores y derivados	**4,005**	**0**
Saldos acreedores en operaciones de reporto	176	0
Valores a entregar en operaciones de préstamo	2,739	0
Operaciones con instrumentos derivados	1,071	0
Valores no asignados por liquidar	19	0
Otras cuentas por pagar	**7,403**	**965**
ISR y PTU por pagar	255	0
Acreedores diversos y otras cuentas por pagar	7,148	965
Obligaciones subordinadas en circulación	**2,513**	**0**
Créditos diferidos	**27**	**23**
TOTAL PASIVO	**442,432**	**988**
Capital contribuido	**29,318**	**4,570**
Capital social	14,301	4,546
Prima en suscripción de acciones	15,017	24
Capital ganado	**21,740**	**1,934**
Reservas de capital	4,371	550
Resultado de ejercicios anteriores	14,730	892
Resultado por valuación de títulos disponibles para la venta	(733)	0
Resultado por tenencia de activos no monetarios	59	0
Resultado neto	3,313	492
Capital contable mayoritario	**51,058**	**6,504**
Interés minoritario de subsidiarias	629	0
Interés minoritario de notas de capital	5,763	0
TOTAL CAPITAL CONTABLE	**57,450**	**6,504**

NEGOCIO BANCARIO CON SUBSIDIARIAS
ESTADO DE RESULTADOS

Expresado en moneda de poder adquisitivo de junio de 2004

Negocio Bancario BBVA Bancomer Estado de resultados Millones de pesos	2T 2003	3T 2003	4T 2003	1T 2004	2T 2004
Ingesos por intereses	12,735	11,186	12,335	11,994	12,269
Gastos por intereses	(7,368)	(6,118)	(6,857)	(6,667)	(6,168)
Margen financiero antes de resultado por posición monetaria	**5,367**	**5,068**	**5,478**	**5,327**	**6,101**
Resultado por posición monetaria	46	35	35	(53)	(5)
Margen financiero	**5,413**	**5,103**	**5,513**	**5,274**	**6,096**
Estimación preventiva para riesgos crediticios	(1,119)	(1,116)	(613)	(836)	(600)
Margen financiero ajustado por riesgos crediticios	**4,294**	**3,987**	**4,900**	**4,438**	**5,496**
Ingreso no financiero	**3,810**	**3,662**	**3,703**	**3,633**	**2,561**
Comisiones y tarifas cobradas	3,612	4,286	3,941	4,049	3,961
Comisiones y tarifas pagadas	(579)	(624)	(693)	(656)	(660)
Comisiones y tarifas, neto	**3,033**	**3,662**	**3,248**	**3,393**	**3,301**
Resultado por intermediación	777	0	455	240	(740)
Ingresos totales de la operación	**8,104**	**7,649**	**8,603**	**8,071**	**8,057**
Gastos de administración y promoción	(4,675)	(4,704)	(4,915)	(4,628)	(4,950)
Resultado de la operación	**3,429**	**2,945**	**3,688**	**3,443**	**3,107**
Otros productos (gastos), neto	(362)	(20)	(816)	(320)	24
Resultado por posición monetaria	(218)	(114)	(188)	(285)	(14)
Resultado antes de impuesto sobre la renta y participación de los trabajadores en la utilidad	**2,849**	**2,811**	**2,684**	**2,838**	**3,117**
ISR y PTU causado	(88)	(214)	(87)	(198)	(68)
ISR Y PTU diferido	(892)	(686)	(654)	(717)	(963)
Resultado antes de participación en el resultado de subsidiarias y asociadas	**1,869**	**1,911**	**1,943**	**1,923**	**2,086**
Participación en el resultado de subsidiarias y asociadas	(24)	(58)	146	24	(119)
Resultado por operaciones continuas	**1,845**	**1,853**	**2,089**	**1,947**	**1,967**
Utilidad neta antes de interés minoritario	**1,845**	**1,853**	**2,089**	**1,947**	**1,967**
Interés minoritario	(40)	(94)	(21)	(82)	(27)
Utilidad neta	**1,805**	**1,759**	**2,068**	**1,865**	**1,940**

Apéndice

1. Operaciones con Valores y Derivados

1.1 Saldos Deudores y Acreedores en Operaciones de Reportos

Grupo Financiero BBVA Bancomer
Operaciones de reportos
Millones de pesos

	Gubernamental	Bancario	Total
Títulos a recibir	158,110	5,121	**163,231**
Acreedores por reporto	(158,249)	(5,120)	**(163,369)**
Títulos a entregar	(124,670)	0	**(124,670)**
Deudores por reporto	124,890	0	**124,890**

1.2 Operaciones con Instrumentos Financieros Derivados

Fines de Negociación

Futuros*		
Subyacente	**Compra**	**Venta**
USD	202	655
Euro	44	-
MXN	473	-
JY	-	-
T BILL	-	6,420
M10	-	-
TIIE	61,079	288,471
Cetes	6,650	-
IPC	35	55
Bono M10	-	21
Acciones	-	3

Contratos Adelantados		
Subyacente	**Compra**	**Venta**
USD *	87,783	113,883
Otras divisas	-	32
Acciones	16	-
TIIE **	-	-
Libor **	-	-

Opciones **				
	Call		**Put**	
Subyacente	**Emitidas**	**Compradas**	**Emitidas**	**Compradas**
USD	1,599	1,729	1,037	1,095
ADRs	-	91	-	-
Acciones	-	-	-	-
IPC	51	36	16	-
Warrant (IPC)	354	156	-	-
Warrant (Acciones)	117	-	-	-
Tasa de interes	806	-	-	-
Opciones sobre futuros	70	-	-	70
Swaption	-	-	2,305	-

Swaps de Divisas *		
Divisa	**Por recibir**	**A entregar**
MXN	14,729	22,913
USD	32,321	16,832
UDI	1,767	7,901
JPY	878	878
Euro	-	350

Swaps de Tasa de Interés **	
MXN	397,655
USD	16,082
UDI	-

Swaps de Acciones	
Acciones	5

** Monto contratado en millones de pesos*

*** Monto de referencia en millones de pesos*

Fines de Cobertura

	Opciones **			
	Call		Put	
Subyacente	Emitidas	Compradas	Emitidas	Compradas
USD	-	-	-	-
Tasas de interés	-	76	-	-

Swaps de Divisas *		
Divisa	Por recibir	A entregar
MXN	24,219	-
USD	304	24,901
JPY	-	173
EURO	-	1,055

Swaps de Tasa de Interés **	
MXN	30,750
USD	2,881
UDI	108

** Monto contratado en millones de pesos*

*** Monto de referencia en millones de pesos*

2. Valor en Riesgo

2.1 Títulos para Negociar

Grupo Financiero BBVA Bancomer Valor en riesgo de títulos para negociar Millones de pesos	2T 2003	1T 2004	2T 2004
VeR 1 día	98	181	211
Ver 10 días	296	552	655

Grupo Financiero BBVA Bancomer Valor en riesgo de títulos para negociar Millones de pesos	VeR 1 Día	VeR 10 Días
Renta fija	207	639
Renta variable	8	24
Cambios	14	45
Total	**211**	**655**

2.2 Títulos Disponibles para la Venta

Grupo Financiero BBVA Bancomer Valor en riesgo de títulos disponibles para la venta Millones de pesos	2T 2003	1T 2004	2T 2004
VeR 1 día	60	12	14
Ver 10 días	145	26	35

Grupo Financiero BBVA Bancomer Valor en riesgo de títulos disponibles para la venta Millones de pesos	VeR 1 Día	VeR 10 Días
Renta fija	5	12
Renta variable	12	31
Total	**14**	**35**

3. Intermediación

Grupo Financiero BBVA Bancomer Ingresos por intermediación Millones de pesos	Resultados de los 6M04 por valuación	Resultados de los 6M04 por compraventa	TOTAL
Inversiones en valores	**(15)**	**(1,251)**	**(1,266)**
Renta variable	(7)	69	**62**
Renta fija	(8)	(1,320)	**(1,328)**
Operaciones en reporto	**308**	8	**316**
Operaciones con instrumentos financieros derivados	754	(614)	**140**
Total	**1,047**	**(1,857)**	**(810)**

4. Deuda

Grupo Financiero BBVA Bancomer Préstamos interbancarios y de otros organismos Millones de pesos	2T 2003	3T 2003	4T 2003	1T 2004	2T 2004
Moneda nacional	**37,884**	**50,398**	**48,895**	**35,263**	**43,826**
Tasa	6.2%	4.6%	5.6%	6.0%	6.4%
Moneda extranjera	**16,300**	**10,980**	**8,953**	**13,706**	**15,713**
Tasa	3.8%	4.0%	4.2%	3.5%	3.2%
Total	**54,184**	**61,378**	**57,848**	**48,969**	**59,539**
Tasa	5.4%	4.5%	5.4%	5.4%	5.4%

5. Capitalización

Negocio Bancario BBVA Bancomer Activos en riesgo Millones de pesos	Negocio Bancario		Bancomer		Bancomer Servicios	
	Activos ponderados por riesgo	Capital requerido	Activos ponderados por riesgo	Capital requerido	Activos ponderados por riesgo	Capital requerido
Activos en riesgo de crédito	**194,996**	**15,600**	**192,294**	**15,384**	**2,702**	**216**
Grupo I (ponderados al 0%)						
Grupo II (ponderados al 20%)	16,594	1,328	15,659	1,253	935	75
Grupo III (ponderados al 100%)	178,402	14,272	176,635	14,131	1,767	141
Activos en riesgo de mercado	**84,311**	**6,744**	**83,973**	**6,717**	**338**	**27**
Operaciones en moneda nacional con tasa nominal	67,873	5,429	67,535	5,402	338	27
Operaciones en moneda nacional con tasa real o denominadas en UDIS	2,269	182	2,269	182		
Operaciones en moneda extranjera con tasa nominal	9,703	776	9,703	776		
Posiciones en UDIS o con rendimiento referido al INPC	2	0	2	0		
Posiciones en divisas o con rendimiento indizado al tipo de cambio	2,461	197	2,461	197		
Posiciones en acciones o con rendimiento indizado al precio de una acción o grupo de acciones	2,003	160	2,003	160		
Total con riesgo de crédito y de mercado	**279,307**	**22,344**	**276,267**	**22,101**	**3,040**	**243**

Negocio Bancario BBVA Bancomer Capital neto Millones de pesos	Negocio Bancario	Bancomer	Bancomer Servicios
Capital básico	**43,530**	**37,974**	**5,556**
Capital contable	57,562	51,058	6,504
Obligaciones subordinadas e instrumentos de capitalización	4,953	4,953	0
Deducción de inversiones en instrumentos subordinados			
Deducción de inversiones en acciones de entidades financieras	(4,499)	(4,485)	(14)
Deducción de inversiones en acciones no financieras	(1,657)	(1,502)	(155)
Deducción de financiamientos otorgados para adquisición de acciones del banco o entidades del grupo			
Deducción de impuestos diferidos	(10,254)	(9,475)	(779)
Gastos de organización y otros intangibles	(2,575)	(2,575)	0
Otros activos que se restan	0	0	0
Capital complementario	**4,387**	**4,387**	**0**
Obligaciones e instrumentos de capitalización	2,309	2,309	0
Reservas preventivas por riesgos crediticios generales	2,078	2,078	0
Deducción de títulos subordinados			
Capital neto	**47,917**	**42,361**	**5,556**

6. Obligaciones

Grupo Financiero BBVA Bancomer Obligaciones Millones de pesos	Saldo Jun-04	Fecha Vencimiento	Tasa
BANCOMER-98 no convertibles	2,500	28-Sep-06	TIIE28
Intereses devengados no pagados	13		
Total	**2,513**		

7. Calificaciones de deuda

BBVA Bancomer Calificaciones de deuda	Largo Plazo Pesos	Largo Plazo Moneda Extranjera	Largo Plazo Escala Nacional	Corto Plazo Pesos	Corto Plazo Moneda Extranjera	Corto Plazo Escala Nacional
Standard & Poor's	BBB+	BBB-	N.A.	A-2	A-3	N.A.
Moody's	A1	A3*	Aaa.mx	P-1	P-2	MX-1
Fitch	BBB+	BBB-	AAA (mex)	F2	F3	F1+ (mex)

** Calificación para bonos.*

8. Tenencia accionaria de GFBB por subsidiaria

Grupo Financiero BBVA Bancomer Tenencia accionaria	2T 2003	3T 2003	4T 2003	1T 2004	2T 2004
Bancomer	99.99%	99.99%	99.99%	99.99%	99.99%
Bancomer Servicios	99.99%	99.99%	99.99%	99.99%	99.99%
Casa de Bolsa Bancomer	99.99%	99.99%	99.99%	99.99%	99.99%
Fianzas Probursa	99.99%	99.99%	99.99%	99.99%	99.99%
Seguros Bancomer	75.01%	75.01%	75.01%	75.01%	75.01%
Pensiones Bancomer	99.99%	99.99%	99.99%	99.99%	99.99%
Preventis	75.01%	75.01%	75.01%	75.01%	75.01%
Factoraje Probursa (1)	99.99%	99.99%	99.99%	99.99%	99.99%
Casa de Cambio Probursa (1)	89.56%	89.56%	89.56%	89.56%	89.56%
GFB Servicios	99.99%	99.99%	99.99%	99.99%	99.99%
Bancomer Servicios Administrativos	99.99%	99.99%	99.99%	99.99%	99.99%
Bancomer Gestión	99.99%	99.99%	99.99%	99.99%	99.99%

(1) En proceso de liquidación.

Contactos

Yvonne Ochoa Rosellini
Adrian Magaña Cobos
Mauricio Cuenca Aguilar
Tel. (5255) 5621-5875/5721/6726
Fax. (5255) 5621-3384
www.bancomer.com
investor_relations@bancomer.com

BBVA Bancomer

Mexico City, July 26th, 2004

GRUPO FINANCIERO BBVA BANCOMER REPORTED NET INCOME OF $2,111 MILLION PESOS FOR THE SECOND QUARTER OF 2004, 8.6% HIGHER THAN THE SECOND QUARTER OF 2003 AND ACCUMULATED NET INCOME FOR THE YEAR OF $4,040 MILLION PESOS, 7.8% HIGHER THAN FOR THE SAME PERIOD OF 2003

- The Banking Business recorded net income of $3,805 million pesos in the first half of 2004, 8.1% higher than in the first semester of 2003.
- As of June 2004, performing loans without UDI trusts grew 16.8% or $20,362 million pesos in the last twelve months, while consumer loans increased 36.3% or $8,144 million pesos and commercial loans in pesos went up 16.3% or $5,953 million pesos over the same period.
- Demand deposits as of June 2004 increased 19.8% or $30,290 million pesos versus June 2003, and time deposits plus mutual funds grew 4.2% or $9,797 million pesos over the same period.
- Total branch deposits grew 10.4% or $40,087 million pesos from June 2003 to June 2004.
- Net interest income before monetary result grew from $10,568 million pesos for the first six months of 2003, to $11,497 million pesos for the first half of 2004, an 8.8% increase.
- As of June 2004, non-performing loans dropped $6,171 million pesos as compared to June 2003, a 53.7% reduction, reaching $5,314 million pesos or 2.9% of total loans without Fobaproa/IPAB.

BBVA Bancomer

RESULTS

Core earnings (net interest income before monetary result, plus fee and commission income, minus non-interest expense) for the first half of 2004 climbed to $8,806 million pesos, growing 14.2% when compared to the first semester of 2003.

Net interest income before monetary result was $11,497 million pesos, an increase of 8.8% or $929 million pesos from the first six months of 2003 to the first half of 2004, in an environment where the average interbank reference rate (28-day TIIE) dropped 22.8%. Thus, the net interest margin before monetary result was 4.9% for the first half of 2004.

Fee income in the first six months of 2004 grew 7.6% if compared to the same period of last year, reaching $7,022 million pesos. Growth in this item is the result of a larger number of transactions carried out by clients, which increased from almost 580 thousand in the first six months of 2003 to more than 644 thousand in the first semester of 2004.

Non interest expense was $9,713 million pesos for the first six months of 2004, 3.6% higher than in the first half of 2003 due to investment in marketing and publicity campaigns which allowed the banking business activity to grow.

BUSINESS ACTIVITY

Performing loans without UDI trusts grew 16.8% from June 2003 to June 2004, this is, $20,362 million pesos, which reflects Bancomer's commitment to support the country's economic growth.

As of June 2004, consumer loans increased $8,144 million pesos or 36.3% over the past twelve months, supported by the generation of more traditional credit cards, mini credit cards Bancomer (*Tarjeta Mini Bancomer*), auto loans (*Creditón Auto*) and payroll loans (*Creditón Nómina*).

Commercial loans in local currency also increased $5,953 million pesos or 16.3% from June 2003 to June 2004. In the same period, the mortgage portfolio grew $1,463 million pesos or 14.4% and non-performing loans dropped $6,171 million pesos or 53.7%.

Total branch **deposits** increased 10.4%, or $40,087 million pesos, from June 2003 to a year later. This growth in deposits is due to an additional $30,290 million pesos attracted to demand accounts and $9,797 million pesos in time deposits and mutual funds over the same period.

NON BANKING BUSINESSES

Non banking businesses' contribution to Group net income in the first half of 2004 was 18.4%, placing them as an important source of income for the Group.

Afore Bancomer reported assets under management as of the end of June 2004 of $89,873 million pesos, 8.8% more than a year earlier, translating into a market share of 20.6%. The number of affiliates registered by the end of June 2004 was 4.3 million.

Seguros Bancomer issued premiums through the branch network for a total of $1,205 million pesos in the first semester of 2004, 11.3% more than in the same period of 2003. As of March, 2004, accrued premiums represented for Seguros Bancomer a bancassurance market share of 36.7%.

Bancomer Transfer Services keeps growing its money remittance activity, mainly from the United States to Mexico, having processed 8.3 million transactions in the first half of 2004, 15.5% more than in the first six months of the previous year. Funds transferred reached 3,080 million dollars in the first semester of 2004, 17.4% more than in the same period of 2003.

BBVA Bancomer

Bancomer Gestión reported assets under management of $74,933 million pesos as of June 2004, maintaining its first place in fixed-income mutual funds with 23.2% of the market.

Grupo Financiero BBVA Bancomer BUSINESS ACTIVITY Millions of pesos	Jun-03	Jun-04	Var %
Performing consumer loans	22,420	30,564	36.3%
Performing commercial loans in pesos without UDI trusts	36,601	42,554	16.3%
Performing mortgage loans without UDI trusts	10,128	11,591	14.4%
Performing government loans without UDI trusts	18,678	25,457	36.3%
Total performing loans without UDI trusts	121,424	141,786	16.8%
Network deposits	385,209	425,296	10.4%

BALANCE SHEET Millions of pesos	Jun-03	Jun-04	Var %
Total assets	466,165	513,106	10.1%
Total liabilities	401,815	440,454	9.6%
Equity	64,350	72,652	12.9%

INCOME STATEMENT Millions of pesos	6M03	6M04	Var %
Net interest income before monetary result	10,568	11,497	8.8%
Net interest income after loan-loss provisions	8,5539,964		16.5%
Fee and commission income	6,5247,022		7.6%
Trading income	803	-501	n.a.
Total operating revenue	15,880	16,485	3.8%
Non-interest expense	-9,379	-9,713	3.6%
Operating income	6,5016,772		4.2%
Net income	3,7484,040		7.8%

BUSINESS RATIOS	6M03	6M04
PROFITABILITY RATIOS		
Net interest margin before monetary result	5.1%	4.9%
Efficiency ratio excluding trading income	54.4%	52.7%
CAPITALIZATION		
Tier 1	12.6%	15.6%
Total	15.2%	17.2%

Grupo Financiero BBVA Bancomer (BBVA Bancomer) is a financial institution with important presence in Mexico in the following businesses: banking, pension funds, mutual funds, bancassurance and money remittances. Its banking activity is carried out by BBVA Bancomer (Bancomer), a leading banking subsidiary in Mexico in terms of assets, deposits, loan portfolio and number of branches, with a business model of segmented distribution by type of customer, a philosophy of strict risk management, and a long-term goal to grow and remain profitable. BBVA Bancomer's goal is to offer people a better future, through a relationship of mutual benefit, active service, counseling and global solutions. BBVA Bancomer is a controlling affiliate of Banco Bilbao Vizcaya Argentaria (BBVA), who owns at least 98.88% of BBVA Bancomer's shares. BBVA is one of the largest financial groups in the Euro Zone in terms of market capitalization, with a solid balance sheet and profitability and presence in 35 countries of the world with 86,197 employees, 35 million clients and 6,924 offices.

Second quarter 2004 results

BBVA Bancomer

México, D.F. a 26 de julio de 2004

GRUPO FINANCIERO BBVA BANCOMER REGISTRO UTILIDAD NETA DE $2,111 MILLONES DE PESOS EN EL SEGUNDO TRIMESTRE DE 2004, 8.6% MAYOR A LA DEL SEGUNDO TRIMESTRE DE 2003 Y $4,040 MILLONES DE PESOS DE FORMA ACUMULADA A JUNIO DE 2004, 7.8% MAYOR A LA DEL MISMO PERIODO DE 2003

- El negocio bancario registró utilidad neta de $3,805 millones de pesos en la primera mitad de 2004, 8.1% mayor a la del primer semestre de 2003.
- La cartera vigente sin fideicomisos UDIs a junio de 2004 creció 16.8% o $20,362 millones de pesos en los últimos doce meses, mientras que la cartera de consumo incrementó 36.3% u $8,144 millones de pesos y el crédito a empresas en moneda nacional aumentó 16.3% o $5,953 millones de pesos en el mismo período.
- La captación vista tuvo un crecimiento interanual a junio de 2004 de 19.8% o $30,290 millones de pesos y la captación a plazo más sociedades de inversión de 4.2% o $9,797 millones de pesos.
- La captación total a través de la red de sucursales creció 10.4% o $40,087 millones de pesos de junio de 2003 a junio de 2004.
- El margen financiero antes de resultado por posición monetaria creció, de $10,568 millones de pesos para los seis primeros meses de 2003, a $11,497 millones de pesos para el primer semestre de 2004, un aumento de 8.8%.
- La cartera vencida a junio de 2004 mostró una reducción interanual de $6,171 millones de pesos, lo que se traduce en una disminución de 53.7%, quedando en $5,314 millones de pesos que representan 2.9% de la cartera total excluyendo Fobaproa/IPAB.

RESULTADOS

El **margen básico recurrente** (ingreso financiero neto antes de resultado por posición monetaria, más ingreso por servicios, menos gastos) para el primer semestre de 2004 ascendió a $8,806 millones de pesos, habiendo crecido 14.2% en comparación con los primeros seis meses de 2003.

El **ingreso financiero neto antes de resultado por posición monetaria** se ubicó en $11,497 millones de pesos, un crecimiento de 8.8% o $929 millones de pesos del primer semestre de 2003 a los seis primeros meses de 2004, en un entorno donde la tasa de interés promedio de referencia bancaria (TIIE a 28 días) se redujo 22.8%. Con lo anterior, el índice de margen financiero neto antes de resultado por posición monetaria fue de 4.9% para el primer semestre de 2004.

El **ingreso por servicios** en los seis primeros meses de 2004 creció 7.6% comparado con el del mismo período de 2003, alcanzando $7,022 millones de pesos. El crecimiento en este rubro se debe a un mayor número de transacciones realizadas por clientes, las cuales incrementaron de casi 580 mil en los primeros seis meses de 2003 a más de 644 mil en el primer semestre de 2004.

Los **gastos** de administración y promoción registraron un total de $9,713 millones de pesos para los seis primeros meses de 2004, un incremento de 3.6% contra el primer semestre de 2003 debido a la inversión requerida para campañas publicitarias y de promoción que permitieron crecer la actividad del negocio.

EVOLUCION DE ACTIVIDAD

La **cartera vigente sin fideicomisos UDIs** creció 16.8% de junio de 2003 a junio de 2004, esto es, $20,362 millones de pesos, reflejo del compromiso de Bancomer para apoyar el crecimiento económico del país.

El crédito al consumo a junio de 2004 creció $8,144 millones de pesos o 36.3% en los últimos doce meses, apoyado en la colocación de nuevas tarjetas de crédito tradicionales, *Tarjetas Mini Bancomer*, *Creditones Auto* y *Creditones Nómina*.

El crédito a empresas en moneda nacional incrementó $5,953 millones de pesos o 16.3% de junio de 2003 a junio de 2004. Por su parte, la cartera de vivienda aumentó de junio de 2003 a junio de 2004 en $1,463 millones de pesos o 14.4% y la cartera vencida se contrajo $6,171 millones de pesos o 53.7%.

La **captación** total a través de la red de sucursales creció 10.4%, o $40,087 millones de pesos, de junio de 2003 a junio de 2004. Este crecimiento de captación se debe a $30,290 millones de pesos adicionales captados en cuentas vista y a $9,797 millones de pesos en inversiones a plazo y sociedades de inversión durante el período mencionado.

NEGOCIOS NO BANCARIOS

La contribución de los negocios no bancarios a la utilidad neta del Grupo en el primer semestre de 2004 fue de 18.4%, lo que los mantiene como una fuente de ingresos importante para el Grupo.

Afore Bancomer registró activos en administración al cierre de junio de 2004 de $89,873 millones de pesos, 8.8% más que a la misma fecha del año anterior, traduciéndose en una participación de mercado de 20.6%. El número de afiliados registrados al cierre de junio de 2004 fue de 4.3 millones.

Seguros Bancomer emitió primas de seguros a través de la red bancaria por un total de $1,205 millones de pesos en el primer semestre de 2004, 11.3% mayor al monto del mismo semestre de 2003. A marzo de 2004, las primas devengadas le otorgaron a Seguros Bancomer una participación de mercado de bancaseguros de 36.7%.

BBVA Bancomer

Bancomer Transfer Services sigue incrementando el envío de remesas, principalmente de Estados Unidos a México, habiendo procesado 8.3 millones de transacciones en el primer semestre de 2004, 15.5% más que en los primeros seis meses del año previo. Con esto, los fondos transferidos alcanzaron 3,080 millones de dólares en el primer semestre de 2004, 17.4% más que en el mismo semestre del año anterior.

La administradora de fondos **Bancomer Gestión** registró activos en administración de $74,933 millones de pesos a junio de 2004, ratificando su posición en fondos de inversión de renta fija con 23.2% del mercado.

Grupo Financiero BBVA Bancomer			
ACTIVIDAD Millones de pesos	**Jun-03**	**Jun-04**	**Var %**
Cartera de consumo vigente	22,420	30,564	36.3%
Cartera comercial en pesos vigente sin fideicomisos UDIs	36,601	42,554	16.3%
Cartera de vivienda vigente sin fideicomisos UDIs	10,128	11,591	14.4%
Cartera de gobierno vigente sin fideicomisos UDIs	18,678	25,457	36.3%
Cartera total vigente sin fideicomisos UDIs	121,424	141,786	16.8%
Captación total en red	385,209	425,296	10.4%
BALANCE GENERAL Millones de pesos	**Jun-03**	**Jun-04**	**Var %**
Activo total	466,165	513,106	10.1%
Pasivo total	401,815	440,454	9.6%
Capital contable	64,350	72,652	12.9%
ESTADO DE RESULTADOS Millones de pesos	**6M03**	**6M04**	**Var %**
Margen financiero antes de resultado por posición monetaria	10,568	11,497	8.8%
Margen financiero ajustado por riesgos crediticios	8,5539,964		16.5%
Ingreso por servicios	6,5247,022		7.6%
Resultado por intermediación	803	-501	n.a.
Ingresos totales de la operación	15,880	16,485	3.8%
Gastos de administración y promoción	-9,379	-9,713	3.6%
Resultado de la operación	6,5016,772		4.2%
Utilidad neta	3,7484,040		7.8%

INDICADORES DEL NEGOCIO	**6M03**	**6M04**
INDICADORES DE RENTABILIDAD		
Margen financiero neto antes de resultado por posición monetaria	5.1%	4.9%
Indice de eficiencia sin intermediación	54.4%	52.7%
CAPITALIZACION		
Capital básico	12.6%	15.6%
Capital total	15.2%	17.2%

Grupo Financiero BBVA Bancomer (BBVA Bancomer) es una institución financiera con importante presencia en México en los negocios de banca múltiple, fondos de pensión, fondos de inversión, seguros y envíos de dinero. Su principal actividad la realiza a través de BBVA Bancomer (Bancomer), subsidiaria bancaria líder en México en términos de activos, depósitos, cartera de crédito y número de sucursales, cuyo modelo de negocios consiste en una distribución segmentada por tipo de cliente con una filosofía de control de riesgo y un objetivo de crecimiento y rentabilidad a largo plazo. BBVA Bancomer trabaja por un futuro mejor para las personas, ofreciendo a su clientela una relación de beneficio mutuo, servicio proactivo, asesoramiento y soluciones integrales. BBVA Bancomer es una empresa controladora filial de Banco Bilbao Vizcaya Argentaria (BBVA), quien posee al menos el 98.88% de las acciones de BBVA Bancomer. BBVA es uno de los grupos financieros más grandes de la Zona Euro en términos de capitalización de mercado, con una elevada solvencia y rentabilidad que tiene presencia en 35 países del mundo con 86,197 empleados, 35 millones de clientes y 6,924 oficinas.